Exhibit 10.1

Agreement and Plan of Merger
by and among
Cirrus Logic, Inc.,
Leo Merger Sub, Inc.,
Lion Semiconductor Inc.,
and
FORTIS ADVISORS LLC, as agent for the Company Holders
Dated as of July 8, 2021

2.25	Customers and Suppliers	44
2.26	Accounts Receivable	45
2.27	Bank Accounts; Powers of Attorney	45
2.28	Finders’ Fees; Transaction Expenses	45
2.29	Warranty and Related Matters	45

Article III Representations and Warranties of Acquiror and Merger Sub		46
3.1	Organization and Standing	46
3.2	Authority and Enforceability	46
3.3	Non-Contravention	46
3.4	Litigation	46
3.5	Operations of the Merger Sub	46
3.6	Financing	47
3.7	Solvency	47
3.8	No Other Representations and Warranties	47
3.9	Brokers	47

Article IV Conduct Prior to the Effective Time		47
4.1	Conduct of Business of the Company	47
4.2	Restrictions on Conduct of Business of the Company	47
4.3	Terminated Agreements	48

Article V Additional Agreements		48
5.1	Stockholder Notice	48
5.2	No Solicitation	48
5.3	Public Disclosure	49
5.4	SEC Matters.	49
5.5	Reasonable Efforts	49
5.6	Third Party Consents; Notices	50
5.7	Access to Information	50
5.8	Consideration Spreadsheet	50
5.9	Expenses	51
5.10	Employees and Contractors	51
5.11	Confidentiality	52
5.12	Parachute Payment Waivers	52
5.13	Stockholder Approval	52
5.14	Treatment of Company Employee Plans	52
5.15	Termination of Financing Statements	53
5.16	The Closing Statement, Consideration Spreadsheet and Documents	53
5.17	Indemnification	53
5.18	Transfer Taxes	54
5.19	Tax Covenants	54

Article VI Conditions to the Merger		58
6.1	Conditions to Obligations of Each Party to Effect the Merger	58
6.2	Additional Conditions to Obligations of the Company	58
6.3	Additional Conditions to the Obligations of Acquiror	59

Article VII Termination, Amendment and Waiver		60
7.1	Termination	60
7.2	Effect of Termination	61
7.3	Amendment	61
7.4	Extension; Waiver	61

Article VIII Indemnification Holdback Amount and Indemnification		62
8.1	Survival of Representations, Warranties, Covenants and Agreements	62
8.2	Indemnification	62
8.3	Indemnity Holdback Fund	65
8.4	Claims	66
8.5	Resolution of Objections to Claims	67
8.6	Defense of Third Party Claims	67
8.7	Company Holders’ Agent	68
8.8	Treatment of Indemnification Payments	70

Article IX General Provisions		70
9.1	Notices	70
9.2	Interpretation	71
9.3	Counterparts	72
9.4	Entire Agreement; Nonassignability; Parties in Interest	72
9.5	Assignment	72
9.6	Severability	72
9.7	Remedies Cumulative	73
9.8	No Waiver Relating to Claims for Fraud	73
9.9	Governing Law	73
9.10	Rules of Construction	73
9.11	WAIVER OF JURY TRIAL	74
9.12	Time	74

Exhibits
Exhibit A	–	Defined Terms
Exhibit B	–	Form of Sellers’ Agreement
Exhibit C	–	Form of Employee Confidentiality Agreement
Exhibit D	–	Form of Non-Competition Agreement
Exhibit E	–	Form of Certificate of Merger
Exhibit F	–	Form of Retention Agreement
Exhibit G	–	Form of Paying Agent Agreement
Exhibit H	–	Form of Letter of Transmittal
Exhibit I	–	Form of Option Cancellation Agreement
Exhibit J	–	Form of Warrant Cancellation Agreement
Exhibit K	–	Form of Note Cancellation Agreement

Agreement and Plan of Merger
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 8, 2021 (the “Agreement Date”), by and among Cirrus Logic, Inc., a Delaware corporation (“Acquiror”), Leo Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Acquiror (“Merger Sub”), Lion Semiconductor Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as agent for the Company Holders (the “Company Holders’ Agent”).
Recitals
A. The respective boards of directors of the Company, Merger Sub and Acquiror have determined that it would be advisable and in the best interests of the stockholders of their respective companies that Merger Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned Subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have adopted resolutions approving and declaring the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement.
B. Concurrently with the execution of this Agreement by Acquiror, Merger Sub and the Company, the Company Stockholders holding at least 75% of the issued and outstanding shares of Company Capital Stock have executed and delivered, in accordance with Section 228 of the DGCL, a written consent (effective as of immediately following the execution of this Agreement by Acquiror, Merger Sub and the Company) approving this Agreement, the Merger and the other transactions contemplated hereby in accordance with Section 251 of the DGCL and the Organizational Documents (the “Company Stockholder Approval”) and the Sellers’ Agreement (the “Sellers’ Agreement”), in substantially the form attached hereto as Exhibit B, which Sellers Agreement is integral to the transactions contemplated hereby, and it is acknowledged and agreed that Acquiror and Merger Sub would not consummate the transactions contemplated hereby absent the execution and delivery of the Sellers’ Agreement and the Company Stockholder Approval and the Sellers’ Agreement being in full force and effect and valid, binding and enforceable against the Company Holders.
C. Concurrently with the execution of this Agreement by Acquiror, certain employees of the Company identified on Schedule 6.3(e)-1 to the Disclosure Letter are executing and delivering to Acquiror (i) employee offer letters with Acquiror or one of its Affiliates providing for the employment of such person with Acquiror or one of its Affiliates following the Closing, substantially in the form provided to the Company by Acquiror (each, an “Offer Letter”) and (ii) Proprietary Information and Inventions Agreements and Nondisclosure Agreements, substantially in the form attached as Exhibit C, with Acquiror or one of its Affiliates (each, an “Employee Confidentiality Agreement”), in each case, to become effective upon the Closing.
D. Pursuant to the transactions contemplated by this Agreement, certain Company Holders identified on Schedule 6.3(f)-1 to the Disclosure Letter will each convey all of his or her equity in the Company, and all goodwill associated therewith, in exchange for significant benefits.
E. Concurrently with the execution and delivery of this Agreement, and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain Company Holders identified on Schedule 6.3(f)-1 to the Disclosure Letter are executing and delivering to Acquiror non-competition agreements substantially in the form attached as Exhibit D with Acquiror or one of its Affiliates (each, a “Non-Competition Agreement”) to become effective upon the Closing.

F. For U.S. federal income Tax purposes, the Merger is intended to be a treated as a sale by the Company Holders of all of their equity in the Company in exchange for the Total Merger Consideration in a fully taxable transaction.
G. The Company, Merger Sub, and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I

THE MERGER

1.1 Certain Definitions.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth on Exhibit A attached hereto.
1.2 The Merger.  At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached as Exhibit E (the “Certificate of Merger”) and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall become a wholly owned Subsidiary of Acquiror.
1.3 Closing.  Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place on the date that is one (1) Business Day following the satisfaction (or waiver by the party entitled to the benefit thereof) of the conditions to Closing set forth in Article VI (other than conditions that by their nature shall be satisfied as of the Closing). The Closing shall take place remotely via the electronic exchange of documents and signatures, or at such other location as the parties hereto agree.  The date on which the Closing occurs is herein referred to as the “Closing Date.”
1.4 Closing Deliveries.
(a)  Acquiror Deliveries.  Acquiror shall deliver to the Company or other party as listed below, at or prior to the Closing, each of the following:
(i) payment to the Paying Agent by wire transfer of immediately available funds an aggregate amount equal to the Initial Merger Consideration (less the amount of Option Consideration) for further distribution to the Company Stockholders, the Company Warrantholders, and the Company Noteholders pursuant to the terms of this Agreement;
(ii) payment to the Paying Agent by wire transfer of immediately available funds an amount equal to the amount of the Option Consideration for further distribution to the Surviving Corporation to distribute to the Company Optionholders pursuant to the terms of this Agreement through the Surviving Corporation’s payroll payment system (in each case subject to applicable withholding Taxes);
(iii) payment to the Paying Agent by wire transfer of immediately available funds any amounts of Transaction Expenses, Indebtedness (to the extent being paid at Closing) and/or other money due and owing from the Company to such Persons as set forth on the Closing Statement;

(iv) payment to the Paying Agent by wire transfer of immediately available funds for further payment to the Company Holders’ Agent, an amount equal to the Reserve Amount for deposit into a bank account designated and controlled by the Company Holders’ Agent (the “Reserve Account”) to be used: (1) towards the costs and expenses, if any, incurred by the Company Holders’ Agent in defending and/or resolving any indemnification claims and the costs and expenses incurred by the Company Holders’ Agent in the performance of its obligations as Company Holders’ Agent or (2) as otherwise directed by the Advisory Group. The Company Holders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Reserve Account other than as a result of its gross negligence or willful misconduct.  The Company Holders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Reserve Account and has no tax reporting or income distribution obligations with respect thereto. The Company Holders will not receive any interest on the Reserve Account and assign to the Company Holders’ Agent any such interest. Subject to Advisory Group approval, the Company Holders’ Agent may contribute funds to the Reserve Account from any consideration otherwise distributable to the Company Holders.  The Company Holders’ Agent shall distribute all amounts remaining in the Reserve Account to the Paying Agent (for the benefit of the Company Stockholders, the Company Warrantholders, and the Company Noteholders) or the Surviving Corporation (for the benefit of the Company Optionholders), in each case, for further distribution in accordance with each Company Holder’s Pro Rata Holdback Share, upon the later of fifteen (15) months after the Closing (the “Reserve Release Date”) or the resolution of all Outstanding Holdback Claims against the Company Holders still pending as of the Reserve Release Date;
(v) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror, to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied (the “Acquiror Closing Certificate”);
(vi) a Paying Agent Agreement, in substantially the form attached as Exhibit G (the “Paying Agent Agreement”), dated as of the Closing Date and executed by Acquiror and the Paying Agent; and
(vii) retention agreements in substantially the form attached as Exhibit F (each, a “Retention Agreement”), dated as of the Closing Date and executed by Acquiror.
(b)   Company Deliveries.  The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly authorized officer of the Company, to the effect that each of the conditions set forth in clauses (a) and (d) of Section 6.3 has been satisfied (the “Company Closing Certificate”);
(ii) a certificate, dated as of the Closing Date, executed on behalf of the Company by its Secretary, certifying (A) the Organizational Documents, (B) the resolutions of the Company Board approving the Merger and adopting this Agreement and the Certificate of Merger, and (C) the Company Stockholder Approval, and that all such resolutions are in full force and effect and are the resolutions adopted in connection with the transactions contemplated hereby (the “Company Secretary’s Certificate”);
(iii) the Paying Agent Agreement, dated as of the Closing Date and executed by the Company and the Company Holders’ Agent;
(iv) an Offer Letter and Employee Confidentiality Agreement with Acquiror or its Affiliates, executed by each of the employees contemplated by Section 6.3(e);

(v) a Non-Competition Agreement with Acquiror or its Affiliates, executed by each of the individuals set forth on Schedule 6.3(f)-1 to the Disclosure Letter;
(vi) a Retention Agreement with Acquiror or its Affiliates, executed by each of the individuals on Schedule 1.4(b)(vi) to the Disclosure Letter;
(vii) evidence satisfactory to Acquiror of the resignation of each of the directors and officers of the Company and each Company Subsidiary immediately prior to the Closing, effective no later than immediately prior to the Effective Time, from their positions as such and not from employment, where employed;
(viii) a certificate from the Secretary of State of the State of Delaware and the Secretary of State of California dated within three (3) Business Days prior to the Closing Date certifying that the Company is in good standing;
(ix) the Consideration Spreadsheet completed to include all of the information specified in Section 5.8 and a certificate executed by a duly authorized officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that such Consideration Spreadsheet is accurate and complete;
(x) a certificate executed on behalf of the Company by a duly authorized officer of the Company, dated as of the Closing Date, estimating the following amounts as of the close of business on the day immediately prior to the Closing Date and that such certificate includes all of the Transaction Expenses paid or payable at or following the Closing Date (the “Closing Statement”):
(A) the total amount of Company Cash (the “Estimated Company Cash”) along with the Company’s good faith calculation of such amount in reasonable detail;
(B) the amount of Transaction Expenses not paid (including an itemized list of each such Transaction Expense with a description of the nature of such expense and the Person to whom such expense is owed) (“Estimated Transaction Expenses”);
(C) an itemized list of all obligations, including principal, interest and premiums, as applicable, with respect to each item of Company Debt (“Estimated Company Debt”) with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, as applicable, and an aggregate total of such Company Debt; and
(D) the total amount of Net Working Capital (“Estimated Net Working Capital”) along with the Company’s good faith calculation of such amount in reasonable detail.
(xi) (A) a properly completed and duly executed certificate, meeting the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3) and dated as of the Closing Date, to the effect that the Company is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” and accordingly, the Company Capital Stock are not “United States real property interests,” in each case within the meaning of Section 897 of the Code, and (B) a properly completed and duly executed notice to the Internal Revenue Service that corresponds to such certificate pursuant to Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Acquiror to deliver such notice and certificate to the Internal Revenue Service on behalf of the Company after the Closing Date;

(xii) the Sellers’ Agreement duly executed by the holders of at least 90% of the issued and outstanding shares of Company Capital Stock, which such Sellers’ Agreement shall be in full force and effect; and
(xiii) an Option Cancellation Agreement from the holders of at outstanding Company Options representing at least 90% of the shares of Company Common Stock underlying Company Options, which such Option Cancellation Agreement shall be in full force and effect;
(xiv) a Warrant Cancellation Agreement with respect to the SVB Warrant, which such Warrant Cancellation Agreement shall be in full force and effect;
(xv) a Note Cancellation Agreement from 85% of the holders of Company Notes, which such Note Cancellation Agreement shall be in full force and effect; and
(xvi) evidence satisfactory to Acquiror of (A) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Merger or any other transaction contemplated by this Agreement under the Contracts listed or described on Schedule 1.4(b)(xvi)-1 to the Disclosure Letter, (B) the termination of each of the Contracts of the Company listed or described on Schedule 1.4(b)(xvi)-2 to the Disclosure Letter, (C) the amendment of each of the Contracts of the Company listed or described on Schedule 1.4(b)(xvi)-3 to the Disclosure Letter in the manner described on such Schedule with respect to each such Contract, and (D) the termination or waiver of any rights of first refusal, rights to any liquidation preference or redemption rights of any Company Holder, effective as of and contingent upon the Closing.
1.5 Effective Time.  At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Acquiror, Merger Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.  The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later date or time as may be agreed to by Acquiror and the Company in writing and specified in the Certificate of Merger (the effective time of the Merger being referred to herein as the “Effective Time”).
1.6 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Surviving Corporation.
1.7 Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time shall be amended in their entirety in the Merger to be the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time amended as necessary to reflect the name of the Surviving Corporation, and as so amended, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL.
1.8 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed.

1.9 Effect on Company Capital Stock, the Company Options, the Company Warrants, and the Company Notes.
(a)   Treatment of Company Capital Stock Owned by Company Holders; Treatment of Capital Stock of Merger Sub.  On the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, or any holder of Company Capital Stock, Company Options, Company Warrants, and/or Company Notes:
(i) Company Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) upon the terms and subject to the conditions set forth in this Section 1.9(a)(i) and throughout this Agreement, including the holdback provisions set forth herein, will be cancelled and extinguished and be converted automatically into the right to receive, upon execution and delivery by the applicable holder of such Company Capital Stock of a letter of transmittal, in the form of Exhibit H attached hereto (“Letter of Transmittal”) and the Sellers’ Agreement or a joinder to the Sellers’ Agreement in the form attached as an exhibit thereto, an amount in cash per share of Company Capital Stock equal to the Company Per Share Amount as set forth on the Consideration Spreadsheet.  For purposes of calculating the amount to be paid to each holder of Company Capital Stock at the Effective Time, the amounts described in this Section 1.9 shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein.  The aggregate amount to be paid to a holder of Company Capital Stock for shares of Company Capital Stock held immediately prior to the Effective Time shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by each particular holder of Company Capital Stock.
(ii) Company Options.  At the Effective Time, as a result of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each then-outstanding Company Option, upon the terms and subject to the conditions set forth in this Section 1.9(a)(ii) and throughout this Agreement, including the holdback provisions set forth herein, shall be cancelled and extinguished and be converted automatically into the right to receive, upon execution and delivery by the applicable holder of such Company Option of an Option Cancellation Agreement with respect to such Company Option, in substantially the form attached hereto as Exhibit I (an “Option Cancellation Agreement”), an amount in cash per share subject to the portion of such Company Option that is vested and exercisable as of immediately prior to the Effective Time equal to the difference between (A) the Company Per Share Amount and (B) the per-share exercise price associated with such Company Option (subject to any applicable withholding obligations), in accordance with the Consideration Spreadsheet; provided, however, that, to the extent such Company Option is unvested at the Effective Time, such Company Option shall be cancelled without the payment of any consideration. For purposes of calculating the amount to be paid to each Company Optionholder at the Effective Time, the amounts described in this Section 1.9(a)(ii) shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein. The aggregate amount to be paid to a Company Optionholder for Company Options held immediately prior to the Effective Time shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all Company Options held by each particular holder of Company Options. The aggregate amount of cash payable with respect to all such Company Options under this Section 1.9(a)(ii) is referred to as the “Option Consideration”.

(iii)   Company Warrants.
(A) At the Effective Time, as a result of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, the Warrant to Purchase Preferred Stock, dated January 5, 2016, by and between the Company and Silicon Valley Bank (the “SVB Warrant”), upon the terms and subject to the conditions set forth in this Section 1.9(a)(iii) and throughout this Agreement, including the holdback provisions set forth herein, shall be cancelled and extinguished and be converted automatically into the right to receive, upon execution and delivery by the applicable holder of such Company Warrant of a Warrant Cancellation Agreement with respect to such Company Warrant, in substantially the form attached hereto as Exhibit J (a “Warrant Cancellation Agreement”), an amount in cash equal to the difference between (B) the Company Per Share Amount and (C) the per-share exercise price associated with such Company Warrant, in accordance with the Consideration Spreadsheet. For purposes of calculating the amount to be paid to each Company Warrantholder at the Effective Time, the amounts described in this Section 1.9(a)(iii) shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein. The aggregate amount to be paid to a Company Warrantholder for Company Warrants held immediately prior to the Effective Time shall be rounded down to the nearest whole cent and computed after aggregating cash amounts for all Company Warrants held by each Company Warrantholder.
(D) At the Effective Time, all Company Warrants other than the SVB Warrant shall be cancelled and extinguished in full pursuant to their terms.
(iv) Company Notes.  As of immediately prior to the Effective Time, subject to the consummation of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the Company Holders, each Company Note (unless otherwise converted), upon the terms and subject to the conditions set forth in this Section 1.9(a)(iv) and throughout this Agreement, including the holdback provisions set forth herein, shall be cancelled and extinguished, and each holder thereof shall be entitled to receive, as payment in full satisfaction of the Company’s obligations thereunder, upon execution and delivery by the applicable Company Noteholder of a Note Cancellation Agreement with respect to such Company Note, in substantially the form attached hereto as Exhibit K (a “Note Cancellation Agreement”), an amount in cash equal to the aggregate amount payable with respect to such Company Note in accordance with the terms of such Company Note upon a Change of Control ( as defined in the Company Notes) on the Closing Date, including the prepayment premium described in paragraph 1(c)(ii) of the Company Notes. For purposes of calculating the amount to be paid to each Company Noteholder at the Effective Time, the amounts described in this Section 1.9(a)(iv) shall be calculated assuming that the Total Merger Consideration is equal to the Initial Merger Consideration, and shall be adjusted following the Closing as set forth herein. The aggregate amount to be paid to any Company Noteholder with respect to any outstanding Company Note held immediately prior to the Effective Time shall be rounded down to the nearest whole cent. At the Effective Time, all Company Notes shall be cancelled or terminated, and no Company Noteholder shall have the right to receive any security or other consideration from the Company, Acquiror or the Surviving Corporation with respect thereto.  Acquiror shall not assume or convert any Company Notes, and no Company Note shall be deemed to be outstanding or to have any rights other than those set forth in this Section 1.9(a) after the Effective Time. The aggregate amount of cash payable with respect to all such Company Notes under this Section 1.9(a)(iv) is referred to as the “Note Consideration”.
(v) Total Merger Consideration.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquiror to the Company Holders pursuant to this Agreement exceed the Total Merger Consideration.

(vi) Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Acquiror, Merger Sub, the Company or the sole stockholder of Merger Sub, be converted into and become one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of capital stock of Merger Sub are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of common stock of Merger Sub shall evidence ownership of such shares of common stock of the Surviving Corporation.
(vii) Action by the Company and the Company Board.  Prior to the Effective Time, the Company shall have taken all actions necessary to effectuate the treatment of Company Capital Stock, Company Options, Company Warrants and Company Notes pursuant to the terms of this Section 1.9, including (A) accelerating the lapsing of restrictions or vesting in full with respect to any Company Capital Stock and Company Options and (B) ensuring that from and after the Effective Time neither Acquiror nor the Surviving Corporation shall be required to deliver any Company Capital Stock or any consideration other than the Total Merger Consideration applicable to such Company Capital Stock, Company Options, Company Warrants and Company Notes set forth on the Consideration Spreadsheet to any Person pursuant to or in settlement of any Company Capital Stock, Company Options, Company Warrants and Company Notes, as applicable.
(b) Treatment of Company Capital Stock Owned by the Company.  At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock or reserved for issuance by the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof, and no amount of Total Merger Consideration shall be allocated or paid thereto.
(c) Dissenters’ Rights.  Notwithstanding anything contained herein to the contrary, no Dissenting Shares shall be converted into the right to receive the cash amount provided for in Section 1.9(a)(i), but instead the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL).  Each holder of Dissenting Shares who, pursuant to the provisions of Section 262 of the DGCL, becomes entitled to receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL shall receive the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (but only after the fair value therefor shall have been agreed upon or finally determined pursuant to such provisions).  If any holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 of the DGCL, then the right of such holder to receive the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the cash amount provided for in Section 1.9(a)(i), without interest thereon, in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the Paying Agent on behalf of the holder or the holders thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.11, following the satisfaction of the applicable conditions set forth in Section 1.11, the amount of cash to which such holder would be entitled in respect thereof under Section 1.9(a)(i) as if such shares never had been Dissenting Shares.  The Company shall give Acquiror prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company.  The payout of consideration under this Agreement to the Company Stockholders (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.9(c) and under Section 262 of the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under Section 262 of the DGCL by any other Company Stockholder.

(d) Rights Not Transferable.  The rights of the Company Holders as of immediately prior to the Effective Time are personal to each such Company Holder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution or with the prior written consent of Acquiror.  Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.
1.10 Treatment of Adjustment Holdback Amount, Indemnity Holdback Amount and the Reserve Amount.  Acquiror shall retain the Adjustment Holdback Amount for purposes of securing certain post-closing purchase price adjustments set forth in Section 1.15 (the “Adjustment Holdback Fund”) and the Indemnity Holdback Amount for the purpose of securing the indemnification obligations set forth in Article VIII.  Except as specifically provided in this Agreement, no interest shall accrue or be due and owing to any Company Holder in any respect in connection with the Adjustment Holdback Fund or the Indemnity Holdback Fund. Each Company Holder shall be deemed to have contributed an amount equal to his, her or its Pro Rata Holdback Share of the Reserve Amount to the Reserve Account.  The right to receive the Reserve Amount and the Adjustment Holdback Amount and the Indemnity Holdback Amount represents a contingent right of the Company Holders to receive a portion of the Total Merger Consideration, subject to the obligations of the Company Holders set forth in this Agreement, including the indemnification provisions of Article VIII and the provisions applicable to the Reserve Account of Section 1.4(a)(iv).
1.11 Paying Agent; Surrender of Certificates in Exchange for Payments.
(a) PNC Bank, National Association shall act as exchange and paying agent, registrar and transfer agent (in such capacity, the “Paying Agent”) for the purpose of exchanging (i) the Certificates, (ii) each Company Warrant, and (iii) each Company Note, collectively clauses (i), (ii) and (iii), for the aggregate Initial Merger Consideration (less the amount payable to the Company Optionholders pursuant to Section 1.9(a)(ii)).  At or prior to the Effective Time, the Company shall cause each Company Holder (other than the Company Optionholders) to be provided (A) a notice of the effectiveness of the Merger to the Company Stockholders, (B) a Letter of Transmittal, and (C) instructions for receiving the Initial Merger Consideration in respect thereof.  In addition, the Letter of Transmittal will require the delivering holder to represent that (1) such delivering holder has good title to such Certificate(s), (2) such delivering holder has full power and authority to execute and deliver such Letter of Transmittal and to perform its obligations in connection therewith, and (3) such delivering holder agrees to the terms of this Agreement.
(b) Upon delivery to the Paying Agent of written documentation evidencing the cancellation (a “Carta Cancellation”) of the electronic stock certificates representing, immediately prior to the Effective Time, the shares of Company Capital Stock (the “Certificates”) from the Company’s transfer agent, Carta (“Carta”), together with such Letter of Transmittal, and the Sellers’ Agreement or a joinder to the Sellers’ Agreement, in each case, duly executed and completed in accordance with the instructions thereto, by each Company Stockholder, each Company Stockholder shall be entitled to receive promptly after the Paying Agent’s receipt of the Carta Cancellation in respect of such shares of Company Capital Stock, in exchange therefor, cash pursuant to Section 1.9(a)(i) in an amount set forth in the Consideration Spreadsheet, which amounts shall be paid by the Paying Agent in accordance with the instructions provided by such Company Stockholder. Upon delivery to the Paying Agent by each Company Warrantholder of a Letter of Transmittal and Warrant Cancellation Agreement, in each case, duly executed and completed in accordance with the instructions thereto, by such Company Warrantholder, each Company Warrantholder shall be entitled to receive, in exchange therefor, cash pursuant to and Section 1.9(a)(iii) in an amount set forth in the Consideration Spreadsheet, which amounts shall be paid by the Paying Agent in accordance with the instructions provided by such Company Warrantholder. Upon delivery to the Paying Agent by each Company Warrantholder of a Letter of Transmittal and Warrant Cancellation Agreement, in each case, duly executed and completed in accordance with the instructions thereto, by such Company Warrantholder, each Company Warrantholder shall be entitled to receive, in exchange therefor, cash pursuant to and Section 1.9(a)(iii) in an amount set forth in the Consideration Spreadsheet, which amounts shall be paid by the Paying Agent in accordance with the instructions provided by such Company Warrantholder. No interest or dividends will be paid or accrued on the consideration payable upon the exchange of such Company Capital Stock, Company Warrant, or Company Note. Until delivered in accordance with the provisions of this Section 1.11(b), each Certificate (other than those representing Company Capital Stock to be cancelled pursuant to Section 1.9(b)) shall represent, for all purposes, only the right to receive an amount in cash equal to the portion of the Total Merger Consideration payable in respect thereof pursuant to Section 1.9(a)(i) in respect of the Company Capital Stock formerly evidenced by such Certificate, without any interest or dividends thereon.

(c) The consideration paid in respect of the Certificates in accordance with this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Capital Stock formerly represented thereby. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Company Capital Stock that was outstanding immediately prior to the Effective Time.
(d) Neither Acquiror nor the Surviving Corporation shall be liable to a Company Stockholder, Company Warrantholder, or Company Noteholder or any other Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Letter of Transmittal shall not have been received by the Paying Agent by the sixth anniversary of the Closing Date (or immediately prior to such earlier date on which the Total Merger Consideration, dividends (whether in cash, stock or property) or other distributions with respect to Company Capital Stock would otherwise escheat to or become the property of any foreign, federal, state or local governments or governmental agency), any such shares, cash, dividends or distributions in respect of such Company Capital Stock shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.
(e) The Paying Agent shall pay the Option Consideration pursuant to Section 1.9(a)(ii) to the Surviving Corporation for further distribution to the Company Optionholders in accordance with Section 1.9(a)(ii) and as set forth in the Consideration Spreadsheet, in order that such payments be effected through the Surviving Corporation’s payroll payment system (in each case subject to applicable withholding Taxes).
(f) No interest shall accumulate on any cash payable in connection with the Merger.  All amounts paid by Acquiror hereunder shall be made in U.S. dollars.
1.12 No Further Ownership Rights in the Company Capital Stock, Company Options, Company Warrants, or Company Notes.  All cash paid or payable following the surrender for exchange of all shares of Company Capital Stock, and all cash paid or payable in respect of Company Options, Company Warrants, and Company Notes in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to all shares of Company Capital Stock, Company Options, Company Warrants, and Company Notes and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, a Certificate is presented to the Surviving Corporation for any reason, such Certificate shall be cancelled and exchanged as provided in this Article I.

1.13 Tax Consequences.  The Company and each of the Company Holders each acknowledges and agrees that neither Acquiror nor Merger Sub makes any representations or warranties to the Company or to any Company Holder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Holder of this Agreement, the Merger, or any of the other transactions or agreements contemplated hereby.  The Company and each of the Company Holders each acknowledges and agrees that it is relying solely on its own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.  Each Company Holder understands that each such Company Holder (and none of Acquiror, Merger Sub, nor the Surviving Corporation) is responsible for his, her or its own Tax liability that may arise as a result of the transactions or agreements contemplated hereby.
1.14 Withholding Rights.  Each of Acquiror, Merger Sub, the Surviving Corporation, and the Paying Agent shall be entitled to deduct and withhold from the cash otherwise payable under this Agreement to any holder of any shares of Company Capital Stock, any Company Warrants, any Company Options, or any Company Notes such amounts as Acquiror, Merger Sub, the Surviving Corporation, or the Paying Agent reasonably determines that it is required to deduct and withhold with respect to any such payments under the Code or any other provision of U.S. federal, state, local or non-U.S. Tax law, and each such Person, severally and not jointly, shall indemnify and hold harmless Acquiror, Merger Sub, the Surviving Corporation and the Paying Agent from and against any Damages with respect to such amounts required to be deducted and withheld in accordance with this Section 1.14 with respect to any payments made under this Agreement to such Person. Except in the case of a payment to a Company Optionholder who is or was an employee or other service provider, a withholding party shall use commercially reasonable efforts to provide adequate notice to the Company Holders’ Agent of the intended withholding and afford the Company Holders’ Agent the opportunity to provide documentation, analysis and/or other mitigating information in order to reduce any such withholding. To the extent that amounts are so withheld and properly remitted to the applicable Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made. Except in the case of a payment to a Company Optionholder who is or was an employee or other service provider, the withholding party shall provide documentation to the applicable payee party establishing such withholding and remittances associated therewith and such other information as may be reasonably requested and necessary or required to remit to any Tax Authority in order to allow for credit or refund of such amounts.
1.15 Adjustments to Merger Consideration.
(a)  Promptly, but in any event within ninety (90) days after the Closing Date, Acquiror shall prepare and deliver to the Company Holders’ Agent a statement (the “Acquiror Closing Statement”) setting forth Acquiror’s determination of the following as of the Closing Date:
(i) the total amount of Company Cash along with Acquiror’s good faith calculation of such amount in reasonable detail, and on the basis thereof, the difference between (A) the Estimated Company Cash minus (B) Company Cash as determined by Acquiror (such difference, the “Cash Adjustment Amount”);
(ii) the amount of unpaid Transaction Expenses, including an itemized list of each such unpaid Transaction Expense, and on the basis thereof, the difference between (A) unpaid Transaction Expenses as determined by Acquiror minus (B) Estimated Transaction Expenses (such difference, the “Transaction Expense Adjustment Amount”);

(iii) an itemized list of all Company Debt, and on the basis thereof, the difference between (A) Company Debt as determined by Acquiror minus (B) Estimated Company Debt (such difference, the “Company Debt Adjustment Amount”); and
(iv) the total amount of Net Working Capital along with Acquiror’s good faith calculation of such amount in reasonable detail, and on the basis thereof (the “Final Net Working Capital”); and the “Net Working Capital Adjustment Amount” shall be defined as follows:
                 (A)  If the Estimated Net Working Capital is above the Net Working Capital Top Collar and:

(1) The Final Net Working Capital is more than the Estimated Net Working Capital, then the Net Working Capital Adjustment Amount shall equal the Estimated Net Working Capital minus the Final Net Working Capital;
(2) The Final Net Working Capital is less than the Estimated Net Working Capital, but above the Net Working Capital Top Collar, then the Net Working Capital Adjustment Amount shall equal to the Estimated Net Working Capital minus the Final Net Working Capital;
(3) The Final Net Working Capital is between the Net Working Capital Bottom Collar and Net Working Capital Top Collar, then the Net Working Capital Adjustment Amount shall equal the Estimated Net Working Capital minus the Net Working Capital Top Collar; or
(4) The Final Net Working Capital is less than the Net Working Capital Bottom Collar, the Net Working Capital Adjustment Amount shall equal to the sum of (x) the Estimated Net Working Capital minus the Net Working Capital Top Collar and (y) the Net Working Capital Bottom Collar minus the Final Net Working Capital.
(B)   If the Estimated Net Working Capital is between the Net Working Capital Bottom Collar and the Net Working Capital Top Collar and:
(1) The Final Net Working Capital is more than the Net Working Capital Top Collar, then the Net Working Capital Adjustment Amount shall equal the Net Working Capital Top Collar minus the Final Net Working Capital;
(2) The Final Net Working Capital is between the Net Working Capital Top Collar and Net Working Capital Bottom Collar, then the Net Working Capital Adjustment Amount shall equal $0; or
(3) The Final Net Working Capital is less than the Net Working Capital Bottom Collar, then the Net Working Capital Adjustment Amount shall equal the Net Working Capital Bottom Collar minus the Final Net Working Capital.
(C)   If the Estimated Net Working Capital is below the Net Working Capital Bottom Collar and:
(1) The Final Net Working Capital is more than the Estimated Net Working Capital, but below the Net Working Capital Bottom Collar, then the Net Working Capital Adjustment Amount shall equal the Estimated Net Working Capital minus the Final Net Working Capital;

(2) The Final Net Working Capital is more than the Estimated Net Working Capital but between the Net Working Capital Bottom Collar and the Net Working Capital Top Collar, then the Net Working Capital Adjustment Amount shall equal the Estimated Net Working Capital minus the Net Working Capital Bottom Collar;
(3) The Final Net Working Capital is more than the Estimated Net Working Capital and more than the Net Working Capital Top Collar, then the Net Working Capital Adjustment Amount shall equal the sum of (1) the Estimated Net Working Capital minus the Net Working Capital Bottom Collar and (2) the Net Working Capital Top Collar minus the Final Net Working Capital; or
(4) The Final Net Working Capital is less than the Estimated Net Working Capital, then the Net Working Capital Adjustment Amount shall be equal to the Estimated Net Working Capital minus the Final Net Working Capital.
(b) The Acquiror Closing Statement and the calculations of the Company Cash, Transaction Expenses, Company Debt, Net Working Capital and Final Adjustment Amount set forth in the Acquiror Closing Statement shall be final and binding on the parties unless the Company Holders’ Agent delivers to Acquiror, within forty-five (45) days following the Company Holders’ Agent’s receipt of the Acquiror Closing Statement (the “Objection Period”), a written notice (the “Objection Notice”) advising Acquiror that the Company Holders’ Agent disputes Acquiror’s calculations set forth in the Acquiror Closing Statement. Such Objection Notice shall describe the nature of any such disagreement in reasonable detail (including the reasons therefor), identifying the specific items as to which the Company Holders’ Agent disagrees and shall be accompanied by reasonable supporting documentation and an alternative calculation of the line item so objected to by the Company Holders’ Agent. During the Objection Period, Acquiror shall cause the Surviving Corporation (including its Subsidiaries) to provide the Company Holders’ Agent and the Company Holders’ Agent’s advisors with reasonable access during regular business hours to all relevant books and records and employees (including key accounting and finance personnel) of the Surviving Corporation (and its Subsidiaries) to the extent reasonably necessary to review the matters and information used to prepare and to support the Acquiror Closing Statement, and in all cases at the sole cost and expense of the Company Holders’ Agent without undue interruption to the operations of the Surviving Corporation. All fees, costs and expenses of the Company Holders’ Agent relating to the review of the Acquiror Closing Statement shall be borne by the Company Holders, and all fees, costs and expenses of Acquiror or the Surviving Corporation relating thereto shall be borne by Acquiror. If the Company Holders’ Agent timely delivers an Objection Notice during the Objection Period pursuant to this Section 1.15(b), then the Company Holders’ Agent and Acquiror shall attempt in good faith to resolve all such matters identified in such Objection Notice. All such objections that are resolved in writing pursuant to the foregoing between Acquiror, on the one hand, and the Company Holders’ Agent, on the other hand, shall be final, binding and conclusive on the parties and not subject to further appeal or collateral attack. If the Company Holders’ Agent and Acquiror are unable to resolve all such disagreements within forty-five (45) days after the receipt by Acquiror of the Objection Notice (or such longer period as may be agreed in writing by Acquiror and the Company Holders’ Agent), then the remaining disputed matters (the “Disputed Matters”) shall be promptly submitted to the Accounting Arbitrator for binding resolution. Any objection not specified in the Objection Notice shall be deemed waived, and the Company Holders’ Agent shall be estopped from asserting such objection in any future Proceeding under this Agreement or otherwise.

(c) The Accounting Arbitrator will consider only the Disputed Matters and shall resolve such Disputed Matters in accordance with the terms and provisions of this Agreement; provided, however, that in the event any line item is adjusted by the Accounting Arbitrator, then the Accounting Arbitrator is so instructed to correspondingly adjust all other related line items directly or indirectly impacted by such adjustment, as applicable. The Accounting Arbitrator shall serve solely as an expert and not as an arbitrator, in determining a resolution. The calculation for each Disputed Matter shall not be greater than the highest value, or less than the lowest value, given such Disputed Matter in the Acquiror Closing Statement and the Objection Notice, as applicable, and shall be solely determined in accordance with the standard accounting practices consistent with the Company’s past practices, and shall be based solely on the applicable provisions of this Agreement and the materials submitted by Acquiror, the Company Holders’ Agent or their respective representatives, as applicable, to the Accounting Arbitrator (which, if any materials are so submitted to the Accounting Arbitrator, a copy of the same shall be simultaneously delivered to the other party), and not by independent review. The Accounting Arbitrator’s calculations of the Disputed Matters, absent manifest error, shall be binding and conclusive on the parties and not subject to further appeal or collateral attack; provided, that in the event any line item is adjusted by the Accounting Arbitrator, then the Accounting Arbitrator is so instructed to correspondingly adjust all other related line items, as applicable. The Accounting Arbitrator shall issue a written report within thirty (30) calendar days of the submission of the Disputed Matters to the Accounting Arbitrator, setting forth its determination with respect to the Disputed Matters and the Final Adjustment Amount, which determination shall be final and binding upon the parties, absent manifest error or Fraud. The fees and expenses of the Accounting Arbitrator incurred in connection with the determination of the Disputed Matters and the Final Adjustment Amount shall be paid by Acquiror and by the Company Holders’ Agent, on behalf of the Company Holders, based on the relative success of their positions as compared to the final determination of the Accounting Arbitrator. By way of example, if Acquiror has taken the position that the Final Adjustment Amount was $1,000,000 less than the estimated Final Adjustment amount and the Company Holders’ Agent has taken the position that the Final Adjustment Amount was $500,000 greater than the estimated Final Adjustment Amount, and the Accounting Arbitrator finally determines that the Final Adjustment Amount was equal to the estimated Final Adjustment Amount, then Acquiror shall pay two thirds of the fees and expenses of the Accounting Arbitrator and the Company Holders’ Agent shall pay one third of the fees and expenses of the Accounting Arbitrator. Acquiror and the Company Holders’ Agent, on behalf of the Company Holders, shall, and Acquiror shall cause the Surviving Corporation to, cooperate fully with the Accounting Arbitrator and respond on a timely basis to all reasonable requests for information or access to documents or personnel made by the Accounting Arbitrator, all with the intent to fairly and in good faith resolve the Disputed Matters as promptly as reasonably practicable. The parties agree that the procedure set forth in this Section 1.15(c) for resolving disputes with respect to the Acquiror Closing Statement shall be the sole and exclusive method for resolving any such disputes.
(d)   If the Final Adjustment Amount, as finally determined in accordance with Section 1.15(c):
(i) is a negative number, within five (5) Business Days after the final determination of such Final Adjustment Amount, Acquiror shall deliver payment to the Paying Agent by wire transfer of immediately available funds equal to the sum of (A) the absolute value of the Final Adjustment Amount and (B) the Adjustment Holdback Amount, in each case, for further distribution to the Company Holders pursuant to the terms of this Agreement, based on each Company Holder’s Pro Rata Holdback Share; and
(ii) is a positive number, within five (5) Business Days after the final determination of such Final Adjustment Amount: (A) Acquiror shall retain the Final Adjustment Amount from the Adjustment Holdback Fund (with any amount exceeding the amount retained from the Adjustment Holdback Fund to come from the Company Holders severally and not jointly in accordance with each Company Holder’s Pro Rata Share) and (B) Acquiror shall deliver payment to the Paying Agent by wire transfer of immediately available funds the excess of the Adjustment Holdback Amount minus the Final Adjustment Amount, if any, for further distribution to the Company Holders pursuant to the terms of this Agreement, based on each Company Holder’s Pro Rata Holdback Share.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Disclosure Letter”), the Company represents and warrants to Acquiror as follows:
2.1   Organization, Standing and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease or otherwise hold its properties and to conduct its business as now being conducted.  The Company is duly qualified to do business and is in good standing in the State of Delaware and each other jurisdiction in which it is legally required to be qualified and in good standing, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Schedule 2.1 to the Disclosure Letter lists each jurisdiction in which the Company (a) has offices or employees, (b) is qualified to do business, or (c) pays Taxes.
2.2   Subsidiaries.  The Company has never been the Subsidiary of another Person. The Company is not a successor, whether by merger, consolidation or otherwise, to any other Person.  Schedule 2.2 to the Disclosure Letter lists (a) each Company Subsidiary, (b) the authorized capital stock or other Equity Interests of each Company Subsidiary, (c) the issued and outstanding capital stock or other Equity Interests of each Company Subsidiary, the names of the holder(s) thereof, and the number of shares or other Equity Interests held by such holder, and (d) the capital stock or other Equity Interests held in treasury.  Each Company Subsidiary is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority to own, lease, or otherwise hold its properties and to conduct its business as now being conducted.  Each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where it is legally required to be qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
2.3   Organizational Documents.
(a) The Company has provided to Acquiror’s representatives accurate and complete copies of the certificate of incorporation and bylaws of the Company (as amended through the Agreement Date, the “Organizational Documents”). The Company is not in material violation of any of the provisions of its Organizational Documents.
(b) The Company has provided to Acquiror’s representatives accurate and complete copies of the organizational documents, including the certificate of incorporation, charter, articles, bylaws, certificate of formation or other organizational documents of each Company Subsidiary (as amended through the Agreement Date, the “Company Subsidiary Organizational Documents”).  No Company Subsidiary is in material violation of any of the provisions of its Company Subsidiary Organizational Documents.
(c) Schedule 2.3(c) to the Disclosure Letter sets forth an accurate and complete list of the officers and directors (or similar positions) of the Company and each Company Subsidiary.

2.4   Authority and Enforceability.
(a) The Company has all requisite corporate power and authority to enter into this Agreement, each other Transaction Document to which the Company is or will be a party, and, subject to the receipt of Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each other Transaction Document to which the Company is or will be a party, the performance of the Company’s obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and constitutes (assuming due authorization, execution, and delivery by the other parties hereto) the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and each other Transaction Document to which the Company is or will be a party, after being duly executed and delivered by the Company, will (assuming due authorization, execution, and delivery by the other parties hereto) constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, in each case subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, or other similar laws relating to or affecting the rights or remedies of creditors, or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief) (such laws and principles described in clauses (i) and (ii) being referred to herein as “Creditors’ Rights”).
(b) The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote or consent of the Company Board, has approved this Agreement, the Certificate of Merger, the Merger, and the other transactions contemplated by this Agreement, and determined that this Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company Stockholders.
2.5   Non-Contravention.  The execution and delivery of this Agreement by the Company does not, the execution and delivery of each other Transaction Document to which the Company is or will be a party, the consummation of the transactions contemplated hereby and thereby will not, and the performance by the Company of its obligations hereunder and thereunder, does not and will not:
(a) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the properties or assets of the Company; or
(b) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of any benefit under, or to increased, additional, accelerated, or guaranteed rights or entitlements of any Person under, or require any Approval pursuant to, (i) any provision of the Organizational Documents, (ii) any Material Contract of the Company or any Company Subsidiary, or (iii) any material Legal Requirements applicable to the Company or any Company Subsidiary.
2.6   Consents; Approvals; Permits.
(a) There are no notices, reports, filings, approvals, orders, authorizations, consents, licenses, permits, qualifications or registrations required to be obtained from or made with, or any notice, statement, or other communications required to be filed with or delivered to, any Governmental Entity or any other Person (each, an “Approval”) as a result of the execution, delivery, and performance by the Company of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby, except for such Approval that would not reasonably be expected to be material, individually or in the aggregate, on the Company and the Company Subsidiaries, taken as a whole.

(b) Schedule 2.6(b) to the Disclosure Letter sets forth a list of each Approval from any Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties, or (ii) that is required for the operation of the Company’s or any Company Subsidiary’s business or the holding of any such interest (all of the foregoing Approvals, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, and the Company is, and for the past three (3) years, has been, in material compliance with the requirements of the Company Authorizations. There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing regarding revocation, suspension, adverse modification, non-renewal, impairment, restriction, termination, or cancellation of, or order of forfeiture or substantial fine with respect to, the Company Authorizations. None of the Company Authorizations will be terminated or impaired, or will become terminable as a result of the consummation of the transactions contemplated hereby.
2.7   Material Contracts.
(a) Schedule 2.7(a) to the Disclosure Letter identifies each of the following Contracts to which the Company or any Company Subsidiary is a party as of the Agreement Date or by which the Company, any Company Subsidiary, or any of their respective assets or properties are bound as of the Agreement Date (each such Contract, whether or not identified on Schedule 2.7(a) to the Disclosure Letter, a “Material Contract”):
(i) any Contract with a Significant Customer and Distributor;
(ii) any Contract with a Significant Supplier;
(iii) any Contract for the purchase, sale, manufacture or license of components, materials, supplies, equipment, parts, subassemblies, services, software, Intellectual Property Embodiments, or other assets involving in the case of any such individual Contract more than $100,000 paid by or to the Company or any Company Subsidiary over the remaining life of such Contract;
(iv) any Contract (involving in the case of any such individual Contract more than $50,000 paid by or to the Company or any Company Subsidiary over the remaining life of such Contract) that expires, or may be renewed at the option of any Person other than the Company so as to expire, more than one (1) year after the Agreement Date;
(v) any Contract creating or otherwise relating to Indebtedness;
(vi) any Contract limiting the freedom of the Company or any Company Subsidiary to solicit or hire any individual or engage or participate, or compete with any other Person, in any line of business, market, or geographic area, or otherwise limiting the right of the Company or any Company Subsidiary to sell, distribute, or manufacture any Company Products or to purchase or otherwise obtain any software, components, parts, subassemblies, or services;
(vii) any Contract granting to a third party most favored nation pricing or similar provisions;
(viii) any Contract granting any exclusive rights with respect to the Company Products or Company Intellectual Property Rights of any type or scope to any Person;
(ix) any Contract granting rights of refusal, rights of first negotiation, or similar rights or terms to any Person;

(x) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures, or other personal property involving in excess of $100,000 per annum;
(xi) any Contract of guarantee, support, indemnification (other than Intellectual Property Rights infringement or misappropriation indemnification commitments and other similar indemnity provisions in the Company’s or any Company Subsidiary’s standard form of customer agreement provided to Acquiror and contained in Contracts referenced in Section 2.7(a)(xix)), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or Indebtedness of any other Person;
(xii) any license, sublicense, or other Contract as to which the Company or any Company Subsidiary is a party and pursuant to which any Person is authorized to use any Company Intellectual Property Rights or Company Product, excluding Contracts for the sale of the Company Product entered into on the Company’s or any Company Subsidiary’s standard form of agreement provided to Acquiror;
(xiii) any license, sublicense, assignment, or other Contract to which the Company or any Company Subsidiary is a party and pursuant to which the Company or any Company Subsidiary acquired or is authorized to use any Third Party Intellectual Property Rights, other than Contracts for the license of commercially available, unmodified off-the-shelf Software that is not redistributed with or material to the development or provision of the Company Products pursuant to standard terms and conditions having annual license or subscription fees of less than $25,000;
(xiv) any license, sublicense, or other Contract pursuant to which the Company or any Company Subsidiary has agreed to any restriction on the right of the Company or any Company Subsidiary to use or enforce any Company Intellectual Property Rights or pursuant to which the Company or any Company Subsidiary agrees to encumber or transfer ownership of any Company Intellectual Property Rights;
(xv) any Contract providing for the development of any Software, content, technology, or Intellectual Property Embodiment, independently or jointly, by or for the Company or any Company Subsidiary;
(xvi) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or technology of the Company or any Company Subsidiary, or any Company Intellectual Property Embodiment;
(xvii) any Contracts relating to the membership of, or participation by, the Company or any Company Subsidiary in, or the affiliation of the Company or any Company Subsidiary with, any industry standards group or association, including any Contract with a foundry or component suppliers of the Company Products;
(xviii) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses, or losses with other Persons, or (C) any Contract that involves the payment of royalties to any other Person;
(xix) any agreement of indemnification or warranty or any Contract containing any support, maintenance, or service obligation on the part of the Company or any Company Subsidiary (other than in connection with Contracts related to the sale of Company Product entered into on the Company’s or any Company Subsidiary’s standard form of agreement provided to Acquiror);

(xx) any Contract for the employment or engagement of any director, officer, employee, consultant, or independent contractor of the Company or any Company Subsidiary or any other type of Contract with any director, officer, employee, consultant, or independent contractor of the Company or any Company Subsidiary that is not immediately terminable by the Company or a Company Subsidiary without cost or Liability, including any Contract requiring (whether alone or in conjunction with another event) the Company or any Company Subsidiary to make a payment to any director, officer, employee, consultant, or independent contractor on account of the transactions contemplated hereby or any Contract that is entered into in connection with this Agreement, in each case excluding any payments to the extent made pursuant to Legal Requirements;
(xxi) any Contract with any labor union, works council, trade union, or other representative of employees, including any collective bargaining agreement or other Contract with any employees or representative of employees;
(xxii) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company or any Company Subsidiary, in connection with this Agreement and the transactions contemplated hereby;
(xxiii) any Contract pursuant to which the Company or any Company Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock or shares, purchase of assets, license, or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person;
(xxiv) any Contract with any Governmental Entity;
(xxv) any confidentiality, secrecy, or non-disclosure Contract material to business of the Company other than the Confidentiality Agreement and other than any such Contract entered into with customers and distributors, or by prospective customers and distributors, in the ordinary course of business;
(xxvi) any settlement agreement;
(xxvii)    any Contract containing a “change of control” or similar provision;
(xxviii)    any Contract for the purchase, sale or lease of any Property; or
(xxix) any outstanding loan, advance or investment by the Company, or any agreement or commitment relating to the making of such loan, advance or investment (excluding trade receivables and advances to employees for normally incurred business expenses each arising in the ordinary course of business consistent with past practice).
(b) All Material Contracts are in written form. The Company and each Company Subsidiary (as appropriate) has performed all of the material obligations required to be performed by it and, to the Knowledge of the Company, is entitled to all benefits under each Material Contract. Neither the Company, any Company Subsidiary, or, to the Knowledge of the Company, any other contracting party thereto is in breach of, or default, in any material respect, under any Material Contract. The Company has not received any written notice or, to the Knowledge of the Company, any other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or materially modify any Material Contract.

(c) Each of the Material Contracts is in full force and effect and constitutes a legal, valid, and binding agreement of the Company or such Company Subsidiary, and to the Company’s Knowledge, each Material Contract is a legal, valid, and binding agreement of any other party thereto, in each case, subject to Creditors’ Rights and except to the extent it has previously expired pursuant to its terms.  Immediately following the Effective Time, each Material Contract shall remain a legal, valid, and binding agreement of the Company or such Company Subsidiary and, to the Knowledge of the Company, each other party thereof, enforceable against the Company or such Company Subsidiary in accordance with its respective terms and, to the Knowledge of the Company, enforceable against each other party thereto in accordance with its respective terms subject, in each case, to Creditors’ Rights and except to the extent it has previously expired pursuant to its terms.
(d) Accurate and complete copies of each Material Contract, together with all material amendments and supplements thereto and all material waivers of any terms thereof, have been provided to Acquiror prior to the Agreement Date.
2.8   Capital Structure.
(a) The authorized capital stock of the Company consists solely of 71,575,154 shares of Company Capital Stock with a par value of $0.0001 per share, of which (i) 45,790,601 shares are designated as Common Stock and (ii) 25,784,553 shares are designated as Preferred Stock. Of the 25,784,553 designated as Preferred Stock, (A) 3,571,418 shares of the Preferred Stock are designated as Series Seed Preferred Stock (the “Series Seed Preferred”), (B) 8,088,576 are designated as Series A Preferred Stock (the “Series A Preferred”), (C) 4,400,761 shares are designated as Series B Preferred Stock (the “Series B Preferred”), (D) 5,976,802 shares are designated as Series B-1 Preferred Stock (the “Series B-1 Preferred”), and (E) 3,746,996 shares are designated as Series B-2 Non-Voting Preferred Stock (the “Series B-2 Preferred” and collectively with the Series Seed Preferred, the Series A Preferred, the Series B Preferred, the Series B-1 Preferred, and the Series B-2 Preferred, the “Preferred Stock”). A total of 10,420,691 shares of Company Common Stock, 3,571,418 shares of Series Seed Preferred Stock, 8,040,314 shares of Series A Preferred Stock, 4,400,761 shares of Series B Preferred Stock, 2,333,251 shares of Series B-1 Preferred Stock, and 3,218,279 shares of Series B-2 Preferred Stock are issued and outstanding as of the Agreement Date. The Company holds no treasury shares.  As of the Agreement Date, there are no other issued and outstanding shares of Company Capital Stock or other securities of the Company and no outstanding commitments of any character, written or oral, or Contracts to issue or sell any shares of Company Capital Stock or other securities of the Company. Each share of Preferred Stock is convertible into one share of Company Common Stock. Each share of Company Capital Stock which was issued subject to (or later made subject to) any vesting conditions is subject to a valid election under Section 83(b) of the Code, each of which has been provided to Acquiror.
(b) Schedule 2.8(b) to the Disclosure Letter accurately sets forth the name and e-mail address, and country of residence of each Person that is the registered owner as reflected in the stock records of the Company of any shares of Company Capital Stock, the number of such shares so owned by such Person, and, with respect to restricted Company Common Stock, the number of vested shares of Company Common Stock, the vesting commencement date, and the exercise or vesting schedule (and the terms of any acceleration thereof). The number of such shares set forth as being so owned by such Person constitutes the entire interest of such Person in the issued and outstanding capital stock or voting securities of the Company.  All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, preemptive rights, right of first refusal, or “put” or “call” rights created by statute, the Organizational Documents or any Contract by which the Company is bound.  All issued and outstanding shares of Company Capital Stock or other securities of the Company, as of the Agreement Date, are held by the Persons set forth on Schedule 2.8(b) to the Disclosure Letter. There is no liability for dividends accrued and unpaid by the Company.  The Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Each share of Company Capital Stock which was issued subject to (or later made subject to) any vesting conditions is subject to a valid election under Section 83(b) of the Code, each of which has been provided to Acquiror.

(c) As of the Agreement Date, the Company has reserved 9,001,476 shares of Company Common Stock for issuance to employees, directors, consultants and independent contractors pursuant to the Company Option Plans, of which 5,437,453 shares of Company Common Stock are subject to outstanding and unexercised Company Options, and 263,862 shares of Company Common Stock remain available for issuance thereunder.  Schedule 2.8(c) to the Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all holders of outstanding Company Options, whether or not granted under any of the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the number of vested shares of Company Common Stock subject to each such option, the number of unvested shares of Company Common Stock subject to each such option (including unvested shares of Company Common Stock issued upon exercise of such option), the date of grant, the vesting commencement date, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code, and the term of each such option and the plan from which such option was granted.  In addition, Schedule 2.8(c) to the Disclosure Letter sets forth an accurate and complete list of all holders of outstanding Company Options that are held by Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons).
(d) Schedule 2.8(d) to the Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all holders of outstanding Company Notes, including the date of issuance and holder of such Company Note, the original principal amount of such Company Note, the amount of accrued and unpaid interest with respect to such Company Note, any change of control or other premium payable upon repayment of such Company Note, and the maturity date of such Company Note.
(e) Schedule 2.8(e) to the Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all holders of outstanding Company Warrants, including the date of issuance and holder of such Company Warrant, the number of shares of Company Capital Stock issuable upon conversion of such Company Warrant in connection with the Closing, and the maturity date of such Company Warrant.
(f) All issued and outstanding shares of Company Capital Stock were issued in compliance in all material respects with all applicable federal and state securities laws and in material compliance with all other applicable Legal Requirements.
(g) Except for the Company Capital Stock described on Schedule 2.8(b) to the Disclosure Letter and the Company Options described on Schedule 2.8(c) to the Disclosure Letter, the Company Notes described on Schedule 2.8(d) to the Disclosure Letter, and the Company Warrants described on Schedule 2.8(e) to the Disclosure Letter as of the Agreement Date, there are no Equity Interests of the Company, options, warrants, calls, rights, or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company,  or obligating the Company to grant, extend, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract. Accurate and complete copies of each Company Option Plan, have been provided to Acquiror, and such plans have not been amended, modified or supplemented since being provided to Acquiror, and there are no agreements, understandings or commitments to amend, modify or supplement such plans in any case from those provided to Acquiror.

(h) The Consideration Spreadsheet will accurately set forth, as of the Closing, the name and domicile of each Person that is the registered owner of any shares of Company Capital Stock, Company Options, Company Notes, and/or Company Warrants, and the number and kind of such shares so owned, or subject to Company Options, Company Notes, or Company Warrants so owned, by such Person.  The number of such shares set forth as being so owned, or subject to Company Options, Company Notes and/or Company Warrants so owned, by such Person will constitute the entire interest of such Person in the issued and outstanding capital stock, voting securities or other securities of the Company.  As of the Effective Time, no other Person not disclosed in the Consideration Spreadsheet will have a right to acquire any shares of Company Capital Stock, Company Options and/or Company Warrants from the Company.
2.9   Financial Statements.
(a) The Company has delivered to Acquiror the consolidated financial statements of the Company and the Company Subsidiaries for the years ended December 31, 2018, December 31, 2019, and December 31, 2020 (including, in each case, the consolidated balance sheets, consolidated statements of income, consolidated statements in changes of shareholders’ equity, and consolidated statements of cash flows) and the consolidated balance sheet of the Company and the Company Subsidiaries for the five-month period ended May 31, 2021 (collectively, the “Financial Statements”).
(b) The Financial Statements (i) have been prepared from the books and records of the Company and the Company Subsidiaries and (ii) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other, and (iii) fairly present in all material respects the consolidated financial condition of the Company and the Company Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries for the periods therein specified (subject, in the case of the consolidated balance sheet of the Company and the Company Subsidiaries for the five-month period ended May 31, 2021, to the exclusion of footnotes and other presentation items, none of which individually or in the aggregate will be material in amount).  All reserves that are set forth in or reflected in the Balance Sheet have been established in accordance with GAAP applied on a consistent basis with past periods.
(c) The books records of the Company and the Company Subsidiaries have been kept accurately in the ordinary course of business consistent with applicable Legal Requirements in all material respects, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and Liabilities of the Company and the Company Subsidiaries have been properly recorded therein in all respects. The Company’s system of internal control over financial reporting is reasonable and sufficient for a business of its size to record transactions as necessary in order to permit preparation of financial statements in accordance with GAAP.
(d) Neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any current or former employee, consultant, or director of the Company or any Company Subsidiary, has identified or has received or otherwise had or obtained knowledge of any fraud, whether or not material, that involves the Company’s or any Company Subsidiary’s management or other current or former employees, consultants, or directors of the Company or any Company Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Company Subsidiary, or any claim or allegation regarding any of the foregoing.
(e) Schedule 2.9(e) to the Disclosure Letter lists as of the date hereof all Indebtedness of the Company and any Company Subsidiary (“Company Debt”), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, and any assets or properties securing such Company Debt, as applicable.  All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

2.10  Absence of Certain Changes.  Since May 31, 2021, and except as set forth in Schedule 2.10 to the Disclosure Letter, there has not been any Material Adverse Effect on the Company, the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, and, without limiting the generality of the foregoing:
(a) neither the Company nor any Company Subsidiary has entered into any Contract or letter of intent with respect to any (i) acquisition, sale, or transfer of all or substantially all of the assets of the Company or any Company Subsidiary and (ii) merger, consolidation with, or purchase of a substantial portion of the assets of, any other business or Person;
(b) except as required by GAAP, there has not occurred any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any Company Subsidiary or any revaluation by the Company or any Company Subsidiary of any of their assets;
(c) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, stock, shares, or property) with respect to any securities of the Company or any Company Subsidiary, or any direct or indirect redemption, purchase, or other acquisition by the Company of any of its securities (other than repurchases from terminated employees in accordance with the terms of an existing agreement), or any change in any rights, preferences, privileges, or restrictions of any of its outstanding securities, and the Company nor any Company Subsidiary has effected or approved any split, combination or reclassification of any Equity Interests of the Company or any Company Subsidiary;
(d) neither the Company nor any Company Subsidiary has entered into, amended, terminated, breached, or waived any of their rights, benefits, or claims under, any Material Contract, and there has not occurred any default under any Material Contract to which the Company or any Company Subsidiary is a party;
(e) there has not occurred any amendment or change to the Organizational Documents or the Company Subsidiary Organizational Documents;
(f) there has not occurred any material increase in, or material modification of, the compensation or benefits payable or to become potentially payable by the Company or any Company Subsidiary to any of their current or former directors, officers, employees, contractors, or consultants, any modification of any plan or agreement that could provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code and applicable guidance thereunder, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company or any Company Subsidiary consistent with past practice), any adoption or establishment of or entry into a Company Employee Plan (other than in the ordinary course of business in connection with new employment or under Legal Requirements) or any termination or modification of any Company Employee Plan, and neither the Company nor any Company Subsidiary has entered into any Contract to grant or provide (nor has it granted any) severance, redundancy, retention, change in control, bonus, acceleration of vesting, or other similar benefits to any such Persons;
(g) neither the Company nor any Company Subsidiary has made any payment to, or entered into any Contract with any director, officer, stockholder, partner, employee, worker, contractor, consultant, holder of any Equity Interests of the Company or any Affiliate of the Company, except regular compensation and usual benefit payments made in the ordinary course of business consistent with past practice;

(h) there has not occurred the execution of any employment, consulting, bonus, change in control, severance, redundancy, retention, or other agreements or service Contracts or Contracts with a labor union, trade union, works council or other employee representative or the extension of the term of any existing employment, consulting, bonus, change in control, severance, redundancy, retention, or other agreement or service Contract with any Person in the employ or service of the Company or any Company Subsidiary or any representative thereof;
(i) neither the Company nor any Company Subsidiary has hired, transferred or terminated any employee having annual compensation in excess of $125,000;
(j) there has not occurred any material change in title, office, or position, or reduction in the responsibilities of, or any change in identity with respect to the management, supervisory, or other key personnel of the Company or any Company Subsidiary, any transfer, hiring or termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving the Company or any Company Subsidiary;
(k) neither the Company nor any Company Subsidiary has incurred, created, or assumed any material Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Indebtedness in excess of $50,000 or any Liability as guaranty or surety with respect to the obligations of any other Person;
(l) neither the Company nor any Company Subsidiary has paid, discharged, cancelled, or waived any Encumbrance or Liability which was not shown on the Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date;
(m) neither the Company nor any Company Subsidiary has incurred any Liability to or entered into any Contract with its directors, officers, employees, contractors, stockholders, or any of their respective Affiliates or family members (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice);
(n) neither the Company nor any Company Subsidiary has, outside of the ordinary course of business, deferred, failed to pay, or otherwise satisfy any Liability in excess of $150,000 of the Company or any Company Subsidiary that is presently due and payable except Liabilities that are being contested in good faith by appropriate means or proceedings;
(o) neither the Company nor any Company Subsidiary has given any discount, accommodation or other concession to, customers outside of the ordinary course of business;
(p) neither the Company nor any Company Subsidiary has made any change in the manner in which it extends discounts, credits, or warranties to customers or otherwise deals with its customers outside of the ordinary course of business;
(q) neither the Company nor any Company Subsidiary (iii) sold, disposed of, transferred, or licensed to any Person any rights to any Company Intellectual Property Rights; (iv) acquired or licensed from any Person any Intellectual Property; or (v) sold, disposed of, transferred, or provided a copy of the source code for the Company Proprietary Software to any Person;
(r) neither the Company nor any Company Subsidiary has issued (or made any commitments to issue) additional securities;

(s) neither the Company nor any Company Subsidiary has incurred any Liability, other than (vi) Liabilities incurred in the ordinary course of business consistent with past practice that does not exceed $25,000 individually, and $100,000 in the aggregate and (vii) the Transaction Expenses;
(t) neither the Company nor any Company Subsidiary has entered into any Contract limiting the freedom of the Company or any Company Subsidiary (or following the Closing, Acquiror and its Affiliates) to engage or participate in any line of business or to compete with any other Person or granting to a third party most favored nation pricing or similar provisions;
(u) neither the Company nor any Company Subsidiary has (viii) made, revoked or changed any material election in respect of Taxes, (ix)  changed any accounting method in respect of Taxes, (x) filed any amended Tax Return, (xi) with the exception of Contracts that are not primarily related to Taxes and that are entered into in the ordinary course of business, entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, closing agreement, or settlement or compromise of any claim or assessment in respect of Taxes or any intercompany transactions giving rise to deferred gain or loss of any kind, (xii) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Entity, or (xiii) surrendered any right to claim a material refund of Taxes;
(v) neither the Company nor any Company Subsidiary has failed to renew, cancelled, or amended any insurance policy;
(w) the Company has not (i) commenced a Proceeding or (ii) settled or agreed to settle, cancel, compromise, release, or provide a waiver with respect to any pending or threatened Proceeding any matter that is adverse to the Company;
(x) neither the Company nor any Company Subsidiary has experienced any material supply chain delays or changes in materials or components availability, in either case which has materially delayed the delivery of Company Products to customers or had a Material Adverse Effect;
(y) no customer of the Company or any Company Subsidiary have cancelled purchase orders for Company Products and not reordered such Company Products in similar quantities; and
(z) neither the Company nor any Company Subsidiary has agreed, in writing or otherwise, to do any of the foregoing.
2.11  No Undisclosed Liabilities.  Neither the Company nor any Company Subsidiary has any Liabilities other than (a) those set forth in the consolidated balance sheet of the Company and the Company Subsidiaries as of May 31, 2021, which is included in the Financial Statements (the “Balance Sheet”) and (b) those incurred in the conduct of the Company’s business since May 31, 2021 (the “Balance Sheet Date”) in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, do not result from any breach of Contract, tort or violation of any Legal Requirement.  Except for Liabilities reflected in the Financial Statements, neither the Company nor any Company Subsidiary has any off-balance sheet Liabilities, or any financial interest in any Person, the purpose or effect of which is to defer, postpone, reduce, or otherwise avoid or adjust the recording of debt incurred by the Company or any Company Subsidiary.
2.12  Assets and Properties.

(a) Neither the Company nor any Company Subsidiary owns or has ever owned any real property.  Schedule 2.12(a) to the Disclosure Letter identifies each parcel of real property leased, occupied, or otherwise used by the Company or any Company Subsidiary (the “Company Real Estate”).  The Company and the Company Subsidiaries have adequate rights of ingress and egress into any Company Real Estate and, to the Knowledge of the Company, there are no facts that could reasonably be expected to materially and adversely affect the possession, use, or occupancy of the Company Real Estate. All Company Real Estate is leased free and clear of all Encumbrances, except for Permitted Encumbrances. The Company has provided to Acquiror accurate and complete copies of all leases, subleases and other agreements under which the Company or any Company Subsidiary uses or occupies, or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.
(b)  The tangible personal property of the Company or any Company Subsidiary is (i) in good operating condition and repair, subject to normal wear and tear, and (ii) not obsolete, dangerous, or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice. The tangible personal property is sufficient for the continued conduct of business of the Company after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the personal property necessary to conduct the business of the Company as currently conducted.
(c) There is no material property or obligation of the Company or any Company Subsidiary, including uncashed checks to vendors, customers, or employees, non-refunded overpayments, or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws.
(d) Schedule 2.12(d) to the Disclosure Letter sets forth a list of each tangible asset and item of tangible personal property of the Company or any Company Subsidiary with an assessed value in excess of $100,000, together with a brief description.
2.13  Title to Property; Encumbrances.  The Company has good and valid title to all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Balance Sheet or acquired after the Balance Sheet Date (except tangible properties and assets, or interests in tangible properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (a) Permitted Encumbrances, (b) such imperfections of title and non-monetary Encumbrances as do not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (c) the rights of landlords or lessors under such leasehold interests, and (d) liens securing Indebtedness that is reflected on the Balance Sheet.
2.14  Litigation.
(a) Except as set forth in Schedule 2.14(a) to the Disclosure Letter, there is no claim or Proceeding pending, or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their assets or properties or any of their directors, officers, employees, or consultants (in their capacities as such or relating to their employment, services, or relationship with the Company or any Company Subsidiary).
(b) There is no outstanding judgment, decree, injunction, or order against or applicable to the Company or any Company Subsidiary, any of their assets or properties, or, to the Knowledge of the Company, any of their directors, officers, employees, or consultants (in their capacities as such or relating to their employment, services, or relationship with the Company or any Company Subsidiary).

(c) There is no Proceeding pending, or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary based upon the Company entering into this Agreement or any of the transactions contemplated hereby.
(d) Neither the Company nor any Company Subsidiary has any Proceeding pending against any other Person as of the Agreement Date.
2.15  Restrictions on Business Activities.  There is no Contract, judgment, injunction, order, or decree binding upon the Company or any Company Subsidiary which has or would reasonably be expected to have, whether before or after consummation of the transactions contemplated hereby, the effect of materially prohibiting or impairing any current or presently proposed business practice of the Company or any Company Subsidiary, any acquisition of property by the Company or any Company Subsidiary, or the conduct of business by the Company or any Company Subsidiary as currently conducted the Company or any Company Subsidiary.
2.16  Compliance with Laws.
(a) The Company and each Company Subsidiary are in compliance with, and have complied in all material respects with, is not in violation of, and has not received any written notice of, or, to the Knowledge of the Company, any other communication regarding, any violation, investigation relating to any violation, or threat to be charged with any violation with respect to, any Legal Requirement with respect to the Company or any Company Subsidiary, the conduct of their business, or the ownership or operation of their business, assets and properties.
(b) Neither the Company, any Company Subsidiary, nor, to the Company’s knowledge (as defined in the Foreign Corrupt Practices Act of 1977, as amended), any of their shareholders, directors, officers, employees, agents, consultants, independent contractors nor any other person acting on behalf of any of them (acting on behalf of the Company or any Company Subsidiary) has made, given, offered, authorized, or promised to make, give, offer or authorize the payment of any money, commission, reward, gift, hospitality, entertainment, inducement (including any facilitation payments) or anything else of value, directly or indirectly, to: (i) any Governmental Official; (ii) any person acting for or on behalf of any Governmental Official; (iii) any other person; or (iv) any non-U.S. political party, representative of a non-U.S. political party or candidate for non-U.S. public office, for the purpose of influencing any act or decision of any such Governmental Official or Person to do or omit to do any action in violation of his or her lawful duty, inducing such Person to use his or her influence with any government to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or any Company Subsidiary to secure any improper advantage or to obtain or retain business for or with, or in directing business to, any Person. No investigation, action, suit or proceeding by or before any court, Governmental Entity or arbitrator involving the Company or any Company Subsidiary, or their directors, officers, employees, agents, consultants, or independent contractors relating to the Anti-Corruption Laws is pending or, to the Knowledge of the Company, threatened.
(c) The Company’s operations are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the anti-money laundering statutes of all jurisdictions where the Company conducts business (defined by virtue of such entity’s jurisdiction of formation or its conduct of business operations), the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any Governmental Entity (collectively, the “Anti-Money Laundering Laws”). No investigation, action, suit or proceeding by or before any court, Governmental Entity or arbitrator involving the Company with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d) Each of the Company and each Company Subsidiary is, and at all times since January 1, 2018 has been, in material compliance with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended (the “Immigration Act”) or applicable Legal Requirements for or immigration, visa, and work permit laws for employees located outside the United States.  With respect to each employee (as defined in 8 C.F.R. 274a.1(f) or equivalent rule or regulation for those employees based outside the United States) of the Company and each Company Subsidiary for whom compliance with the Immigration Act or other applicable Legal Requirements by the Company or any Company Subsidiary as employer is required, the Company and each Company Subsidiary have previously provided to Acquiror an accurate and complete copy of (i) each individual’s Form I-9 (Employment Eligibility Verification Form) documentation or other required documentation and (ii) all other records, documents or other papers prepared or procured and/or retained by the Company and each Company Subsidiary pursuant to the Immigration Act or other applicable Legal Requirements.  Neither the Company nor any Company Subsidiary has been cited, fined or served with a Notice of Intent to Fine or with a Cease and Desist Order (or similar notice or order under other applicable Legal Requirements), nor has any action or administrative proceeding been initiated or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary by reason of any actual or alleged failure to comply with the Immigration Act or any analogous immigration Legal Requirements of a country other than the United States.
2.17  Intellectual Property.
(a) Schedule 2.17(a)-1 to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list and description of all Company Products.  Schedule 2.17(a)-2 to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list and description of any third-party product that is licensed, offered, or provided to customers of the Company or any Company Subsidiary by the Company or any Company Subsidiary in conjunction with any Company Product.  The Company’s and each Company Subsidiary’s use and distribution of such third-party products is in material compliance with all Contracts applicable thereto, which such Contracts are listed on Schedule 2.17(a)-2.
(b) Schedule 2.17(b) to the Disclosure Letter contains, as of the Agreement Date, an accurate and complete list of (i) each item of Registered Intellectual Property Rights that is a Company Intellectual Property Right (whether owned jointly or exclusively by the Company or any Company Subsidiary), (ii) the jurisdiction in which such item of Registered Intellectual Property Rights has been registered or filed and the applicable registration or serial number, and (iii) any other Person that has an ownership interest in such item of Registered Intellectual Property Rights and the nature of such ownership interest.
(c) The Company and each Company Subsidiary solely owns all Company Intellectual Property Embodiments and Company Intellectual Property Rights free and clear of any Encumbrances (other than Permitted Encumbrances).  No Person has any ownership interest in or other right to any Company Intellectual Property Embodiments or Company Intellectual Property Rights (including any ownership interest in any derivations thereof, whether or not developed as of the Agreement Date), or the right to royalty payments based on the Company’s license, sale, or use of the Company Products.  Neither the Company nor any Company Subsidiary has received any written notice or claims challenging the Company’s or any Company Subsidiary’s sole and exclusive ownership of any Company Intellectual Property Rights or Company Intellectual Property Embodiments, or the validity or enforceability of any Company Intellectual Property Rights.  Neither the Company nor any Company Subsidiary has granted to any Person any exclusive rights in any Company Intellectual Property Rights, except for implied licenses granted in connection with sales of Company Products.

(d) The Company Intellectual Property Rights together with the Third Party Intellectual Property Rights constitute all of the Intellectual Property Rights used by the Company to operate the Company’s business as currently conducted, including all Intellectual Property Rights embodied in the Company Products.  The Company and each Company Subsidiary have all rights in and to the Third Party Intellectual Property Rights used by them to operate the Company’s and each Company Subsidiary’s business as currently conducted.  The Company’s use of Third Party Intellectual Property Rights embodied in the Company Products is in material compliance with all licenses under which the Company receives rights to use such Third Party Intellectual Property Rights.
(e) Neither the Company nor any Company Subsidiary has infringed, misappropriated, or otherwise violated (collectively, “Infringed” or an “Infringement”), and is not Infringing, any Intellectual Property Right of any Person. No claim of such Infringement is pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any Person who may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Company Subsidiary for such Infringement.  No Company Intellectual Property Rights, Company Intellectual Property Embodiment, or Company Product is subject to any Proceeding or subject to any outstanding order (in each case involving the Company or any Company Subsidiary) that restricts in any manner the use, transfer, or licensing thereof by the Company or any Company Subsidiary of any Company Intellectual Property Embodiment, Company Intellectual Property Rights, or Company Product, or may affect the validity, use, or enforceability of the Company Intellectual Property Rights. Notwithstanding anything to the contrary, this Section 2.17(e) constitutes the sole representation and warranty of the Company with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property Right of any Person, and no other representation or warranty of the Company shall be construed to encompass such subject matter.
(f) To the Knowledge of the Company, no Person has Infringed, or is Infringing, any of the Company Intellectual Property Rights.
(g) The Company and each Company Subsidiary have taken reasonable steps designed to safeguard and maintain the secrecy and confidentiality of all proprietary information that the Company or such Company Subsidiary holds or purports to hold as a trade secret or confidential information. Without limiting the foregoing, neither the Company nor any Company Subsidiaries have disclosed any such trade secrets to any third party except pursuant to written non-disclosure Contracts containing non-use and non-disclosure restrictions that apply to any trade secrets of the Company or the Company Subsidiaries for as long as the Company or the Company Subsidiaries purport to maintain such trade secrets as trade secrets.
(h) All Company Intellectual Property Rights are subsisting and, to the Knowledge of the Company, valid and enforceable.  Each item of the Company Intellectual Property Rights that is a Registered Intellectual Property Right was applied for, registered or filed, as applicable, in material compliance with all Legal Requirements, and all filings, payments, and other actions required to be made or taken as of the Agreement Date to maintain the application, prosecution, or registration of such item of Registered Intellectual Property Rights that are Company Intellectual Property Rights in full force and effect have been made or taken by the applicable deadline for such application, prosecution, or registration.  No application related to such Registered Intellectual Property Rights has been abandoned or allowed to lapse by the Company, other than in the exercise of business judgment by the Company.  Schedule 2.17(h) to the Disclosure Letter identifies and describes each filing, payment, and action that must be made or taken by the Company, each Company Subsidiary, or their agents on or before the date that is ninety (90) days after the Agreement Date in order to maintain the application, prosecution, or registration of each item of Company Intellectual Property Rights that is a Registered Intellectual Property Right in full force and effect (other than actions required because of the acts of third parties about which the Company has no actual knowledge, as of the Closing Date).

(i) Schedule 2.17(i) to the Disclosure Letter lists all Publicly Available Software that the Company has incorporated into, linked to, or otherwise caused to be used by the Company Proprietary Software, including in the development or testing thereof, and describes (i) the manner in which such Publicly Available Software is used, (ii) whether (and, if so, how) such Publicly Available Software has been modified by or for the Company or any Company Subsidiary, (iii) whether such Publicly Available Software has been distributed by or for the Company or any Company Subsidiary, and (iv) how such Publicly Available Software is integrated with or interacts with the Company Proprietary Software (e.g., statically linked or dynamically linked).  Neither the Company nor any Company Subsidiary uses nor has used any Publicly Available Software or any modification or derivative thereof (A) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Company Intellectual Property Rights or (B) under any license requiring the Company or any Company Subsidiary to disclose or distribute the source code to any of the Company Proprietary Software, to license or provide the source code to any of the Company Proprietary Software for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Company Proprietary Software at no or minimal charge.  No source code for any Company Proprietary Software has been delivered, licensed, or made available to any escrow agent or other Person other than Persons who are or were at the time of disclosure employees, consultants or contractors of the Company or a Company Subsidiary.  Neither the Company nor any Company Subsidiary has any obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Proprietary Software to any escrow agent or other Person other than employees, consultants or contractors of the Company or a Company Subsidiary.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to result in the delivery, license, or disclosure of any source code for any Company Proprietary Software to any other Person other than employees, consultants or contractors of the Company or a Company Subsidiary.
(j) Except for such production defects as are customary for the Company’s industry and not material in quantity, there are no technical problems with any Company Products that materially and adversely affect the performance of such Company Products or cause such Company Products to fail to materially conform to the written specifications therefor maintained by the Company or a Company Subsidiary.  Neither the Company nor any Company Subsidiary has issued any product recall with respect to the Company Products or, within the twenty-four (24) months preceding the Agreement Date, issued any material credits to customers in connection with the actual or alleged non-conformance of the Company Products with any applicable specifications, warranty or documentation.
(k) Schedule 2.17(k) to the Disclosure Letter identifies, as of the Agreement Date, all employees, agents, consultants, and contractors of the Company, who have contributed to the development of Company Intellectual Property Embodiments (including any Intellectual Property Rights embodied therein) or any Company Intellectual Property Right that is a Registered Intellectual Property Right.  All such Persons who have contributed to the Company Intellectual Property Embodiments:
(i) have executed and are legally bound by a nondisclosure agreement applicable to the protection of the Company’s confidential information to which the Company or any Company Subsidiary is the beneficiary);
(ii) have executed written agreements of assignment in favor of the Company or any Company Subsidiary, as applicable, as assignee that convey to the Company or any Company Subsidiary, as applicable, to the extent permissible under law, exclusive ownership of all Intellectual Property Rights developed for the Company or such Company Subsidiary by such Persons and have not exempted from such assignment any Intellectual Property Rights previously developed by such Persons; and

(iii) have not, to the Knowledge of the Company, (y) incorporated any third-party Intellectual Property Rights or Intellectual Property Embodiments (other than Publicly Available Software) into any Company Intellectual Property Embodiments or (z) delivered to, or developed for, any third-party any Intellectual Property Embodiments that are substantially similar to any Company Intellectual Property Embodiment or that incorporate any Company Intellectual Property Rights.
(l) No funding, facilities, or personnel of any Governmental Entity were used directly or, to the Knowledge of the Company, indirectly, by the Company to develop or create, in whole or in part, any Company Intellectual Property Embodiments.
(m) Neither the Company nor any Company Subsidiary has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could reasonably be expected to require or obligate the Company or any Company Subsidiary to grant or offer to any other Person any license or right to any Company Intellectual Property Rights.
(n) Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated hereby will trigger any provision of any Contract to which the Company or any Company Subsidiary is a party that will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare:  (i) a loss of rights in, or Encumbrance on, any Company Intellectual Property Embodiments or, to the Knowledge of the Company, Third Party Intellectual Property Rights; (ii) a breach or termination of any Contract required to be listed on Schedules 2.7(a)(xii) or 2.7(a)(xv) to the Disclosure Letter; (iii) the release, disclosure, or delivery of any Company Intellectual Property Embodiments by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company Intellectual Property Embodiments or Company Intellectual Property Rights.
(o) Except as set forth on Schedule 2.17(o) to the Disclosure Letter, the Company and each Company Subsidiary have complied and do comply with all Data Privacy and Security Requirements. Each Company Privacy Policy complies with all requirements under Data Privacy and Security Requirements and fully and accurately discloses all of the applicable practices and policies with respect the collection, use, processing storage and disclosures of Personal Data, and the Company has provided to Acquiror complete and accurate copies of such Company Privacy Policies.  The Company has taken commercially reasonable measures to ensure that Personal Data and Business Data is protected against loss, damage, and unauthorized access, use, modification, or other misuse.  There has been no loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Data or Business Data owned, held or controlled by the Company or, to the Knowledge of the Company, any of the Company’s employees, contractors, agents or service providers.  No Person has provided any written notice, made any written claim or commenced any Proceeding with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Data or Business Data by the Company or any of its employees, contractors, agents or service providers.
(p) There have been no unauthorized intrusions or breaches of the security of any of the Company Systems, nor has the Company been required under applicable Legal Requirements to provide notice to data subjects or Governmental Authorities of any such breaches.  Neither the Company nor any Company Subsidiary has had any of their customers’ or employees’ Personal Data in the Company’s possession or other confidential or proprietary information of the Company or any Company Subsidiary stolen or fraudulently acquired.

(q) The Data Privacy and Security Requirements do not prohibit the Surviving Corporation from Processing Personal Data or Business Data after the Closing Date, in the same manner in which the Company Processes such Personal Data and other Business Data prior to the Closing Date.
(r) The Company and each Company Subsidiary own or lease all Company Systems that are necessary for the operations of their business as currently conducted.  In the past twenty-four (24) months, there has been no material failure or other material substandard performance of any Company Systems that has caused any material disruption to the business of the Company or any Company Subsidiary. The Company and each Company Subsidiary have taken commercially reasonable steps to provide for the back‑up and recovery of data and information and commercially reasonable disaster recovery plans, procedures, and facilities and, as applicable, have taken commercially reasonable steps to implement such plans and procedures.  The Company and each Company Subsidiary have taken commercially reasonable actions to protect the integrity and security of Company Systems and the Software, Personal Data and Business Data stored thereon from unauthorized use, access, or modification by third parties.  The Company Systems do not currently contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit unauthorized access, to disable or erase Software, hardware, or data, or to perform any other similar type of unauthorized activities.
2.18  Environmental Matters.

(a) The Company and any Company Subsidiary are in compliance, in all material respects, with all Environmental and Safety Laws, and the Company and any Company Subsidiary is not in material violation of, or, to the Knowledge of the Company, received any communication regarding, any violation, investigation relating to any violation, or threat to be charged with any violation with respect to, any actual or alleged violation of any applicable Environmental and Safety Law with respect to the Company or any Company Subsidiary, the conduct of their business, or the ownership or operation of their business, assets and properties.
(b) To the Company’s Knowledge, the properties operated by the Company and any Company Subsidiary (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Materials in an amount or concentration that would give rise to an obligation to act or disclose that condition under any applicable Environmental and Safety Laws.
(c) Neither the Company nor any Company Subsidiary has released any Hazardous Materials into the environment except (i) in compliance with Environmental and Safety Laws or (ii) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental and Safety Laws.
(d) Neither the Company nor any Company Subsidiary is named as a party to any orders, decrees or injunctions by any Governmental Entity addressing liability under any Environmental and Safety Laws.
(e) The parties agree that the only representations and warranties of the Company in this Agreement as to any environmental matters or any other obligation or liability with respect to Hazardous Materials or materials of environmental concern are those contained in this Section 2.18.  Without limiting the generality of the foregoing, Acquiror specifically acknowledges that the representations and warranties contained in Section 2.16 do not relate to environmental matters.

2.19  Taxes.
(a) All income and other material Tax Returns required to be filed by or with respect to the Company and each Company Subsidiary have been timely filed.  All such Tax Returns are complete and accurate in all material respects and have been prepared in compliance in all material respects with all applicable Legal Requirements.  All material Taxes due and payable by the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary are otherwise liable, have been timely paid (whether or not shown as due on any Tax Returns and whether disputed or not).  All Tax withholding and deposit requirements imposed on or with respect to the Company or any Company Subsidiary have been satisfied in full in all material respects.  Neither the Company nor any Company Subsidiary has deferred any payroll Taxes pursuant to the CARES Act, executive order or any similar provision of other applicable Legal Requirements enacted in connection with the COVID-19.  The Company has delivered for all tax periods commencing after December 31, 2016, to Acquiror correct and complete copies of all income and other material Tax Returns, all examination reports, all appeals reports, all statements of deficiencies assessed or proposed to be assessed against or agreed to by the Company or any Company Subsidiary, and any closing agreement or similar agreement entered into between the Company or any Company Subsidiary and a Tax Authority relating to Tax Returns or Taxes of the Company or any Company Subsidiary.
(b) The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the Balance Sheet Date, materially exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) and will not materially exceed that reserve as adjusted for operations and transactions entered into in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns.
(c) There is (i) no claim, assessment, deficiency or adjustment for Taxes being asserted, proposed or threatened in writing against the Company or any Company Subsidiary, (ii) no Encumbrance for unpaid Taxes against the property of the Company or any Company Subsidiary other than liens for current period Taxes not yet due and payable, (iii) no audit or pending audit being conducted or threatened in writing with respect to any Tax Return of, or Taxes due from, the Company or any Company Subsidiary, (iv) no waiver or agreement for any extension of any statute of limitations for the assessment or collection of any Taxes granted by the Company or any Company Subsidiary which is currently in effect, (v) no agreement to any extension of time for filing any Tax Return of the Company or any Company Subsidiary which has not been filed where such filing is required, and (vi) no written ruling or any written agreement with a Tax Authority relating to Taxes of the Company or any Company Subsidiary.  No claim has ever been made in writing by any Tax Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.
(d) With the exception of contracts that are not primarily related to Taxes and that were entered into in the ordinary course of business and Liabilities thereunder, neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or arrangement, and neither the Company nor any Company Subsidiary has any Liability or potential Liability to another Person under any such agreement.
(e) Neither the Company nor any Company Subsidiary has participated in, or is currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements. The Company and each Company Subsidiary has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(f) Neither the Company nor any Company Subsidiary has ever been a member of any Consolidated Group (other than a group the common parent of which is the Company).  Neither the Company nor any Company Subsidiary has any Liability for any Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements), as a transferee or successor, or pursuant to any contractual obligation to assume any Liability for Taxes from, or indemnify, another Person (other than pursuant to a contract not primarily related to Taxes and that was entered into in the ordinary course of business) or otherwise as a result of the operation of Legal Requirements.
(g) Neither the Company nor any Company Subsidiary will be required to include in any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) adjustment under Section 481(a) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) by reason of a change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Legal Requirements) executed on or prior to the Closing Date; (iii) installment sale or open transaction made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Legal Requirements) entered into or created on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi)  cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date.
(h) The Company has provided to Acquiror all material documentation relating to any Tax holidays or incentives that are currently applicable to the Company or any Company Subsidiary.  The Company and the Company Subsidiaries are in material compliance with the requirements for any applicable Tax holidays or incentives, and none of the Tax holidays or incentives will be terminated or adversely affected by the transactions contemplated hereby.
(i) The Company is not nor has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and the Company has filed with the U.S. Internal Revenue Service all statements, if any, which are required under Treasury Regulations Section 1.897-2(h).
(j) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(k) Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership, contract, or other arrangement that is treated as a partnership for Tax purposes. The Company does not own, directly or indirectly, any interest in any foreign Person (other than the Company Subsidiaries). No Company Subsidiary that is organized outside of the United States (i) is or has been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B); (ii) during the period beginning on January 1 of the year that includes the Closing Date, and ending on the Closing Date, will generate (x) more than a de minimis (as defined in Section 954(b)(3) of the Code) amount of “subpart F income” (as defined in Section 952(a) of the Code) or (y) an amount of “global intangible low-taxed income” (as defined in Section 951A of the Code) in excess of such Subsidiary’s average current earnings and profits for the preceding three tax years; or (iii) holds, directly or indirectly, any “United States Property” within the meaning of Section 956 of the Code. Neither the Company nor any Company Subsidiary has any outstanding liability for Taxes pursuant to Section 965 of the Code, including as a result of making an election pursuant to Section 965(h) of the Code, or is a party to a gain recognition agreement under Section 367 of the Code.

(l) Neither the Company nor any Company Subsidiary is subject to Tax in any country, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.  All payments by, to or among the Company, the Company Subsidiaries and their Affiliates have been conducted at arm’s length and are in material compliance with all applicable transfer pricing requirements imposed by any Governmental Entity.
(m) Neither the Company nor any Company Subsidiary has executed or filed with any Tax Authority any power of attorney with respect to any Taxes of the Company or any Company Subsidiary which is currently in effect.
(n) For U.S. federal and applicable state income Tax purposes, each of the Company and the Company Subsidiaries is, and has been since its formation, properly classified as an association Taxable as a C corporation.
Notwithstanding anything to the contrary in this Agreement, it is agreed and understood that (i) no representation or warranty is made by the Company Holders or the Company in this Agreement in respect of the Tax matters of the Company or Company Subsidiary, other than the representations and warranties set forth in this Section 2.19 or in Sections 2.10 and 2.20 (to the extent related to Tax), (ii) the representations and warranties of the Company in this Section 2.19 (other than clauses (d), (f), (g), (k), (m), and (n)) shall not serve as representations and warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any Tax period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) no representations or guarantees are made with respect to the amount or availability of any net operating loss carryforward, basis or other similar Tax attributes of the Company or any of the Company Subsidiaries for any taxable period (or portion thereof) beginning after the Closing Date.
2.20  Employee Benefit Plans and Employee Matters.
(a) Schedule 2.20(a) to the Disclosure Letter contains an accurate and complete list of each of the following material company employee plans (collectively referred to as the “Company Employee Plans,” and each individually referred to as a “Company Employee Plan”) which is sponsored, maintained or contributed to by the Company, any Company Subsidiary, and any entity, trade or business (whether or not incorporated) which is treated as a single employer with the Company or a Company Subsidiary within the meaning of Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”) or with respect to which the Company or any Company Subsidiary could have any direct or indirect Liability, or has been so sponsored, maintained or contributed to within the last six (6) years by the Company, any Company Subsidiary or any ERISA Affiliate:  (i) each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); (ii) each outstanding loan to an employee (other than expense advances); (iii) each equity option, equity purchase, restricted equity, phantom equity, equity appreciation right, or other equity or equity-based compensation, severance, redundancy, vacation, sabbatical, bonus, pension, profit sharing, savings, severance, change of control, retention, retirement, supplemental retirement, deferred compensation and incentive plan, program, policy or arrangement; (iv) each other fringe or employee benefit plan, program, policy or arrangement that applies to senior management and that does not generally apply to all employees; (v) each employment, worker, independent contractor, consulting or executive compensation agreement, written or otherwise; and (vi) each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding which is not described in clauses (i) through (v), all of which clauses (i)-(vi) list such Company Employee Plan for the benefit of, or relating to, any employee, contractor or non-employee director of the Company or any Subsidiary only if any material unsatisfied obligations of the Company or any Company Subsidiary remain.

(b) The Company has provided an accurate and complete copy of each of the material Company Employee Plans and related plan documents (including, to the extent applicable, trust and services documents, insurance and other funding policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, the most recent audited accounts and actuarial report or valuation prepared, and any material communications with any Governmental Entity or any material employee communications relating thereto), including all amendments thereto, and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided to Acquiror accurate and complete copies of the Form 5500 reports filed for the last three (3) plan years.
(c) Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the U.S. Internal Revenue Service a favorable determination letter as to its qualified status under the Code or has been established under a prototype or volume submitter plan for which a U.S. Internal Revenue Service opinion letter has been obtained by the plan sponsor.  The Company has also provided to Acquiror an accurate and complete copy of the most recent U.S. Internal Revenue Service determination or opinion letter issued with respect to the volume submitter or prototype provider for each such Company Employee Plan.  To the Knowledge of the Company, nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax qualified status of any Company Employee Plan subject to Section 401(a) of the Code.  With respect to each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no termination or partial termination of the Company Employee Plan within the meaning of Section 411(d)(3) of the Code.
(d) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person, and none of the Company or any Company Subsidiary is contractually obligated to provide any Person with medical benefits or life insurance upon retirement or termination of employment, in each case, other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or other Legal Requirements.
(e)   There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code that is not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Since January 1, 2018, each Company Employee Plan has been documented, operated and administered in all material respects in accordance with its terms and in material compliance with all Legal Requirements (including under ERISA, the Patient Protection and Affordable Care Act of 2010, and the Code). The Company and each Company Subsidiary has, since January 1, 2018, performed all material obligations required to be performed by it under, is not in material default under or in material violation of, and, to the Knowledge of the Company, there are no material defaults or violations by any other party to, any of the Company Employee Plans.  All reports and disclosures relating to the Company Employee Plans required to be filed with or furnished to Governmental Entities, participants or beneficiaries have been filed or furnished in material compliance with applicable Legal Requirements.

(f)   Neither the Company, any Company Subsidiary, nor any ERISA Affiliate is subject to any Liability or penalty under Chapter 43 of Subtitle D of the Code or Title I of ERISA with respect to any of the Company Employee Plans, and no act, omission or transaction has occurred which would result in imposition of any such Liability or penalty. All contributions required to be made by the Company, any Company Subsidiary, or any ERISA Affiliate to any Company Employee Plan have been made in material compliance with applicable Legal Requirements or have been properly accrued for the current plan year (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Balance Sheet Date as a result of the operations of Company after the Balance Sheet Date).
(g) Neither the Company, any Company Subsidiary, nor any ERISA Affiliate contributes to or has any obligation to contribute to, or has at any time within six (6) years prior to the Closing Date contributed to or had an obligation to contribute to, and no Company Employee Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). None of the Company, any Company Subsidiary or any ERISA Affiliate sponsors, maintains or participates in any self-funded Company Employee Plan that is governed by ERISA.
(h) Each Company Employee Plan (other than those listed on Schedule 2.20(h) to the Disclosure Letter) can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms and applicable Legal Requirements, without Liability to Acquiror, the Company, or any Company Subsidiary (other than ordinary administrative expenses typically incurred in a termination event and any accrued benefits).
(i) No suit, administrative proceeding, litigation or other Proceeding has been brought, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the U.S. Internal Revenue Service, U.S. Department of Labor, or other Governmental Entity.
(j) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Company Subsidiary, or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.
(k) There is no Company Employee Plan or other agreement, plan, arrangement, or Contract covering any current or former employee or other service provider of the Company, any Company Subsidiary, or any ERISA Affiliate to which the Company or any Company Subsidiary is a party or by which any such Person is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements, or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would be non-deductible under Section 280G of the Code and the regulations promulgated thereunder (collectively, “Section 280G”) (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(l)   Each Company Employee Plan that is subject to Section 409A of the Code is in compliance in all material respects with Section 409A of the Code.  No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No employee or other Person providing services to the Company, any Company Subsidiary, or any ERISA Affiliate is entitled to a tax gross up or similar payment for any Tax or interest that may be due under Sections 409A or 4999 of the Code.
(m) Except as set forth on Schedule 2.20(m) to the Disclosure Letter, none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or any termination of employment or service as a consequence thereof will, individually or together with the occurrence of some other event, (i) result in any payment (including severance, redundancy, retention, change in control, unemployment compensation, golden parachute, bonus, or otherwise) becoming due to any Person (other than payment of Merger Consideration to any such non-employee director, employee or contractor with respect to shares of Company Capital Stock and Company Options held by them as of the Closing), (ii) increase or otherwise enhance any benefits otherwise payable by the Company, any Company Subsidiary, or any ERISA Affiliate, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any material outstanding loans made by the Company or any Company Subsidiary to any Person.
(n) The Company and the Company Subsidiaries are, and at all times have been, in compliance in all material respects with all Legal Requirements respecting labor and employment, including all applicable Legal Requirements regarding labor relations, non-discrimination and non-retaliation in employment, employee leave, vacation and holiday pay, sick pay, recordkeeping, terms and conditions of employment, worker classification (including the proper classification of workers as employees, independent contractors or consultants), the Fair Labor Standards Act and other comparable Legal Requirements, wages, hours, recordkeeping, occupational safety and health and employment practices, immigration, employee benefits, severance, redundancy or other termination of employment payments or obligations, information and consultation, and the payment of employment related Taxes.  The Company and each Company Subsidiary have withheld or caused to be withheld all material amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and are not materially liable for any arrears of wages, compensation, Taxes, penalties, or other sums for failure to comply with any of the foregoing.  The Company and each Company Subsidiary has paid in full (and, as of the Closing, will have paid in full) to all employees, independent contractors, and consultants all wages, salaries, commissions, bonuses, statutory or other severance or redundancy payments or termination payments or obligations, and other cash compensation due and payable to or on behalf of such employees, independent contractors, and consultants other than those arising as a result of the transactions.  Neither the Company nor any Company Subsidiary has any material liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits, or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Company Subsidiary under any workers’ compensation plan or policy or for long-term disability.  Neither the Company nor any Company Subsidiary has any current obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder that it is not satisfying.  Except as set forth in Schedule 2.20(n) to the Disclosure Letter, there are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any Company Subsidiary and any of their respective present or former employees, directors, consultants, or independent contractors, which controversies have or would reasonably be expected to result in a claim or Proceeding by or before any Governmental Entity.

(o)  No employee, worker, or independent contractor of the Company or any Company Subsidiary is represented by a labor union, works council, trade union or similar representative with respect to his or her employment or engagement by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is, nor, since January 1, 2019,  has been, a party to or bound by any collective bargaining agreement or other Contract with a labor union, trade union, works council or similar representative of employees, and no such Contract is being negotiated by the Company or any Company Subsidiary. Neither the Company or any Company Subsidiary has a duty to bargain or consult with any labor organization, trade union, works council, or other representative of employees.  There is no pending or, to the Knowledge of the Company, threatened demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Company Subsidiary.  The Company has no Knowledge of any activities or proceedings of any labor union or similar organization to organize its or any Company Subsidiary’s employees.  There is no labor dispute, strike, slowdown, picketing, or work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened.  Neither the Company nor any Company Subsidiary, to the Knowledge of the Company, any of their representatives, employees, or agents, has committed any unfair labor practice, and there is no charge or complaint against the Company by the National Labor Relations Board or any other Governmental Entity pending or, to the Knowledge of the Company, threatened.
(p) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in material violation of any material term of any employment agreement, patent disclosure agreement, confidentiality obligation, non-competition or non-solicitation agreement, or any restrictive covenant or contractual, statutory, or common law obligation to a former employer or other third party relating to the right of any such employee to be employed by the Company or a Company Subsidiary or relating to any such employee’s actions or omissions on behalf of the Company or any Company Subsidiary or because of the nature of the business conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others.  No member of senior management of the Company has given notice to the Company or any Company Subsidiary, nor does the Company otherwise have Knowledge, that any such member of senior management intends to terminate his or her employment with the Company or any Company Subsidiary. The employment of each of the employees of the Company and each Company Subsidiary in the United States is “at will” and the Company or applicable Company Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees, other than with respect to employees based outside the United States whose employment is subject to termination of employment with prior notice that is no longer than the minimum period under applicable Legal Requirements.
(q) Schedule 2.20(q) to the Disclosure Letter sets forth an accurate and complete anonymized list of the positions, employing entity, rates of compensation, severance or redundancy rights (if any and, with respect to those individuals based outside the United States, if greater than any minimum rights under applicable Legal Requirements), and other compensation and benefits of all officers, directors, and employees of the Company and each Company Subsidiary, showing each such person’s location of employment, base salary or hourly wage and all bonuses, commissions and other forms of compensation for which he or she is eligible, status as exempt or non-exempt under the Fair Labor Standards Act, and similar, applicable state Legal Requirements (for those employees based within the United States), period of notice for the termination of employment (for those employees based outside the United States if such period is longer than the minimum under applicable Legal Requirements), details of any work visa or other work permit, and dates of any current leaves of absence (including anticipated date of return), and fringe benefits for the current fiscal year and the most recently completed fiscal year.
(r) The Company has provided to Acquiror, and Schedule 2.20(r) of the Disclosure Letter sets forth an accurate and complete list of all of its and the Company Subsidiaries’ consultants, directors, advisory board members, and independent contractors and, for each, the initial date of the engagement, nature of services, the terms of compensation, and expected duration of engagement.

(s) The Company has provided to Acquiror accurate and complete copies of each of the following for the Company and each Company Subsidiary: (i) all forms of offer letters; (ii) all forms of employment agreements and severance, redundancy, retention, bonus, commission, and change in control agreements; (iii) all forms of services agreements and agreements with employees, consultants, directors, or advisory board members; (iv) all forms of confidentiality, non-competition, non-solicitation, or inventions agreements between current and former employees, directors, independent contractors, and consultants and the Company or a Company Subsidiary; (v)  the most current management organization chart(s); (vi) all agreements and insurance policies providing for the indemnification of any officers or directors of the Company or a Company Subsidiary; (vii) summary of Liability for unpaid termination, redundancy, or severance payments or obligations to current and former directors, officers, and employees of the Company or a Company Subsidiary; and (viii) a schedule of bonus commitments made to employees of the Company or a Company Subsidiary.
2.21  Interested Party Transactions.  Except as set forth on Schedule 2.21 to the Disclosure Letter, none of the officers or directors of the Company or any Company Subsidiary and, to the Knowledge of the Company, none of the employees, stockholders, shareholders or members of the Company or any Company Subsidiary, is a party to, or to the Knowledge of the Company, otherwise interested in, any Material Contract to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary, except for (a) normal compensation for services or amounts payable in reimbursement of ordinary expenses as an officer, director, worker, or employee thereof, (b) as a stockholder or a holder of Equity Interests of the Company, and (c) indemnification agreements for directors and officers.  To the Knowledge of the Company and as of the date of this Agreement, none of said Persons has any claim, charge, action, or cause of action against the Company or any Company Subsidiary, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay, or accrued salary and bonus or accrued benefits under the Company Employee Plans.  To the Knowledge of the Company and as of the date of this Agreement, none of said Persons owes any money to the Company or any Company Subsidiary except for amounts due as salaries and bonuses under employment agreements or employee benefit plans and amounts payable in reimbursement of ordinary expenses.
2.22  Insurance.
(a) Schedule 2.22 to the Disclosure Letter contains an accurate and complete list of all insurance policies and bonds currently in effect, owned or held by the Company or any Company Subsidiary as of the date of this Agreement. The Company has provided to Acquiror copies of all such policies of insurance and bonds set forth on Schedule 2.22 to the Disclosure Letter.
(b) There is no claim pending under any of such policies or bonds listed on Schedule 2.22 to the Disclosure Letter.  All premiums due and payable under all such policies and bonds have been timely paid, and the Company and each Company Subsidiary are otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and, to the Knowledge of the Company, the Company has received no written notice of termination of, or material premium increase with respect to, any of such policies. The policies or bonds listed on Schedule 2.22 to the Disclosure Letter are in amounts and provide coverages in scope and amount at least consistent with common industry practice and as would be maintained by a reasonably prudent operator with respect to the business of the Company and each Company Subsidiary.

2.23  Books and Records.  The Company has provided to Acquiror or its counsel copies of (a)  the Organizational Documents, (b) the Company Subsidiary Organizational Documents, (c) the minute books containing records of all proceedings, consents, actions, and meetings by the Company Board and the boards of any Company Subsidiaries, committees of the Company Board and the boards of any Company Subsidiaries, and the Company Stockholders, and (d) the stock records of the Company and any Company Subsidiary.  The minute books of the Company and any Company Subsidiary provided to Acquiror contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since January 1, 2018 through the Agreement Date, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records, and accounts of the Company and each Company Subsidiary (i) are accurate and complete in all respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (iii) are stated in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of the assets and properties of the Company or a Company Subsidiary, as applicable.
2.24  Import and Export Control Laws. The Company and each Company Subsidiary have complied in all material respects with:  (a) all applicable sanctions laws, including the U.S. economic sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control; (b) all applicable import or export control laws, including the Export Administration Regulations and the Foreign Trade Relations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and Census Bureau, respectively, the International Traffic in Arms Regulations administered by the U.S. Department of State’s Directorate of Defense Trade Controls, and the laws and regulations administered by the U.S. Department of Homeland Security’s Customs and Border Protection agency; (c) the anti-boycott regulations administered by U.S. Department of Commerce and the U.S. Department of the Treasury; and (d) any similar or related sanctions, import or export control, or anti-boycott laws of any country in which the Company and each Company Subsidiary is doing business or is otherwise subject to jurisdiction (collectively clauses (a) through (d), the “Customs & International Trade Laws”). The Company and each Company Subsidiary has instituted and maintained policies and procedures reasonably designed to ensure compliance with the Customs & International Trade Laws.  Without limiting the foregoing, neither the Company nor any Company Subsidiary has submitted any disclosure, whether voluntary or directed, nor received any notice that it is subject to any civil or criminal investigation, proceeding, audit or any other inquiry, or has conducted any internal investigation concerning, is not aware of any allegation involving or otherwise relating to, any alleged or actual violation of the Customs & International Trade Laws.  Schedule 2.24 to the Disclosure Letter sets forth an accurate and complete list of each of the countries to which the Company or any Company Subsidiary has shipped or distributed Company Products.
2.25  Customers and Suppliers.
(a) Schedule 2.25(a) to the Disclosure Letter sets forth a list of the revenues generated from each of the top five (5) customers and distributors of the Company and the Company Subsidiaries on an aggregate basis for the year ended December 31, 2020 (“Significant Customers and Distributors”). Neither the Company nor any Company Subsidiary have outstanding disputes concerning their products or services with any Significant Customer or Distributor. Except as set forth on Schedule 2.25(a), to the Knowledge of the Company, no Significant Customer or Distributor intends to cease or materially diminish the use of the Company Products or services.
(b) Schedule 2.25(b) to the Disclosure Letter sets forth a list of each supplier of the business of the Company and the Company Subsidiaries who, for the year ended December 31, 2020, was one of the ten (10) largest suppliers of products or services to the Company or the Company Subsidiaries, based on amounts paid or payable (each, a “Significant Supplier”). Neither the Company nor any Company Subsidiary has any outstanding dispute concerning products or services provided by any Significant Supplier. To the Knowledge of the Company, no Significant Customer or Distributor intends to cease or materially diminish the provision of products or services to the Company.

2.26  Accounts Receivable.  The accounts receivable shown on the Balance Sheet arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP and in accordance with the Company’s past practices and are sufficient to provide for any losses which may be sustained on collection of the receivables.  The accounts receivable of the Company or any Company Subsidiary arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges.  None of the accounts receivable of the Company or any Company Subsidiary are subject to any claim of offset, recoupment, setoff, or counter claim, and the Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim.  No amount of accounts receivable is contingent upon the performance by the Company or any Company Subsidiary of any obligation or Contract other than normal warranty repair and replacement.  Neither the Company nor any Company Subsidiary has any obligation pursuant to any rule or regulation of any Governmental Entity (whether in bankruptcy or insolvency proceedings or otherwise) to repay, return, refund or forfeit any receivables previously collected.  No Person has any lien on any such accounts receivable, no account receivable is subject to prior assignment, no agreement for deduction or discount has been made with respect to any such accounts receivable, and neither the Company nor any Company Subsidiary has incurred any Liabilities to customers for discounts, returns, promotional allowances or otherwise.  None of the obligors of the accounts receivable have refused or given notice that they refuse to pay the full amount thereof, and none of the obligors of such accounts receivable are an Affiliate of the Company or any Company Subsidiary.  Schedule 2.26 to the Disclosure Letter sets forth an accurate list of the accounts and notes receivable of the Company (the “Receivables”), an aging of the Receivables in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns, in each case as of the Agreement Date.
2.27  Bank Accounts; Powers of Attorney.  Schedule 2.27 to the Disclosure Letter sets forth an accurate and complete list showing:  (a) the name and location of each bank in which the Company or any Company Subsidiary has an account, credit line, or safety deposit box and the names of all Persons authorized to draw thereon or, with respect to safety deposit boxes, that have access thereto and (b) the names of all Persons, if any, holding powers of attorney from the Company or any Company Subsidiary, each of which has been provided to Acquiror.
2.28  Finders’ Fees; Transaction Expenses.  Neither the Company nor any Company Subsidiary is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder, or similar party in connection with the origin, negotiation, or execution of this Agreement, any of the other Transaction Documents contemplated hereby to which the Company is or will be a party, or in connection with the transactions contemplated hereby by reason of any act taken on behalf of the Company.
2.29  Warranty and Related Matters.  Neither the Company nor any Company Subsidiary has given nor made any warranties to third parties with respect to any products rented, licensed, or sold by them, except for the warranties imposed by the provisions of the licenses provided to Acquiror and applicable commercial codes.  As of the Agreement Date, except for such production defects as are customary for the Company’s industry and not material in quantity, there are no existing or, to the Knowledge of the Company, threatened in writing warranty claims against the Company alleging that any Company Products are defective or fail to meet any product or service warranties.  As of the Agreement Date, there are no material Liabilities for warranty or other material claims or material returns with respect to any of the Company Products or services relating to any such defects or failures.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to the Company as follows:
3.1 Organization and Standing.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease or otherwise hold its properties and to conduct its business as now being conducted.
3.2 Authority and Enforceability.  Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement, each of the other Transaction Documents contemplated hereby to which Acquiror or Merger Sub is or will be a party and to consummate the transactions contemplated hereby or thereby.  The execution and delivery of this Agreement, each of the other agreements, documents, instruments or certificates contemplated hereby to which Acquiror or Merger Sub is or will be a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub.  This Agreement has been duly executed and delivered by Acquiror and Merger Sub and (assuming due authorization, execution, and delivery by the other parties hereto) constitutes the valid and binding obligation of Acquiror and Merger Sub, as applicable, enforceable against Acquiror and Merger Sub, respectively, in accordance with its terms, and each other agreement contemplated hereby to which Acquiror or Merger Sub is or will be a party, after being duly executed and delivered by Acquiror or Merger Sub, as applicable, will (assuming due authorization, execution, and delivery by the other parties hereto) constitute a valid and binding obligation of Acquiror or Merger Sub, enforceable against Acquiror or Merger Sub in accordance with its terms subject only to Creditors’ Rights.
3.3 Non-Contravention.  The execution and delivery of this Agreement by Acquiror and Merger Sub does not, the execution and delivery of each of the other agreements, documents, instruments or certificates contemplated hereby to which Acquiror or Merger Sub is or will be a party does not, the consummation of the transactions contemplated hereby or thereby will not, and the performance by Acquiror and Merger Sub of their respective obligations hereunder and thereunder does not and will not conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of any benefit under, or to increased, additional, accelerated, or guaranteed rights or entitlements of any Person under, or require any consent, approval, or waiver from any Person pursuant to, (a) any provision of the certificate of incorporation or bylaws of Acquiror or Merger Sub, in each case, as amended to date, (b) any Legal Requirements applicable to Acquiror or Merger Sub or (v) any written or, to the knowledge of Acquiror or Merger Sub, oral request of any Governmental Entity.
3.4 Litigation.  There is no claim or Proceeding pending, or, to the Knowledge of Acquiror or Merger Sub, threatened in writing against Acquiror or Merger Sub, and neither Acquiror nor Merger Sub is subject to any outstanding judgment, decree, injunction, or order of any Governmental Entity that, in either case, would individually or in the aggregate, reasonably be expected to materially impair the ability of Acquiror or Merger Sub to consummate the Merger.
3.5 Operations of the Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transaction contemplated by this Agreement, has engaged in no other business activities and has conducted in its operations only as contemplated by this Agreement.

3.6 Financing.  Acquiror and Merger Sub have sufficient funds to perform all of their respective obligations under this Agreement and to consummate the Merger.
3.7 Solvency.  Immediately after giving effect to the transactions contemplated by this Agreement, Acquiror and Surviving Corporation shall (a) be able to pay their respective debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) have adequate capital to carry on their respective businesses.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Acquiror or Surviving Corporation.
3.8 No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement or any agreements, documents, instruments or certificates delivered in connection with the execution of, or performance of the terms of, this Agreement, the Company is not making any other representation or warranty, whether express or implied, with respect to the Company, its business or operations, or otherwise in connection with the Merger; provided, that the parties hereto agree and acknowledge that the preceding representation shall not be deemed to limit the liability of any Person for, or disclaim any reliance by Acquiror and Merger Sub with respect to, any Fraud committed by the Company or such Person with the actual knowledge of such Person in connection with any representation, warranty, or covenant or agreement made in this Agreement, regardless of whether or not such Person was acting on its own behalf or on behalf of the Company in connection therewith.
3.9 Brokers.  Neither Acquiror nor Merger Sub is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder, or similar party in connection with the origin, negotiation, or execution of this Agreement, any of the other agreements contemplated hereby to which Acquiror or Merger Sub is or will be a party, or in connection with the transactions contemplated hereby by reason of any act taken on behalf of Acquiror or Merger Sub.
ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1            Conduct of Business of the Company.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), except (w) as expressly contemplated by this Agreement, (x) as required by applicable Legal Requirements, (y) as set forth on Schedule 4.1 to the Disclosure Letter, or (z) with the prior written consent of Acquiror, which shall not be unreasonably delayed, conditioned, or withheld, the Company (i) shall conduct the business of the Company and the Company Subsidiaries in ordinary course consistent in all material respects with past practice and in compliance with all applicable Legal Requirements (except to the extent expressly provided otherwise in this Agreement), and (ii) shall use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company; provided, however, that the Company may take any actions to the extent such actions are taken in response to a COVID-19 Measure.

4.2 Restrictions on Conduct of Business of the Company.  Without limiting the generality or effect of the provisions of Section 4.1, and except (w) as expressly contemplated by this Agreement, (x) as required by applicable Legal Requirements, (y) as set forth on Schedule 4.2 to the Disclosure Letter, or (z) with the prior written consent of Acquiror, which shall not be unreasonably delayed, conditioned, or withheld, during the Pre-Closing Period, the Company shall not, and shall cause each Company Subsidiary not to, take any action or omit to take any action that would have required disclosure under Section 2.10 if such action or omission occurred prior to the Agreement Date (except to the extent expressly provided otherwise in this Agreement).

4.3 Terminated Agreements.  The Company and each Company Subsidiary will cause each Contract and transaction set forth on Schedule 4.3 to the Disclosure Letter to be terminated effective as of the Closing Date.
ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Stockholder Notice.  In addition to the information required to be delivered pursuant to Section 1.11(a), at or prior to the Effective Time, the Company shall prepare and deliver an information statement conforming to the requirements of the DGCL and applicable Legal Requirements (the “Information Statement”) to each Company Stockholder setting forth the material terms of the Merger, including a copy of this Agreement.  The Company shall provide Acquiror and its counsel with the opportunity to review, comment on, and approve all aspects of the Information Statement, and the Company shall revise the Information Statement to incorporate all reasonable comments of Acquiror or its legal counsel, prior to the delivery of the Information Statement to the Company Stockholders.  Without limiting the generality of the foregoing, nothing shall be contained in the Information Statement or any related materials with respect to any party unless approved by such party, which approval shall not be unreasonably withheld or delayed.
5.2 No Solicitation.
(a) During the Pre-Closing Period, neither the Company nor any Company Holder will, nor will either authorize or permit any Company Subsidiary or any of their respective officers, directors, Affiliates, stockholders or employees or any investment banker, attorney or other advisor or representative retained by the Company or any Company Subsidiary (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action similar to the foregoing regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, term sheet, indication of interest, or any Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Holder.  The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal.  If any Company Representatives, whether in their capacity as such or in any other capacity, take any action that the Company or any Company Subsidiary is obligated pursuant to this Section 5.2 to cause such Company Representatives not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b) During the Pre-Closing Period, the Company shall promptly, and in any event within one (1) Business Day, notify Acquiror orally and in writing after receipt by the Company, any Company Subsidiary, or any of the Company Representatives, of (i) any Acquisition Proposal, (ii) any inquiry, letter of intent, term sheet, indication of interest, proposal, or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other written notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or for access to any of the properties, books, or records of the Company by any Person or Persons other than Acquiror.  Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, letter of intent, term sheet, indication of interest, proposal, offer, notice or request, and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, letter of intent, term sheet, indication of interest, proposal, offer, notice or request.  The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, letter of intent, term sheet, indication of interest, proposal, or offer and any correspondence or communications related thereto and shall provide to Acquiror an accurate and complete copy of such inquiry, letter of intent, term sheet, indication of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.  The Company shall provide Acquiror with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal.
5.3 Public Disclosure. Neither the Company nor any Company Subsidiary shall, and the Company and each Company Subsidiary shall cause each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror’s name or refer to Acquiror directly or indirectly in connection with Acquiror’s relationship with the Company in any media interview, advertisement, news release, press release, or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by applicable Legal Requirements (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquiror prior to any such disclosure); provided, however, that the Company shall (a) consult with Acquiror prior to such disclosure and (b) seek confidential treatment for any portion of such disclosure reasonably requested by Acquiror.  Notwithstanding anything herein or in the Confidentiality Agreement, Acquiror may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquiror may, in its sole discretion, decide to issue or make; further provided that, with respect to such press releases or disclosures that are made prior to the Closing, if practicable under the circumstances, Acquiror shall provide the Company with prior notice and a reasonable opportunity to review and comment upon such disclosure prior to its issuance.  For the avoidance of doubt, Acquiror or its Affiliates may disclose the terms of the transactions contemplated hereby as may be required by applicable Legal Requirements, including their Securities Act and Exchange Act reports and filings.
5.4   SEC Matters.
(a) The Company acknowledges that Acquiror may be required to include financial statements relating to Acquiror and the Company (“SEC Financial Statements”) in documents filed with the SEC by Acquiror pursuant to the Securities Act or the Exchange Act, and that such SEC Financial Statements may be required to be audited.
(b) During the Pre-Closing Period, the Company shall (at the sole expense of Acquiror) cooperate with Acquiror, and provide Acquiror with access to such records and personnel of the Company as Acquiror may reasonably request to enable Acquiror, and its representatives and accountants, to create and audit any SEC Financial Statements that Acquiror deems necessary.
5.5   Reasonable Efforts.  Each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable to cause the closing conditions set forth in Article VI to be satisfied and for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.6   Third Party Consents; Notices.
(a) During the Pre-Closing Period, the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts prior to the Closing, to take, or cause to be taken, all appropriate actions and to make, or cause to be made, all filings and notifications necessary, proper or advisable under all applicable Legal Requirements, to consummate and make effective the transactions contemplated hereby. Without limiting the generality of the foregoing, the Company will use commercially reasonable efforts to obtain all Approvals on Schedule 2.6(a) to the Disclosure Letter.
(b) During the Pre-Closing Period, the Company and each Company Subsidiary shall give all notices and other information required to be given to their employees, any works council, trade union, collective bargaining unit, or other representatives of employees representing any group of employees, and any applicable Governmental Entity under the National Labor Relations Act, as amended and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement. The Company will cooperate with Acquiror to provide all notices and enter into all consultations required by local law related to the employment of the Non-U.S. Continuing Employees.
5.7   Access to Information.
(a) During the Pre-Closing Period, the Company shall afford Acquiror and its accountants, counsel and other representatives, upon reasonable notice, reasonable access during business hours to:  (A)  the books, Contracts, employees and records of the Company and each Company Subsidiary, and (B) Tax Returns, Tax elections and all other records relating to Taxes of the Company and each Company Subsidiary and (C) all other information concerning the business, properties and personnel of the Company and each Company Subsidiary as Acquiror may reasonably request.
(b) Subject to compliance with applicable Legal Requirements during the Pre-Closing Period, the Company shall take reasonable efforts to confer from time to time as requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
5.8   Consideration Spreadsheet.  The Company shall prepare and deliver to Acquiror, at least three (3) Business Days prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”), certified on behalf of the Company by a duly authorized officer of the Company, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time: (a) the name, address, and e-mail addresses of all the Company Stockholders, Company Optionholders, Company Warrantholders, and Company Noteholders as reflected in the records of the Company; (b) the number and kind of shares of Company Capital Stock held by, or subject to Company Options, Company Warrants, or Company Notes held by, such Persons and, in the case of outstanding shares, the respective certificate numbers where applicable; (c) the exercise price per share of each Company Option and each Company Warrant; (d) the Tax status of each Company Option under Section 422 of the Code; (e) the amount of cash issuable to each Company Holder pursuant to this Agreement in exchange for the Company Capital Stock held by such Persons; (f) the amount of cash issuable to each Company Optionholder pursuant to this Agreement in exchange for Company Options held by such Persons; (g) the amount of cash issuable to each Company Warrantholder pursuant to this Agreement in exchange for Company Warrants held by such Persons; (h) the amount of cash issuable to each Company Noteholder pursuant to this Agreement in exchange for Company Notes held by such Persons; (i) the Pro Rata Share (as a percentage interest) of each Company Holder; and (j) the Pro Rata Holdback Share (as a percentage interest) of each Company Holder.

5.9   Expenses.  Whether or not the Merger is consummated, and except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Transaction Expenses) shall be paid by the party incurring such expense.  Without limiting the generality of the foregoing, all Transaction Expenses of the Company unpaid by the Company by the Closing Date shall be borne by the Company Holders as either a reduction of the Total Merger Consideration or as Indemnifiable Transaction Expenses pursuant to the terms hereof.
5.10  Employees and Contractors.
(a) The Company shall cooperate and work with Acquiror to help Acquiror identify key employees of the Company and each Company Subsidiary to whom Acquiror will seek to enter into new employment arrangements (including amended employment agreements or new or amended offer letters) with Acquiror or a post-Closing Affiliate of Acquiror.  With respect to any such employee of the Company who receives a new offer of employment from Acquiror or an Affiliate of Acquiror, the Company shall assist Acquiror or such Affiliate of Acquiror, as applicable, with its efforts to enter into an Offer Letter with such employee as soon as practicable after the Agreement Date and in any event prior to the Closing Date, provided that the Company is not obligated to make any payments to employees in furtherance of obtaining their signatures.
(b) As of the Closing, Acquiror or its Subsidiaries shall make available to employees of the Company and the Company Subsidiaries who are based in the United States and remain employed by Acquiror or one of its Affiliates following the Closing Date (“U.S. Continuing Employees”) employee health and welfare benefits that are substantially comparable, in the aggregate, to such benefits provided to other similarly situated (based on levels of responsibility) employees of Acquiror or its Subsidiaries. As promptly as practicable following the Effective Time, Acquiror shall enroll U.S. Continuing Employees, and their eligible dependents where applicable, in Acquiror’s employee benefit plans, programs, or policies (the “Acquiror Benefit Plans”); provided, however, that Acquiror shall take commercially reasonable efforts not to let a lapse or cessation of coverage for any health, dental, or vision benefits of U.S. Continuing Employees occur before such U.S. Continuing Employees’ eligibility for benefits under such health, dental, or vision plans of the Acquiror Benefit Plans becomes effective. Acquiror shall take commercially reasonable efforts to cause each U.S. Continuing Employee to receive credit for all Company’s accrued benefits other than accrual of benefits under defined benefit plans (e.g., accrued vacation days, years of service accrued with respect to the calculation of any severance or redundancy payments in the event of termination of such U.S. Continuing Employee’s employment by Acquiror or participation in any Acquiror Benefit Plans) and for purposes of eligibility to participate and vesting (other than with respect to equity and equity-based awards and incentive compensation) under Acquiror Benefit Plans for years of service prior to the Closing Date credited for such purposes under corresponding Company Employee Plans, provided such credit does not result in duplication of benefits. Employees of the Company and the Company Subsidiaries who are not based in the United States and remain employed by Acquiror or one of its Affiliates following the Closing Date (“Non-U.S. Continuing Employees”) shall continue to be enrolled in Company Employee Plans as of the Closing Date, unless agreed upon otherwise by any such Non-U.S. Continuing Employee.

(c) The provisions of this Section 5.10 are solely for the benefit of the parties hereto and nothing in this Section 5.10, express or implied, shall confer upon any employee (including any U.S. Continuing Employee or Non-U.S. Continuing Employee), or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Section 5.10, express or implied, shall be (i) deemed an amendment of any Company Employee Plan or any employee benefit plan maintained by Acquiror or its Affiliates, or (ii) construed to prevent Acquiror, the Company or any of their respective Affiliates from terminating any employee of the Company or terminating or modifying to any extent or in any respect any employee benefit plan that Acquiror, the Company or any of their respective Affiliates may establish or maintain.
5.11  Confidentiality.  The parties hereto acknowledge that Acquiror and the Company previously executed a Confidentiality Agreement, dated April 4, 2018 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.
5.12  Parachute Payment Waivers.  Prior to the initiation of the stockholder approval procedure under Section 5.14 to the Disclosure Letter, the Company shall use commercially reasonable efforts to obtain and to deliver to Acquiror a Parachute Payment Waiver from each Person identified on Schedule 5.13 to the Disclosure Letter. Schedule 5.13 to the Disclosure Letter lists each individual who the Company reasonably believes could be, with respect to the Company, any Company Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G) and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G, pursuant to which each such Person shall agree to waive any and all right or entitlement to any payments and/or benefits that could reasonably be considered “contingent on a change in ownership or control” within the meaning of Treasury Regulation Section 1.280G-1 Q/A-22 to the extent the aggregate value thereof exceeds three times such Person’s base amount less one dollar determined in accordance with Section 280G, unless the requisite stockholder approval of such payments and/or benefits is obtained pursuant to Section 5.14.
5.13  Stockholder Approval.  The Company shall  submit for the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G inapplicable to any and all payments and/or benefits that could reasonably be considered “contingent on a change in ownership or control” within the meaning of Treasury Regulation Section 1.280G-1 Q/A-22 and that are provided to an individual listed under Schedule 5.13 to the Disclosure Letter that provides a Parachute Payment Waiver pursuant to Section 5.13, with such stockholder vote to be sought in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder. The Company shall provide Acquiror and its legal counsel with the opportunity to review, comment on, and approve (which approval shall not be unreasonably withheld or delayed) the stockholder approval documents required to be provided to the stockholders of the Company in accordance with section 280G(b)(5)(B) of the Code and shall forward such disclosure to Acquiror at least three (3) Business Days prior to its submission to the stockholders of the Company.  The Company shall consider in good faith all reasonable comments of Acquiror or its legal counsel in a timely manner prior to the delivery of such disclosure to the Company Stockholders.  The parties hereby agree to cooperate with each other in preparing any such disclosure.

5.14  Treatment of Company Employee Plans.  Effective as of the day immediately preceding the Closing Date, the Company shall (or shall cause any applicable Company Subsidiary to) adopt resolutions to terminate each Company Employee Plan (unless Acquiror provides written notice to the Company prior to the Closing Date that a Company Employee Plan shall not be terminated).  Unless Acquiror provides any such written notice to the Company, the Company shall provide Acquiror with evidence that such Company Employee Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board (or the applicable governing body of any such Company Subsidiary).  The form and substance of such resolutions shall be subject to review and approval of Acquiror (which approval shall not be unreasonably withheld or delayed). The Company also shall (or shall cause any applicable Company Subsidiary to) take such other actions in furtherance of terminating such Company Employee Plans as Acquiror may reasonably require with respect to each Company Employee Plan.  Notwithstanding the foregoing, the Company shall (or shall cause any applicable Company Subsidiary to) use commercially reasonable efforts to make such amendments to the Company Employee Plans as requested by Acquiror prior to the Closing Date. The Company shall (or shall cause any applicable Company Subsidiary to) use commercially reasonable efforts to effect or assist with the timely, accurate and efficient transfer of the U.S. Continuing Employees to the Acquiror Benefit Plans.  Subject to the approval of any applicable insurance carrier, Acquiror shall cause the Acquiror Benefit Plans to waive all pre-existing condition limitations and waiting periods that otherwise might apply to such U.S. Continuing Employees and, subject to the Company or the U.S. Continuing Employees providing documentation acceptable to Acquiror of the U.S. Continuing Employees’ co-payment, deductibles and out of pocket costs, cause the Acquiror Benefit Plans to credit such U.S. Continuing Employees with all co-payments, deductibles and out-of-pocket costs incurred under analogous employee benefit plans and programs of the Company or Company Subsidiary, as applicable, for the year in which the Closing Date occurs.  No provision of Sections 5.10, 5.12, 5.13, and this Section 5.14 shall be construed to create any right or accelerate entitlement to any compensation or benefit whatsoever on the part of any U.S. Continuing Employee or Non-U.S. Continuing Employee or any other Person under any Company Employee Plan or Acquiror Benefit Plan or otherwise.  No provision of this Agreement shall constitute an amendment to any Company Employee Plan or Acquiror Benefit Plan.
5.15  Termination of Financing Statements.  During the Pre-Closing Period, the Company shall take commercially reasonable efforts to cause (a) each Person holding a security interest in any assets of the Company or any Company Subsidiary as of immediately prior to the Closing Date to execute and deliver all documentation required to terminate such security interest upon payment in full of the Indebtedness giving rise to such security interest, and (b) a UCC-2 or UCC-3 termination statement, as applicable, to be filed immediately after payment of the Indebtedness giving rise to the security interest underlying each filed but unexpired UCC-1 financing statement naming the Company or a Company Subsidiary as debtor.
(a) The Closing Statement, Consideration Spreadsheet and Documents.  The Company shall prepare and deliver to Acquiror, a draft, in good faith, of each of the Closing Statement and the Consideration Spreadsheet no later than three (3) Business Days prior to the Closing Date.  The Company shall consider, in good faith, reasonable comments and changes proposed by Acquiror no later than two (2) Business Days after the Company’s delivery of the estimates set forth in the Closing Statement and the Consideration Spreadsheet prior to the Closing, and the Company shall reissue the Closing Statement and Consideration prior to the Closing to account for changes, if any, it in good faith accepts after such consideration; provided, that the delivery of an updated Closing Statement and Consideration Spreadsheet by the Company based on such proposed comments and changes shall not be the basis for the Acquiror to delay the Closing.
5.17  Indemnification.
(a)  From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Acquiror and Surviving Corporation shall, jointly and severally, indemnify each of its directors, officers, employees, and agents (the “Indemnified Company Parties”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim or Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Company Party is or was an officer or director of the Company or any Company Subsidiary or any predecessor thereof, whether asserted  prior to, at or after the Effective Time, to the fullest extent covered by the D&O Tail Policy.

(b) The certificate of incorporation and by-laws of the Surviving Corporation shall contain, and Acquiror shall cause the certificate of incorporation and by-laws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and the Company Subsidiary or any predecessor thereof than are set forth in the certificate of incorporation and by-laws of the Company immediately prior to the execution and delivery of this Agreement.
(c) The Company will cause to be put in place “tail” insurance policies with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope of at least as favorable as the Company’s existing policies (or in such amount and scope as may otherwise be approved by Acquiror in writing prior to the Closing) with respect to matters, acts or omissions existing or occurring or prior to the Closing (the “D&O Tail Policy”).
(d) If Acquiror, Surviving Corporation or the Company Subsidiary (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successor and assigns of Acquiror, Surviving Corporation or the Company Subsidiary, as the case may be, shall assume all of the obligations of this Section 5.17.
(e) Acquiror shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the Indemnified Company Parties in connection with the enforcement of their rights provided in this Section 5.17 to the fullest extent provided by the D&O Tail Policy.
(f) The provisions of this Section 5.17 are intended to be in addition to the rights otherwise available to the Indemnified Company Parties by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Company Parties, their heirs and their representatives.
5.18  Transfer Taxes.  Acquiror shall be responsible for fifty-percent (50%) of any Transfer Taxes (as defined below).  Company Holders shall be responsible, severally and not jointly, pro rata in accordance with such Company Holder’s Pro Rata Holdback Share, for the payment of any remaining fifty-percent (50%) amounts (“Company Holders Share”) of transfer, documentary, stamp, registration, and other such Taxes and fees (including any penalties and interest) due as a result of the Merger or the transactions contemplated hereby (collectively, “Transfer Taxes”).  Furthermore, the Company shall be responsible for the timely remittance of the Transfer Taxes to the appropriate Tax Authority and will, at the equally shared expense of Acquiror (50%) and the Company Holders (50%), file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.  If required by applicable Legal Requirements, Acquiror shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.  To the extent Transfer Taxes are actually collected from Acquiror, the Company or any Company Subsidiary, the Company Holders agree to reduce the Total Merger Consideration by the amount of such Company Holders’ Share of Transfer Taxes, and, if no portion of the Total Merger Consideration is then due from Acquiror, the amount of such Transfer Taxes shall, at Acquiror’s option be retained from the Indemnity Holdback Fund by Acquiror.
5.19  Tax Covenants.
(a)   Tax Returns.

(i) The Acquiror shall prepare or cause to be prepared all Tax Returns of the Company and each Company Subsidiary for all Pre-Closing Tax Periods that are required to be filed after the Closing Date (the “Pre-Closing Tax Returns”).  The Pre-Closing Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Legal Requirements.  No later than thirty (30) days prior to the due date (including extensions) for filing any such Pre-Closing Tax Return (other than (A) any Tax Returns relating to sales, use, payroll, or other Taxes (other than income Taxes) that are required to be filed contemporaneously with, or promptly after, the close of a Tax period or (B) any Tax Returns not described in clause (A) that are due within thirty (30) days of the Closing Date, which shall be delivered to the Company Holders’ Agent as soon as reasonably practicable following the Closing Date or end of such Taxable period, as the case may be), the Acquiror shall deliver a copy of such Pre-Closing Tax Return, together with all supporting documentation and workpapers, to Company Holders’ Agent for its review and reasonable comment. Acquiror and the Company Holders’ Agent agree to timely consult with each other and to negotiate in good faith any issue arising as a result of the review of such Tax Returns to permit the filing of such Tax Returns as promptly as possible.  In the event Acquiror and the Company Holders’ Agent are unable to resolve any dispute within five (5) days following the delivery of the Company Holders’ Agent’s comments to such Tax Return, Acquiror or the Company Holders’ Agent may require that they mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by the Accounting Arbitrator, and they shall jointly request the Accounting Arbitrator to resolve any issue in dispute at least five (5) days before the due date of such Tax Return so that such Tax Return may be timely filed.  The determination of the Accounting Arbitrator shall be binding; provided, however, that any such determination shall be limited to the resolution of issues in dispute.  The fees and disbursements of the Accounting Arbitrator shall be borne equally by the parties.  Acquiror will cause each Pre-Closing Tax Return (as revised to incorporate the Company Holders’ Agent’s reasonable comments and consistent with the determination of the Accounting Arbitrator with respect to any disputed issue) to be timely filed and will provide a copy to the Company Holders’ Agent.  Not later than five (5) days prior to the due date for payment of Taxes with respect to any Pre-Closing Tax Return, the amount of any Indemnified Taxes due with respect to such Pre-Closing Tax Return shall (a) be retained from the Indemnity Holdback Fund by Acquiror and (b) to the extent such amount exceeds the amount available in the Indemnity Holdback Fund, the remainder shall be paid to Acquiror by the Company Holders’ Agent (on behalf of the Company Holders), subject to any limitations applicable to indemnification for Indemnified Taxes under Article VIII. The parties agree that the Transaction Tax Deductions shall be reported on the Pre-Closing Tax Returns and shall be for the benefit of the Company Holders to the maximum extent allowable under applicable Legal Requirements (at a “more likely than not” level of comfort or higher).
(ii) Acquiror shall prepare or cause to be prepared all Tax Returns of the Company and each Company Subsidiary for all Straddle Periods (the “Straddle Tax Returns”).  The Straddle Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Legal Requirements.  No later than thirty (30) days prior to the due date (including extensions) for filing any such Straddle Tax Return (other than (A) any Tax Returns relating to sales, use, payroll, or other Taxes (other than income Taxes) that are required to be filed contemporaneously with, or promptly after, the close of a Tax period or (B) any Tax Returns not described in clause (A) that are due within thirty (30) days of the Closing Date, which shall be delivered to the Company Holders’ Agent as soon as reasonably practicable following the Closing Date or end of such Taxable period, as the case may be), Acquiror shall deliver a copy of such Straddle Tax Return, together with all supporting documentation and workpapers, to the Company Holders’ Agent for its review and reasonable comment.  Acquiror and the Company Holders’ Agent agree to timely consult with each other and to negotiate in good faith any issue arising as a result of the review of such Tax Returns to permit the filing of such Tax Returns as promptly as possible.  In the event Acquiror and the Company Holders’ Agent are unable to resolve any dispute within five (5) days following the delivery of the Company Holders’ Agent’s comments to such Tax Return, Acquiror or the Company Holders’ Agent may require that they mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, the Accounting Arbitrator, and they shall jointly request the Accounting Arbitrator to resolve any issue in dispute at least five (5) Business Days before the due date of such Tax Return so that such Tax Return may be timely filed.  The determination of the Accounting Arbitrator shall be binding; provided, however, that any such determination shall be limited to the resolution of issues in dispute.  The fees and disbursements of the Accounting Arbitrator shall be borne equally by the parties.  Acquiror will cause each Straddle Tax Return (as revised to incorporate the Company Holders’ Agent’s reasonable comments and consistent with the determination of the Accounting Arbitrator with respect to any disputed issue) to be timely filed and will provide a copy to the Company Holders’ Agent.  Not later than five (5) days prior to the due date for payment of Taxes with respect to any Straddle Tax Return, the amount of any Indemnified Taxes due with respect to such Straddle Tax Return shall (a) be retained from the Indemnity Holdback Fund by Acquiror and (b) to the extent such amount exceeds the amount available in the Indemnity Holdback Fund, the remainder shall be paid to Acquiror by the Company Holders’ Agent (on behalf of the Company Holders), subject to any limitations applicable to indemnification for Indemnified Taxes under Article VIII.

(b)   Allocation of Certain Taxes. For purposes of this Agreement:
(i) In the case of Taxes that are payable with respect to any Straddle Period that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible, or intangible) (other than Transfer Taxes), the portion of any such Taxes that is attributable to the portion of the Straddle Period ending on and including the Closing Date will be, deemed equal to the amount that would be payable as computed on a “closing of the books” basis if the relevant Straddle Period of the Company and each Company Subsidiary (and each partnership in which the Company or any Company Subsidiary is a partner) ended with (and included) the Closing Date; provided, that exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the portion of the Straddle Period ending on and including the Closing Date and the remainder of such Straddle Period in proportion to the number of days in each period
(ii) In the case of Taxes that are payable with respect to any Straddle Period that are imposed on a periodic basis with respect to the assets or capital of the Company or any Company Subsidiary, the portion of any such Taxes that is attributable to the portion of the Straddle Period ending on and including the Closing Date will be deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the total number of calendar days in the entire Straddle Period. Notwithstanding anything to the contrary herein, any franchise Tax shall be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.
(iii) For purposes of determining Net Working Capital or Indemnified Taxes, Taxes that are solely attributable to transactions that Acquiror causes to occur on the Closing Date but after the Closing and that are not incurred in the ordinary course of business of the Company or any Company Subsidiary or otherwise contemplated by this Agreement (or any documents, instruments and other agreements referred to herein or delivered pursuant hereto) shall be considered to be attributable to the Taxable period (or portion thereof) that begins on the day following the Closing Date.
(c)   Cooperation; Conduct of Tax Proceedings.

(i) The parties hereto will cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns required to be filed with respect to the Company or any Company Subsidiary and any audit, litigation, or other proceeding or claim with respect to Taxes (each a “Tax Proceeding”) imposed on or with respect to the assets, operations, or activities of the Company or any Company Subsidiary. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The parties hereto further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed on Acquiror, the Company, any Company Subsidiary or the Company Holders (including with respect to the transactions contemplated hereby).
(ii) If any Tax Proceeding with respect to the Company or any Company Subsidiary is commenced by any Tax Authority with respect to any Pre-Closing Tax Period or Straddle Period that is reasonably likely to result in any of the Company Holders’ having indemnification obligation pursuant to this Agreement, then Acquiror shall notify the Company Holders’ Agent in writing of such Tax Proceeding; provided that the failure to provide, or any delay in providing, such notice shall not limit Acquiror’s right to indemnification except to the extent the Company Holders are materially prejudiced by such failure or delay. Notwithstanding any provision of Section 8.6 to the contrary, Acquiror shall control the conduct of any Tax Proceeding with respect to the Company or any Company Subsidiary; provided that, in the case of any such Tax Proceeding with respect to any Pre-Closing Tax Period or any Straddle Period that is reasonably likely to result in any of the Company Holders’ having indemnification obligation pursuant to this Agreement, (i) Acquiror will consult in good faith with the Company Holders’ Agent with respect to the conduct of such Tax Proceeding, (ii) the Company Holders’ Agent will be entitled to participate (at the Company Holders’ expense) in, but not control or conduct, any such Tax Proceeding, and (iii) Acquiror shall not settle such Tax Proceeding in a manner that would materially and adversely affect the Company Holders without the prior written consent of the Company Holders’ Agent (which shall not be unreasonably withheld, conditioned or delayed).
(d) Refunds.  The Company Holders shall be entitled to any refunds (including any interest paid thereon) of Taxes of the Company or any Company Subsidiary attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date, to the extent such Taxes were paid by the Company or any Company Subsidiary prior to the Closing or effectively borne by the Company Holders, and to the extent such refunds were not taken into account in Net Working Capital and are not attributable to the carryback of a net operating loss of the Company or any Company Subsidiary from a period (or portion thereof) beginning after the Closing Date.  Acquiror and its Affiliates shall take commercially reasonable efforts to cooperate with the Company Holders’ Agent in obtaining any refund to which the Company Holders are entitled under this Section 5.19(d).  Acquiror shall promptly forward to the Company Holders’ Agent any such refunds (including any interest paid thereon), net of any Taxes, costs or expenses incurred in obtaining such refunds, due to the Company Holders after receipt thereof (or credit of such refund resulting in a reduction of cash Taxes owed).  Any dispute regarding any refund to which the Company Holders may be entitled pursuant to this Section 5.19(d) shall be resolved by the Accounting Arbitrator, and the fees and disbursements of the Accounting Arbitrator shall be borne equally by the parties.

(e) Post-Closing Actions.  Except pursuant to the procedures described in Section 5.19(a), Acquiror shall not (and shall not cause or permit the Company or any Company Subsidiary to) file, amend, re-file or otherwise modify any Tax Return or Tax election of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period or Straddle Period that is reasonably likely to result in any of the Company Holders’ having indemnification obligation pursuant to this Agreement, without the prior written consent of the Company Holders’ Agent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event Acquiror intends to initiate any voluntary disclosure agreement or similar program (a “VDA”) with any Tax Authority with respect to the Company or Company Subsidiary for any Pre-Closing Tax Period or Straddle Period that is reasonably likely to result in any of the Company Holders’ having indemnification obligation pursuant to this Agreement, (i) prior to initiation, Acquiror shall provide notice to Company Holders’ Agent of such VDA  and shall provide the Company Holders’ Agent with a reasonable opportunity to obtain advice of legal counsel or an accounting firm regarding the subject matter of such VDA, (ii) Acquiror will consult in good faith with the Company Holders’ Agent with respect to such VDA, (iii) the Company Holders’ Agent will be entitled to participate (at the Company Holders’ expense) in, but not control or conduct, any proceedings related to such VDA, and (iv) Acquiror shall not settle or resolve such VDA in a manner that would materially and adversely affect the Company Holders without the prior written consent of the Company Holders’ Agent (which shall not be unreasonably withheld, conditioned or delayed); provided that, notwithstanding anything in this Section 5.19(e) to the contrary, Acquiror shall not initiate such VDA if the Company Holders’ Agent provides to Acquiror an opinion of Armanino LLP or a nationally recognized legal counsel or an accounting firm reasonably acceptable to Acquiror that the original reporting position or treatment by the Company or the Company Subsidiary with respect to the subject matter of the VDA is more likely than not to be sustained upon audit.
ARTICLE VI

CONDITIONS TO THE MERGER

6.1   Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:
(a) Company Stockholder Approval.  This Agreement and the Merger shall have been duly and validly adopted by the Company Stockholders in accordance with the DGCL, all other applicable Legal Requirements, and the Organizational Documents, each as in effect on the date of such adoption.
(b) Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced, or deemed applicable to the Merger, which makes the consummation of the Merger illegal.
(c) Governmental Approvals.  Acquiror, Merger Sub and the Company shall have timely obtained from each Governmental Entity all Approvals with respect to Legal Requirements relating to antitrust matters, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby.
6.2   Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants.  Each of the representations and warranties made by Acquiror and Merger Sub in this Agreement and in the Acquiror Closing Certificate (i) shall have been accurate in all material respects as of the Agreement Date, and (ii) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (i) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties pursuant to clauses (i) and (ii), all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).  Acquiror shall have performed and complied in all material respects with all covenants and agreements required to be performed and complied with by Acquiror pursuant to this Agreement at or prior to the Closing.
(b) Receipt of Closing Deliveries.  The Company and the other specified recipients shall have received each of the payments, agreements, instruments and other documents set forth in Section 1.4(a).
6.3   Additional Conditions to the Obligations of Acquiror.  The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice or Liability to any Person):
(a) Representations, Warranties and Covenants. (i) Each of the Fundamental Representations (other than the representations set forth in Section 2.19 (Taxes)) shall be accurate in all respects (other than any de minimis inaccuracies in Section 2.8 (Capital Structure)) on and as of the Agreement Date and as of the Closing Date as though then made and as though the Closing Date was substituted for the Agreement Date throughout such representations and warranties, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date)  and (ii) each of the representations and warranties made by the Company other than the Fundamental Representations (other than the representations set forth in Section 2.19 (Taxes)) and the Company Holders in the Sellers’ Agreement shall accurate in all material respects on and as of the Agreement Date and as of the Closing Date as though then made and as though the Closing Date was substituted for the Agreement Date throughout such representations and warranties, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties pursuant to clause (ii), all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).  The Company shall have performed and complied in all material respects with all covenants and agreements, required to be performed and complied with by the Company pursuant to this Agreement at or prior to the Closing.
(b) Receipt of Closing Deliveries.  Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b); provided, however, that such receipt shall not be deemed to be an agreement by Acquiror that the amounts set forth on the Closing Statement or the Consideration Spreadsheet or any of the other agreements, instruments or documents set forth in Section 1.4(b) is accurate and shall not diminish Acquiror’s remedies hereunder if any of the foregoing documents is not accurate.
(c) Injunctions or Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting in any material respect Acquiror’s ownership, conduct or operation of the businesses of the Company or any Company Subsidiary, following the Closing shall be in effect.  There shall not be pending or threatened any Proceeding (i) commenced by any Governmental Entity, or (ii) commenced by any Person where such Person has a reasonable likelihood of succeeding on the merits, in either case seeking (A) any of the foregoing, or (B) material damages in connection with the Merger or the other transactions contemplated hereby.

(d) No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect with respect to the Company.
(e) Employees.  (i) Each employee set forth on Schedule 6.3(e)-1 to the Disclosure Letter and (ii) 85% of all employees of the Company or any Company Subsidiary, which, for the avoidance of doubt, shall include those employees set forth on Schedule 6.3(e)-1, shall have remained continuously employed with the Company or a Company Subsidiary, as applicable, from the Agreement Date through the Closing and shall have signed an Offer Letter and Employee Confidentiality Agreement, and no action shall have been taken by any such individual to rescind any such document.
(f) Non-Competition Agreements.  Each Company Holder set forth on Schedule 6.3(f)-1 to the Disclosure Letter shall have executed a Non-Competition Agreement. No action shall have been taken by any such Company Holder to rescind such any such Non-Competition Agreement, as applicable.
(g) Section 280G Stockholder Approval.   The Company shall have performed and complied in all material respects with Sections 5.12 and 5.13 of this Agreement.
ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1   Termination.  At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval:
(a) by mutual written consent duly authorized by the Company and Acquiror;
(b) by either Acquiror or the Company, upon written notice to the other Person, if the Closing shall not have occurred on or before 11:59 p.m. Central Time on August 19, 2021 or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under Section 7.1(b) shall not be available to any party whose breach (or whose Affiliate’s breach) of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;
(c) by either Acquiror or the Company, upon written notice to the other Person, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable;
(d) by Acquiror, upon written notice to the Company and the Company Holders’ Agent, if:  (i) except as set forth below in clause (ii), the Company shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) Business Days after receipt by the Company from Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, (ii) the Company shall have breached Section 5.2, or (iii) there shall have been a Material Adverse Effect with respect to the Company;

(e) by the Company, upon written notice to Acquiror, if Acquiror shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) Business Days after receipt by Acquiror from the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied; or
(f) by Acquiror, upon written notice to the Company, if evidence of the obtaining of the Company Stockholder Approval in accordance with the DGCL and the Organizational Documents is not delivered to Acquiror within twenty-four (24) hours of the execution of this Agreement.
7.2   Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided, however, that (a) the provisions of this Section 7.2 (Effect of Termination), Section 5.3 (Public Disclosure), Section 5.11 (Confidentiality), Article IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party hereto from liability in connection with any willful or knowing breach of such party’s representations, warranties, covenants or agreements contained herein.
7.3   Amendment.  Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time before or after the Company Stockholder Approval pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such Company Stockholder Approval, no amendment shall be made which by law requires further approval by the Company Stockholders without such further Company Stockholder Approval).  To the extent permitted by applicable Legal Requirements, Acquiror and the Company Holders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Company Holders’ Agent.
7.4   Extension; Waiver.  At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  At any time after the Closing, the Company Holders’ Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto or the Company Holders’ Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

INDEMNIFICATION HOLDBACK AMOUNT AND INDEMNIFICATION

8.1   Survival of Representations, Warranties, Covenants and Agreements.  Each party hereto shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties hereto contained in this Agreement (as qualified by the Disclosure Letter) and in any certificate delivered by any other party hereto at the Closing without regard to investigation or knowledge.  If the Merger is consummated, all of the representations and warranties of the Company contained in this Agreement and such certificates shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is the fifteen (15) month anniversary of the Closing Date (the “Indemnity Holdback Period”); provided, however, that (i) the representations and warranties of the Company contained in Section 2.17(c), Section 2.17(e), Section 2.17(g), Section 2.17(h) (Intellectual Property) and in any certificate delivered to Acquiror regarding any matter set forth in such subsections of this Agreement pursuant to any provision of this Agreement (the “Extended Representations”), will remain operative and in full force and effect regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is the three (3) year anniversary of the Closing Date; and (ii) the representations and warranties of the Company contained in Section 2.1 (Organization, Standing and Power), Section 2.2 (Subsidiaries), Section 2.4 (Authority and Enforceability), Section 2.5 (Non-Contravention), Section 2.8 (Capital Structure), Section 2.19 (Taxes), and Section 2.28 (Finders’ Fees; Transaction Expenses) and in any certificate delivered to Acquiror regarding any matter set forth in such sections of this Agreement pursuant to any provision of this Agreement (the “Fundamental Representations”), will remain operative and in full force and effect regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement,  until the date that is the five (5) year anniversary of the Closing Date, except for Section 2.19 (Taxes) which shall remain operative and full force and effect until the expiration of the applicable statute of limitations plus a period of thirty (30) days.  No right to indemnification pursuant to Article VIII in respect of any claim that is set forth in an Officer’s Certificate delivered to the Company Holders’ Agent prior to the expiration of the Indemnity Holdback Period or applicable survival period hereunder, as appropriate (if any such period is applicable to such claim), shall be affected by the expiration of such representations and warranties; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Damages arising out of Fraud.  If the Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the date that is the twelve (12) month anniversary of the Closing Date.  If the Merger is consummated, all other covenants and agreements of the parties (including the covenants and agreements set forth in Article IV and Article V) shall survive until the date that is the four (4) year anniversary of the Closing Date or for the period explicitly specified therein; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant or agreement shall be affected by the expiration of such covenant; provided, further, that the Indemnified Persons’ right to indemnification for Indemnified Taxes will remain operative and in full force and effect until the expiration of the applicable statute of limitations plus a period of thirty (30) days.
8.2	Indemnification.
(a)   Subject to the provisions of this Article VIII, from and after the Effective Time, each Indemnifying Person, severally and not jointly, pro rata in accordance with such Indemnifying Person’s Pro Rata Share, shall indemnify, defend, and hold harmless the Indemnified Persons from, against and in respect of, and shall pay and reimburse the Indemnified Persons for the amount of, any and all Damages directly or indirectly, whether or not due to a third party claim, sustained by the Indemnified Persons, arising out of or resulting from any of the following:

(i) any failure of any representation or warranty made by the Company in this Agreement or any certificate delivered to Acquiror pursuant to any provision of this Agreement to be accurate as of the Agreement Date and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which by their terms speak only as of a specific date or dates, which representations and warranties shall be accurate as of such date or dates);
(ii) any breach of the covenants or agreements made by the Company in this Agreement or any certificate delivered to Acquiror pursuant to any provision of this Agreement;
(iii) any inaccuracies in the Closing Statement or the Consideration Spreadsheet;
(iv) any and all Indemnified Taxes;
(v) any Indemnifiable Transaction Expenses;
(vi) any amount by which actual Net Working Capital is less than the Net Working Capital Target (to the extent not taken into consideration in determination of the Final Adjustment Amount);
(vii) any claims by any current or past holder of equity interests of the Company, including (A) any payments paid with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.9 upon the exchange of such Dissenting Shares and (B) with respect to breaches of fiduciary duties;
(viii) any claims relating to the payments to Company Holders made in connection with the allocation of the Total Merger Consideration, including the Adjustment Holdback Amount, the Indemnity Holdback Amount, and any other amounts set forth in the Consideration Spreadsheet prepared by the Company and delivered to Acquiror pursuant to this Agreement;
(ix) the Fraud of the Company in connection with any representation, warranty, covenant or agreement made in this Agreement or any Transaction Document;
(x) any claims by any Company Holder relating to the appointment by the Company Holders of the Company Holders’ Agent, any dispute regarding the authority of the Company Holders’ Agent to bind or represent any Company Holder as provided in Section 8.7 or the exercise of the authority of the Company Holders’ Agent; and
(xi) any Company Debt either (A) not included on the Closing Statement and paid by Acquiror at Closing or (B) not paid by the Company prior to the Closing Date (with such payment being reflected as a reduction in Company Cash in the Closing or other assets in the Net Working Capital calculation).
(b) The indemnification provided for in Section 8.2(a) shall be subject to each of the following principles or qualifications:
(i) No claim for the recovery of Damages pursuant to Section 8.2(a) may be asserted by any Indemnified Person against the Indemnity Holdback Fund after the expiration of the Indemnity Holdback Period; provided, however, that claims first asserted in writing prior to such expiration in an Officer’s Certificate shall survive the expiration of the Indemnity Holdback Period.

(ii) In respect of any claim for indemnification pursuant to Section 8.2(a)(i) (other than claims based upon a breach of or inaccuracy in any of the Fundamental Representations), the Indemnifying Persons shall not be required to indemnify any Indemnified Person in respect of any individual claim for indemnification or series of related claims for indemnification unless and until such claim for indemnification or series of related claims for indemnification involve Damages in excess of $25,000 (the “Mini-Basket”) to any Indemnified Person; provided, that all Damages for which the Indemnifying Persons are not required to indemnify any Indemnified Person because the associated Damages do not equal or exceed the Mini-Basket set forth in this Section 8.2(b)(ii) shall nevertheless be applied towards the Basket under Section 8.2(b)(iii).
(iii) In respect of any claim for indemnification pursuant to Section 8.2(a)(i) (other than claims based upon a breach of or inaccuracy in any of the Fundamental Representations), the Indemnifying Persons shall not be required to indemnify any Indemnified Person unless and until Damages have been incurred, paid or properly accrued in an aggregate amount greater than $1,675,000 (the “Basket”). Once the Basket has been exceeded, the Indemnified Persons shall be entitled to recover for all indemnifiable Damages under Section 8.2(a)(i) reverting back to the first dollar, subject to the other limitations set forth herein.
(iv) In respect of any claim for indemnification pursuant to Section 8.2(a)(i) (other than claims based upon a breach of or inaccuracy in any of the Extended Representations or Fundamental Representations), the aggregate liability of the Indemnifying Persons for such claims under this Section 8.2 shall not exceed the Indemnity Holdback Amount, which shall be the sole and exclusive remedy of Acquiror with respect to such claims. In respect of any claim for indemnification pursuant to Section 8.2(a)(i) based upon a breach of or inaccuracy in any of the Extended Representations, the aggregate liability of the Indemnifying Persons for such claims under this Section 8.2 shall not exceed the Extended Representations Limit. Subject to Section 8.2(b)(vi), in no event shall any Indemnifying Person be liable under this Agreement in respect of any claims for indemnification pursuant to Section 8.2(a) for amounts in excess of the consideration actually paid to such Indemnifying Person pursuant to this Agreement. Each Indemnifying Person’s maximum liability for claims under this Section 8.2 shall not exceed the respective Indemnifying Person’s Pro Rata Share of Damages for such Indemnifying Person and shall not exceed the amount of the Total Merger Consideration actually paid to such Indemnifying Person unless such indemnity claim is being made in respect of Fraud and such Indemnifying Person actively participated in or committed such Fraud (in which event there shall be no limitation on the liability of such Indemnifying Person hereunder except to the extent imposed under applicable Legal Requirements).
(v) The Indemnified Persons shall (i) be entitled to bring indemnification claims directly against the Indemnifying Persons and (ii) be permitted to recover Damages directly from the Indemnifying Persons for indemnification claims relating to Extended Representations and Fundamental Representations pursuant to Section 8.2(a)(i) if and only to the extent that such claim has not been satisfied from the Indemnity Holdback Fund, it being agreed that the Indemnified Persons shall look first to the Indemnity Holdback Fund for any Damages.
(vi) Notwithstanding anything to the contrary contained herein, nothing in this Agreement will prevent an Indemnified Person from instituting an action or pursuing any other remedy against an Indemnifying Person for any Fraud by the Company or in which such Indemnifying Person actively participated in or committed such Fraud, or limit the aggregate amount which such Indemnified Person may recover in the case of any such Fraud by the Company or in which such Indemnifying Person actively participated in or committed such Fraud.

(vii) The amount of any Damages that are subject to indemnification under this Article VIII shall be calculated net of (A) the amount of any insurance proceeds actually received by the Indemnified Persons in connection with such Damages or any of the events or circumstances giving rise or otherwise related to such Damages, net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such proceeds and (B) the amount of any net Tax savings actually realized by the Indemnified Persons attributable to such Damages and arising in the taxable year in which such Damages were incurred, net of any costs or expenses incurred by the Indemnified Persons in realizing such amount and any increased Tax liability which results from the receipt of the indemnity payment relating to such Damages. In the event that an insurance recovery is received by any Indemnified Person with respect to any Damages for which any such Person has been indemnified or covered under a collateral source of insurance recovery or a policy maintained by the Company prior to the Closing Date and which Damages such Indemnified Person had received directly from the Indemnifying Persons  hereunder (and not from the Indemnity Holdback Fund), then a refund equal to the aggregate amount of the recovery (net of costs and expenses incurred in recovering such amounts, and net of any resulting increase of insurance premiums with respect to insurance policies) shall be made to the Indemnifying Persons.
(viii) Qualifications as to materiality using the term “material” (or any variation thereof) or Material Adverse Effect in any representation, warranty, or covenant shall be disregarded both for purposes of determining whether a breach of such representation, warranty, or covenant (or failure of any representation or warranty to be true and correct) exists and determining the amount of any Damages with respect to such breach or failure to be true and correct.
(ix) Without limiting the generality of the foregoing, the right to indemnification based on any representations, warranties, covenants, or agreements will not be affected by (A) any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement, or (B) any knowledge by Acquiror of the inaccuracy of any, such representations, warranties, covenants, or agreements by the Company or any Company Holder.
(x) Subject to Section 8.2(b)(vi), indemnification pursuant to Section 8.2 shall be the exclusive remedy for monetary damages after the Effective Time for any breach or inaccuracy of any of the representations or warranties contained in Article II or Article III of this Agreement.
8.3   Indemnity Holdback Fund.
(a) Acquiror shall retain the Indemnity Holdback Amount for the purpose of securing the indemnification obligations set forth in this Article VIII (the “Indemnity Holdback Fund”).  Except as specifically provided in this Agreement, no interest shall accrue or be due and owing to any Company Holder in any respect in connection with the Indemnity Holdback Fund.
(b) Within three (3) Business Days following the fifteen-month anniversary of the Closing Date (the “Release Date”), Acquiror shall pay and distribute from the Indemnity Holdback Fund by wire transfer of immediately available funds to the Paying Agent for further payment to the Company Holders (in accordance with their respective Pro Rata Holdback Shares) an amount equal to all funds then remaining in the Indemnity Holdback Fund less (i) any amounts which have been retained from the Indemnity Holdback Fund prior to such date and (ii) the aggregate amount of any pending, potential claim, or other claim for which any Indemnified Person shall have made a claim pursuant to the procedures set forth in Section 8.4, and for which recovery shall not have been satisfied from the Indemnity Holdback Fund (the “Outstanding Holdback Claims”). As soon as any Outstanding Holdback Claim that is unresolved as of the Release Date is resolved pursuant to the procedures set forth in this Article VIII and the appropriate amount of funds from the Indemnity Holdback Fund are delivered to the Indemnified Person in respect of such resolved Outstanding Holdback Claim, Acquiror shall pay and distribute by wire transfer to the Paying Agent for further payment to the Company Holders (in accordance with their respective Pro Rata Holdback Shares) the remaining funds held in the Indemnity Holdback Fund, if any, less any unresolved Outstanding Holdback Claims.

8.4   Claims.
(a) If Acquiror determines that any Indemnified Person has a claim for indemnification pursuant to this Article VIII, Acquiror may deliver to the Company Holders’ Agent a certificate signed by any officer of Acquiror (any certificate delivered in accordance with the provisions of this Section 8.4(a) (an “Officer’s Certificate”)):
(i) stating that an Indemnified Person has a claim for indemnification pursuant to this Article VIII;
(ii) stating the amount of such Damages (which, in the case of Damages not yet incurred, paid, reserved, or accrued, may be the maximum amount reasonably anticipated by Acquiror in good faith to be incurred, paid, reserved, or accrued); and
(iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the material facts known to the Indemnified Person giving rise to such claim.
(b) No delay in providing such Officer’s Certificate within the applicable survival period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Company Holders’ Agent or the Company Holders are materially prejudiced thereby.
(c) If, within forty-five (45) days after the date on which Acquiror delivers an Officer’s Certificate, the Company Holders’ Agent shall not have given written notice to Acquiror setting forth in detail any objection of the Company Holders’ Agent to such claim, then such claim for indemnification and the amount of Damages in such Officer’s Certificate will be deemed admitted by the Company Holders, and the Company Holders will indemnify the applicable Indemnified Person for such Damages pursuant to this Article VIII.
(d) After the expiration of the applicable period in Section 8.4(c), then (i) with respect to any claim for indemnification pursuant to Section 8.2(a)(i) (with the exception of claims based upon a breach of or inaccuracy in any of the Extended Representations and Fundamental Representations), Acquiror shall recover the amount of such Damages from the Indemnity Holdback Fund or (ii) with respect to all other claims for indemnification pursuant to this Article VIII, Acquiror shall (A) first retain such Damages from the Indemnity Holdback Fund and (B) to the extent the amount of such Damages exceeds the amount available in the Indemnity Holdback Fund, the Company Holders, severally and not jointly, pro rata in accordance with such Indemnifying Person’s Pro Rata Share, shall pay the remainder of such Damages in immediately available funds within five (5) Business Days of Acquiror’s request.  No such retention or demand of payment shall be made if and to the extent the Company Holders’ Agent has raised bona fide good faith objections in a written statement to any claim or claims made in the Officer’s Certificate, and such written statement shall have been delivered to Acquiror prior to the expiration of such applicable period.

8.5 Resolution of Objections to Claims.
(a) If the Company Holders’ Agent raises bona fide good faith objections in writing to any claim or claims by Acquiror made in any Officer’s Certificate within such 30-day period, Acquiror and the Company Holders’ Agent shall attempt in good faith for forty-five (45) days after Acquiror’s receipt of such written objection to resolve such objection. If Acquiror and the Company Holders’ Agent shall so agree, (i) Acquiror shall first retain such Damages from the Indemnity Holdback Fund and (ii) to the extent the amount of such Damages exceeds the amount available in the Indemnity Holdback Fund and such claim is not pursuant to Section 8.2(a)(i) (other than claims based upon a breach of or inaccuracy in any of the Extended Representations or Fundamental Representations) where the Indemnity Holdback Amount is the sole and exclusive remedy, the Company Holders shall pay the remainder of such Damages (subject to the limitations set forth in Section 8.2(b)(iv)) in immediately available funds within five (5) Business Days of Acquiror’s request.
(b) If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquiror or the Company Holders’ Agent may bring suit to resolve the matter.
(c) Judgment upon any award rendered by a trial court of competent jurisdiction may be entered in any court having jurisdiction.  For purposes of this Section 8.5(c), in any suit hereunder in which any claim or the amount thereof stated in the Officer’s Certificate is at issue, Acquiror shall be deemed to be the non‑prevailing party unless the applicable court awards Acquiror at least one‑half of the amount in dispute, in which case the Company Holders shall be deemed to be the non‑prevailing party.  The non‑prevailing party to a suit shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
8.6 Defense of Third Party Claims.
(a) With respect to any Proceeding brought by, or the discovery of Liability accruing in favor of, a third party against Acquiror or another Indemnified Person that is based on, arises out of, or relates to subject matter that, if determined adversely to Acquiror or such other Indemnified Person (regardless of the eventual outcome), could result in a claim for indemnification under this Agreement (in each case, a “Third Party Claim”), Acquiror shall notify the Company Holders’ Agent in writing of any Third Party Claim, describing in reasonable detail the basis for such Third Party Claim and the amount of the claimed Damages in an Officer’s Certificate (to the extent then known).
(b) The Indemnifying Party shall have the right, upon receipt of the notice and at its expense, to assume the defense of such Third Party Claim so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will, consistent with the terms hereof, indemnify the Indemnified Party from and against the entirety of Damages that the Indemnified Party (or its Affiliates or representatives) may incur or suffer arising out of, as a result of or in connection with, related to or by virtue of any Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief that, if granted, would reasonably be excepted to have a material impact on the business, (iii) the Third Party Claim does not relate to or arise in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation, (iv) the Indemnifying Party retains counsel reasonably acceptable to the Indemnified Party and a court of competent jurisdiction has not determined that the Indemnifying Party has failed or is failing to prosecute or defend such claim, and (v) no Indemnified Party has been advised by legal counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Third Party Claim.

(c) The controlling party will, upon request, keep the non-controlling party reasonably informed, in the defense of (and otherwise with respect to) any Third Party Claim.  Should an Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.  If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense.  If the Indemnifying Party elects to defend a Third Party Claim, each Party shall reasonably cooperate in the defense or prosecution of such Third Party Claim and use commercially reasonable efforts to make available to the Indemnifying Party all necessary witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information (including those of the Surviving Company, if applicable) which are reasonably relevant to such Third Party Claim, and making employees (including those of the Company, if applicable) available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  No compromise or settlement of any Third Party Claim may be effected by the Indemnifying Party without the Indemnified Party’s consent, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party may not consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to the matter which (x) does not contain a full and final release of the Indemnified Party from all Liability relating to the subject matter of the settlement, (y) requires an admission of wrongdoing by the Indemnified Party or any of its Affiliates or (z) provides for injunctive or other non-monetary relief against the Indemnified Party or any of its Affiliates.
(d) If, within the 30-day period contemplated by Section 8.6(a), the Indemnifying Party does not assume the defense of such matter, the Indemnified Party may defend against the matter in any manner that it reasonably may deem appropriate (including through and including the earlier of (i) the end of such 30-day period and (ii) the Indemnifying Party’s assumption of such defense) and may consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to matter without the consent of the Indemnifying Party.  If any Third Party Claim is settled or compromised without the consent of the Indemnifying Party, the amount of such settlement or compromise shall not be determinative of (or otherwise necessarily expand or limit) (A) the obligation of the Indemnifying Party to indemnify the Indemnified Party with respect to such Third Party Claim or (B) the amount of any Damages payable by the Indemnifying Party hereunder (it being acknowledged and agreed that either the Indemnified Party or the Indemnifying Party may dispute the amount of such settlement or compromise as not being reflective or determinative of the amount of any Damages payable hereunder).
(e) Notwithstanding the foregoing, the conduct of any Tax Proceeding with respect to the Company shall be governed by Section 5.19(c), rather than this Section 8.6.
8.7 Company Holders’ Agent.
(a) At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Company Holders’ Agent.  Fortis Advisors LLC hereby accepts its appointment as the Company Holders’ Agent.  For purposes of this Agreement, the term “Company Holders’ Agent” means the exclusive agent and attorney-in-fact for and on behalf of the Company Holders to: (i) give and receive notices and communications to or from Acquiror (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions contemplated by this Agreement and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Company Holders individually); (ii) authorize deliveries to Acquiror to retain cash from the Indemnity Holdback Fund in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to such claims pursuant to Section 8.4; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (v) consent or agree to any amendment to this Agreement; and (vi) take all actions necessary or appropriate in the judgment of the Company Holders’ Agent for the accomplishment of the foregoing or otherwise in connection with this Agreement, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Company Holders’ Agent shall have no obligation to act on behalf of the Company Holders, except as expressly provided herein and in the Company Holders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Company Holders’ Agent in any ancillary agreement, schedule, exhibit or the Disclosure Letter.  The Person serving as the Company Holders’ Agent may be replaced from time to time by the Company Holders holding of a majority of the aggregate Pro Rata Shares upon not less than ten (10) days’ prior written notice to Acquiror.  No bond shall be required of the Company Holders’ Agent.

(b) Certain Company Holders have entered into an engagement agreement (the “Company Holders’ Agent Engagement Agreement”) with the Company Holders’ Agent to provide direction to the Company Holders’ Agent in connection with its services under this Agreement and the Company Holders’ Agent Engagement Agreement (such Company Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Company Holders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Company Holders’ Agent Group”),  shall be liable to any former Company Holder for any act done or omitted hereunder or under the Company Holders’ Agent Engagement Agreement as the Company Holders’ Agent without gross negligence, willful misconduct, or bad faith (and any act done or omitted pursuant to the bona fide good faith advice of counsel shall be conclusive evidence of good faith).  To the fullest extent permitted by applicable Legal Requirements, the Company Holders shall severally indemnify the Company Holders’ Agent Group and hold it harmless against any loss, liability, claims, costs, damages, fees, judgments, fines or amounts paid in settlement or expense (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) incurred without gross negligence, willful misconduct or bad faith on the part of the Company Holders’ Agent and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Company Holders’ Agent Engagement Agreement, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Company Holders’ Agent.  If not paid directly to the Company Holders’ Agent by the Company Holders, such losses, liabilities or expenses may be recovered by the Company Holders’ Agent from the Indemnity Holdback Fund otherwise distributable to the Company Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the expiration of the Indemnity Holdback Period, pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Company Holders according to their respective Pro Rata Shares. The Company Holders acknowledge that the Company Holders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby.  Furthermore, the Company Holders’ Agent shall not be required to take any action unless the Company Holders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Company Holders’ Agent against the costs, expenses and liabilities which may be incurred by the Company Holders’ Agent in performing such actions. The Company Holders’ Agent shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Holder or other party.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Company Holders’ Agent that is within the scope of the Company Holders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Holders and shall be final, binding and conclusive upon each such Company Holder and their successors as if confirmed and ratified in writing by each such Company Holder and all defenses which may be available to any Company Holder to contest, negate or disaffirm the action of the Company Holders’ Agent taken in good faith under this Agreement or the Company Holders’ Agent Engagement Agreement are waived; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Holder.
(d) In connection with the performance of its obligations hereunder, the Company Holders’ Agent shall have the right at any time and from time to time to select and engage, at the cost and expense of the Company Holders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, and maintain such records, as the Company Holders’ Agent may deem necessary or desirable and incur other out-of-pocket expenses related to performing its services hereunder.
(e) All of the immunities and powers granted to the Company Holders’ Agent Group under this Agreement shall survive the Closing and/or any termination of this Agreement.  The grant of authority provided for to the Company Holders’ Agent Group in this Section 8.7 (i) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Holder and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Company Holder of the whole or any fraction of his, her or its interest in the Adjustment Holdback Fund or the Indemnity Holdback Fund.
8.8   Treatment of Indemnification Payments.  All indemnification payments made pursuant to this Article VIII shall be treated by the parties as adjustments to the Total Merger Consideration, including for U.S. federal and applicable state income Tax purposes, unless otherwise required by applicable Legal Requirements.
ARTICLE IX

GENERAL PROVISIONS

9.1   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice), provided that notices to the Company Holders’ Agent shall be delivered solely by facsimile or email:
if to Acquiror, Merger Sub, or, following the Closing, the Surviving Corporation, to:
Cirrus Logic, Inc.
800 W 6th Street
Austin, Texas 78701
Attention: General Counsel
E-mail: Scott.Thomas@cirrus.com

with a copy to (which shall not constitute notice):
Vinson & Elkins L.L.P.
2801 Via Fortuna, Suite 100
Austin, TX 78746
Attention: Wes Jones
E-mail: wjones@velaw.com

if to the Company prior to the Closing, to:
Lion Semiconductor Inc.
332 Townsend Street
San Francisco, California 94107
Attention: Chief Executive Officer
E-mail: wonyoung@lionsemi.com
with a copy to (which shall not constitute notice):
Wilmer Cutler Pickering Hale and Dorr LLP.
2600 El Camino Real, Suite 400
Palo Alto, CA 94306
Attention: Glenn Luinenburg and Eric Hanson
E-mail: Glenn.Luinenburg@wilmerhale.com and Eric.Hanson@wilmerhale.com if to the Company Holders’ Agent, to:
Fortis Advisors LLC
Attention: Notice Department
E-mail: notices@fortisrep.com
Facsimile: (858) 408-1843

9.2   Interpretation.
(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” unless the context of this Agreement otherwise requires.  The words “shall” and “will” are used interchangeably and have the same meaning.  Any undefined accounting term shall have the meaning assigned to it pursuant to GAAP.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder,” and derivative or similar words refer to this entire Agreement.  If a word or phrase is defined, its other grammatical forms have a corresponding meaning.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  A defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place where it is defined.  All references to a specific time of day in this Agreement shall be based upon Central Standard Time or Central Daylight Savings Time, as applicable, on the date in question.  The word “or” shall have the inclusive meaning represented by the phrase “and/or” unless the context requires otherwise.  Time periods within or following which any payment is to be made or an act is to be done shall be calculated by excluding the day on which the time period commences and including the day on which the time period ends and by extending the period to the next Business Day following if the last day of the time period is not a Business Day.

(b)  The Disclosure Letter shall be arranged in Sections corresponding to the numbered sections contained in Article II or other relevant Sections of this Agreement, and the disclosure in any section of the Disclosure Letter shall qualify (a) the corresponding Section of this Agreement and (b) the other Sections of this Agreement to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other Sections. The inclusion of any information in the Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has had or would reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiary, or is outside the ordinary course of business.
9.3 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.  Delivery of a copy of this Agreement bearing an original or electronic signature by facsimile transmission or by electronic mail shall have the same effect as physical delivery of the paper document bearing an original signature.  Slight variations in the form of signature page counterpart executed by any party hereto (including different footnotes or document numbers) shall be considered immaterial and shall not invalidate any such counterpart signature.
9.4 Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the Exhibits attached hereto, and the Schedules, including the Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof (including that certain Letter of Intent, dated May 7, 2021), except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons and Section 5.17 is intended to benefit Indemnified Company Parties), and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.
9.5 Assignment.  Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned Subsidiary of Acquiror without the prior consent of the Company or Company Holders’ Agent; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.
9.6 Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business, and other purposes of such void or unenforceable provision.

9.7 Remedies Cumulative.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.8 No Waiver Relating to Claims for Fraud.  The liability of any party hereto under Article VIII will be in addition to, and not exclusive of, any other liability that such party may have at law or equity based on the Fraud of any Person.  None of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, will be deemed a waiver by any party hereto to this Agreement of any right or remedy that such party may have at law or equity with respect to a claim for Fraud, nor will any such provisions limit, or be deemed to limit, (a) the amounts of recovery sought or awarded in any such claim for Fraud, (b) the time period during which a claim for Fraud may be brought, or (c) the recourse that any such party may seek against another party with respect to a claim for Fraud; provided, that with respect to such rights and remedies at law or equity, the parties hereto further acknowledge and agree that none of the provisions of this Section 9.8, nor any reference to this Section 9.8 throughout this Agreement, will be deemed a waiver of any defenses that may be available in respect of actions or claims for Fraud, including defenses of statutes of limitations or limitations of damages.
9.9 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the federal district court of the United States of America located within the City of Wilmington in the State of Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 8.4(c)), and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such Court of Chancery in the State of Delaware or federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof.  With respect to any particular Proceeding, venue shall lie solely in the City of Wilmington, Delaware.
9.10 Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.11 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
9.12 Time.  Time is of the essence in the performance of this Agreement.
9.13 Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney-Client Privilege.
(a) Effective as of the Closing, Acquiror hereby waives and agrees not to assert, and Acquiror agrees to cause the Surviving Corporation and each of its Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing (any “Post-Closing Representation”) of the Company Holders’ Agent, any Company Holder, any of their respective Affiliates or any officer, employee or director of the Company Holders’ Agent, any Company Holder, the Company or any Company Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by Wilmer Cutler Pickering Hale and Dorr LLP and any other legal counsel currently representing any Designated Person in connection with this Agreement or Transaction Document (the “Current Representation”).
(b) Effective as of the Closing, Acquiror hereby agrees not to control or assert, and Acquiror agrees to cause the Surviving Corporation and each of its Subsidiaries not to control or assert, any attorney-client privilege, work product protection or other similar privilege or protection applicable to any communication between any legal counsel and any Designated Person during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Acquiror, the Surviving Corporation or any of their respective Affiliates (including, after the Closing, the Company and the Company Subsidiary) (the “Protected Communications”), it being the intention of the parties hereto that, notwithstanding anything to the contrary in Section 1.2 or Section 259 of the DGCL, all rights of any Person under or with respect to such attorney-client privilege, work product protection or other similar privilege or protection, including the right to waive, assert and otherwise control such attorney-client privilege, work product protection or other similar privilege or protection, shall be (and are hereby) transferred to or retained by (as applicable), and vested solely in, such Designated Person; provided, however, the foregoing shall not prohibit Acquiror or the Surviving Company from seeking proper discovery of such Protected Communications in connection with any dispute or Proceeding relating to or in connection with this Agreement or any of the transactions contemplated hereby.  The attorney-client privilege, attorney work product protection and expectation of client confidence involving general business matters of the Company (but not, for the avoidance of doubt, to the extent relating to any Protected Communications or the negotiation, documentation and consummation of the transactions contemplated by this Agreement) and arising prior to the Closing are for the sole benefit of the Company, and Acquiror shall, from and after the Effective Time, hold and control all such attorney-client privilege, attorney work product protection and expectation of client confidence.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of Acquiror, Merger Sub, the Company Holders’ Agent and the Company have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Acquiror

CIRRUS LOGIC, INC.

By: /s/ John Forsyth
Name: John Forsyth
Title: President and Chief Executive Officer

Merger Sub

LEO MERGER SUB, INC.

By: /s/ Thurman K. Case
Name: Thurman K. Case
Title: Chief Financial Officer and Vice President

Signature Page to
Agreement and Plan of Merger

Company

LION SEMICONDUCTOR INC.

By:	/s/ Wonyoung Kim
Name:	Wonyoung Kim
Title:	CEO

Signature Page to
Agreement and Plan of Merger

Company Holders’ Agent

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

Signature Page to
Agreement and Plan of Merger

EXHIBIT A

DEFINED TERMS

“Accounting Arbitrator” means Armanino LLP or another accountant reasonably acceptable to Acquiror and the Company Holders’ Agent.
“Acquiror” has the meaning set forth in the Preamble.
“Acquiror Benefit Plans” has the meaning set forth in Section 5.10(b).
“Acquiror Closing Certificate” has the meaning set forth in Section 1.4(a)(v).
“Acquiror Closing Statement” has the meaning set forth in Section 1.15(a).
“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror or an Affiliate of Acquiror), or any public announcement of intention to enter into any such agreement (or of intention to make) any offer, proposal or bona fide indication of interest, relating to, or that contemplates:  (a) any acquisition or purchase from the Company, or from the stockholders of the Company, by any Person or Group of more than a 50% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 50% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of all or substantially all of the assets of the Company in any single transaction or series of related transactions; or (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property.
“Adjustment Holdback Amount” means $1,500,000.
“Adjustment Holdback Fund” has the meaning set forth in Section 1.10.
“Advisory Group” has the meaning set forth in Section 8.7(b).
“Affiliate” of a Person means any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Aggregate Exercise Amount” means the amount represented by the aggregate exercise prices of (a) all Company Options and (b) all Company Warrants, in each case, outstanding immediately prior to the Effective Time (other than any Company Options that are cancelled without consideration pursuant to Section 1.9(a)(ii)).
“Agreement” has the meaning set forth in the Preamble.
“Agreement Date” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” means the (i) the United States Foreign Corrupt Practices Act of 1977, as amended, (ii) South Korea’s Improper Solicitation and Graft Act, (iii) Articles 389-393 of China’s Criminal Code, and (iv) all other similar or equivalent anticorruption and/or anti-bribery laws of any jurisdiction applicable to Company.
“Anti-Money Laundering Laws” has the meaning set forth in Section 2.16(c).
“Approval” has the meaning set forth in Section 2.6(a).
“Balance Sheet” has the meaning set forth in Section 2.11(a).
“Balance Sheet Date” has the meaning set forth in Section 2.11(b).
“Basket” has the meaning set forth in Section 8.2(b)(iii).
“Business Data” means all business information and data that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by the Company or the Company Subsidiaries in the course of the conduct of the business of the Company.
“Business Day” means a day (a) other than Saturday or Sunday, and (b) on which commercial banks are open for business in the State of Texas.
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136).
“Carta” has the meaning set forth in Section 1.11(b).
“Carta Cancellation” has the meaning set forth in Section 1.11(b).
“Cash Adjustment Amount” has the meaning set forth in Section 1.15(a)(i).
“Certificate of Merger” has the meaning set forth in Section 1.2.
“Certificates” has the meaning set forth in Section 1.11(b).
“Closing” has the meaning set forth in Section 1.3.
“Closing Date” has the meaning set forth in Section 1.3.
“Closing Statement” has the meaning set forth in Section 1.4(b)(x).
“COBRA” has the meaning set forth in Section 2.20(d).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the Preamble.
“Company Authorizations” has the meaning set forth in Section 2.6(b).
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Preferred Stock.

“Company Cash” means, as of a particular time of determination, cash of the Company and the Company Subsidiaries (but not including cash deposited as collateral for letters of credit, customer or employee deposits, or other restricted cash) and cash equivalents reflected on the general ledger of the Company and the Company Subsidiaries, net of any bank overdrafts, and as adjusted for any deposits in transit, any outstanding checks and/or ACH and other proper reconciling items, all as determined in accordance with GAAP.
“Company Closing Certificate” has the meaning set forth in Section 1.4(b)(i).
“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.
“Company Debt” has the meaning set forth in Section 2.9(e).
“Company Debt Adjustment Amount” has the meaning set forth in Section 1.15(a)(iii).
“Company Employee Plan” has the meaning set forth in Section 2.20(a).
“Company Holders” means the Company Stockholders (other than a holder solely of shares of Company Capital Stock which constitute and remain Dissenting Shares), the Company Optionholders, the Company Warrantholders, and the Company Noteholders, collectively, in each case as of immediately prior to the Effective Time.
“Company Holders’ Agent” has the meaning set forth in the Preamble.
“Company Holders Share” has the meaning set forth in Section 5.18.
“Company Intellectual Property Embodiment” means an Intellectual Property Embodiment owned or purported to be owned by the Company or any Company Subsidiary.
“Company Intellectual Property Right” means an Intellectual Property Right owned or purported to be owned by the Company or a Company Subsidiary.
“Company Notes” means the convertible promissory notes of the Company set forth on Schedule 2.8(d).
“Company Noteholders” means the holders of Company Notes.
“Company Option Plans” means the Company’s Equity Incentive Plan and any other equity incentive plan of the Company.
“Company Optionholders” means the holders of Company Options.
“Company Options” means options to purchase shares of Company Common Stock, whether under any of the Company Option Plans or otherwise.
“Company Per Share Amount” means the quotient obtained by dividing (a) the sum of (i) the Initial Merger Consideration, less (ii) the Note Consideration, and plus (iii) the Aggregate Exercise Amount by (b) the Fully-Diluted Number.

“Company Privacy Policies” means the published privacy policies and internal privacy policies and guidelines of the Company and any Company Subsidiary, including privacy notices provided to employees and contractors of the Company and the Company Subsidiaries.
“Company Products” means all products and services of the Company and any Company Subsidiary that are developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by the Company or any Company Subsidiary to customers.
“Company Proprietary Software” means a Company Intellectual Property Embodiment that is Software.
“Company Real Estate” has the meaning set forth in Section 2.12(a).
“Company Representatives” has the meaning set forth in Section 5.2(a).
“Company Secretary’s Certificate” has the meaning set forth in Section 1.4(b)(ii).
“Company Stockholder Approval” has the meaning set forth in Recital B.
“Company Stockholders” means the holders of shares of outstanding Company Capital Stock.
“Company Subsidiary” means each of the Company’s Subsidiaries.
“Company Subsidiary Organizational Documents” has the meaning set forth in Section 2.3(b).
“Company Systems” means the computer systems (including the computer software, firmware and hardware), telecommunications, networks, peripherals, platforms, computer systems and other similar or related items of automated, computerized and/or software systems that are owned or leased by the Company or any Company Subsidiary and used by the Company or any Company Subsidiary to provide Company Products to the customers of the Company or any Company Subsidiary or otherwise operate the business of the Company or any Company Subsidiary, but not, for purposes of this definition, the Company Products or underlying information related thereto.
“Company Warrants” means the warrants to purchase shares of Company Capital Stock set forth on Schedule 2.8(e).
“Company Warrantholders” means the holders of Company Warrants.
“Confidentiality Agreement” has the meaning set forth in Section 5.11.
“Consideration Spreadsheet” has the meaning set forth in Section 5.8.
“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under state, local or non-U.S. Legal Requirements.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect on or prior to the Effective Time.

“Creditors’ Rights” has the meaning set forth in Section 2.4(a).
“Current Representation” has the meaning set forth in Section 9.13(a).
“Customs & International Trade Laws” has the meaning set forth in Section 2.24.
“COVID-19” means SARS-CoV-2 or COVID-19, and any variants thereof or related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, directive, or guidelines by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act.
“D&O Tail Policy” has the meaning set forth in Section 5.17(c).
“Damages” means all damages (including consequential damages to the extent reasonably foreseeable), losses, Liabilities, assessments, payments, amounts paid in settlement, Taxes, fines, penalties, judgments, awards, costs, and expenses (including reasonable fees and expenses of outside attorneys, accountants, and other professional advisors and of expert witnesses, and other out-of-pocket costs of investigation, preparation, and litigation in connection with any claim for indemnification under this Agreement, including any Proceeding or threatened Proceeding).
“Data Privacy and Security Requirements” means, collectively, (a) the Company Privacy Policies, (b) all Privacy Laws, and (c) all contractual obligations (including those with the customers of the Company) relating to:  (i) the privacy of users of any of the Company’s web properties, products and/or services, including the Company Products; (ii) the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Data or Business Data collected or used by the Company and/or by third parties having access to such Personal Data or Business Data; and (iii) the transmission of marketing and/or commercial messages through any means, including email and text message.
“Designated Person” has the meaning set forth in Section 9.13(a).
“DGCL” means the General Corporation Law of the State of Delaware.
“Disclosure Letter” has the meaning set forth in Article II.
“Disputed Matters” has the meaning set forth in Section 1.15(a)(iv)(A).
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time that are held by a Person that is entitled to demand and properly demands appraisal of such shares of Company Capital Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL in connection with the Merger.
“Effective Time” has the meaning set forth in Section 1.5.
“Employee Confidentiality Agreement” has the meaning set forth in Recital C.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset, and (d) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental and Safety Laws” means any foreign, federal, state, or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.
“Equity Interests” means: (a) any shares, interests, participations or other equivalents (however designated) of capital stock of a corporation; (b) any ownership interests in a Person (other than a corporation), including limited liability company interests, membership interests, partnership interests, joint venture interests and beneficial interests; and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.
“ERISA” has the meaning set forth in Section 2.20(a).
“ERISA Affiliate” has the meaning set forth in Section 2.20(a).
“Estimated Company Cash” has the meaning set forth in Section 1.4(b)(x)(A).
“Estimated Company Debt” has the meaning set forth in Section 1.4(b)(x)(C).
“Estimated Net Working Capital” has the meaning set forth in Section 1.4(b)(x)(D)
“Estimated Transaction Expenses” has the meaning set forth in Section 1.4(b)(x)(B).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Extended Representations Limit” means $87,000,000.
“Facilities” means all buildings and improvements on the Property.
“Final Adjustment Amount” means the sum of the Cash Adjustment Amount, the Transaction Expense Adjustment Amount, the Company Debt Adjustment Amount and the Net Working Capital Adjustment Amount, as finally determined in accordance with Section 1.15(b).
“Final Net Working Capital” has the meaning set forth in Section 1.15(a)(iii).
“Financial Statements” has the meaning set forth in Section 2.9(a).
“Fraud” means, with respect to a party, means a knowing, willful or intentional misrepresentation of a fact or omission of a fact that would give rise to common law fraud under the laws of the State of Delaware (and not any form of fraud premised on recklessness or negligence).

“Fully-Diluted Number” means the sum without duplication of (a) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time, (b) the total number of shares of Company Capital Stock (on an as-converted basis, as applicable) issuable upon the exercise (and subsequent conversion, to the extent applicable) of Company Options entitled to receive consideration under Section 1.9(a)(ii), and (c) the total number of shares of Company Capital Stock (on an as-converted basis, as applicable) issuable upon the exercise (and subsequent conversion, to the extent applicable) of Company Warrants entitled to receive consideration under Section 1.9(a)(iii).
“Fundamental Representations” has the meaning set forth in Section 8.1.
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator or arbitration authority, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.
“Governmental Official” means any officer or employee of a Governmental Entity, a public international organization, or any department or agency thereof or any person acting in an official capacity for such government or organization, including (i) a foreign official as defined in the FCPA, (ii) a public servant as defined in South Korea’s Improper Solicitation and Graft Act, (iii) a state functionary as defined in the criminal code of the People’s Republic of China, (iv) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (v) any non-U.S. political party or party official or any candidate for foreign political office.
“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“Harmful Code” means any program routine, device or other feature, that is not documented in the Company Products’ technical documentation, that is designed to delete, disable, interfere with, perform unauthorized modifications to, or provide unauthorized access to any Software or Company Product.
“Hazardous Materials” means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.
“Immigration Act” has the meaning set forth in Section 2.16(d).
“Indebtedness” means with respect to any Person at any date, without duplication:  (a) all obligations of such Person for borrowed money or in respect of loans or advances; (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments (including any stockholder notes, deferred purchase price obligations or earnout obligations issued or entered into in connection with any acquisition undertaken by such Person); (c) all obligations in respect of letters of credit, to the extent drawn, and bankers’ acceptances issued for the account of such Person; (d) all obligations and liabilities of such Person under leases required under GAAP to be capitalized; (e) all interest rate protection agreements of such Person (valued on a market quotation basis), if any; (f) all obligations of such Person secured by an Encumbrance; (g) all obligations of such Person that are not characterized as current liabilities under GAAP; (h) all guarantees of such Person in connection with any of the foregoing; (i) all outstanding checks that will ultimately be funded through such Person’s line of credit or other borrowed money; (j) all obligations for underfunded Company Employee Plans; (k) any off-balance financing of a Person (but excluding operating leases); (l) any Liability of a Person under any deferred compensation plans or arrangements; (m) all customer prepayments for multi-year obligations or otherwise, where cash has been collected for more than a one-year period or where cash has been collected in a manner not consistent with either the underlying contract with the applicable customer or normal business practices of the Person’s business; (n) any accrued interest and prepayment premiums or penalties relating to any amount prepaid at or in connection with the Closing related to any of the foregoing; and (o) any employer payroll Taxes that have been deferred by the Company or any Company Subsidiary pursuant to the CARES Act or any similar provision of other applicable Legal Requirements enacted in connection with the COVID-19. The Company Notes shall not be considered Indebtedness hereunder to the extent all Liabilities in respect of such Company Notes, including the prepayment premium described in paragraph 1(c)(i) of each Company Note are satisfied in full.

“Indemnifiable Transaction Expenses” means any Transaction Expenses which have not been paid as of the close of business on the day prior to the Closing Date and which have not been taken into account in the calculation of the Total Merger Consideration.  All Indemnifiable Transaction Expenses shall constitute “Damages” for purposes of Article VIII.
“Indemnity Holdback Amount” means $33,500,000.
“Indemnity Holdback Fund” has the meaning set forth in Section 8.3(a).
“Indemnity Holdback Period” has the meaning set forth in Section 8.1.
“Indemnified Company Parties” has the meaning set forth in Section 5.17(a).
“Indemnified Persons” means Acquiror, Merger Sub, the Surviving Corporation, each Subsidiary of Acquiror, and each officer, director, employee, consultant, agent, stockholder, Affiliate and successor or assign of Acquiror, Merger Sub, the Surviving Corporation, or any Subsidiary of Acquiror.
“Indemnified Taxes” means, to the extent not included the final determination of in Company Debt, Net Working Capital or Transaction Expenses, without duplication, any and all Taxes (a) imposed on the Company or any Company Subsidiary, or for which the Company or any Company Subsidiary is otherwise liable, for (i) any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date (as determined in accordance with Section 5.19(b)), and including for the avoidance of doubt, any liabilities for Taxes that arise as a result of any “subpart F income” (as defined in Section 952(a) of the Code) or “global intangible low-taxed income” (as defined in Section 951A of the Code) that would have been included in the income of the Company or any Company Subsidiary for any Straddle Period had the Taxable year of each foreign Company Subsidiary ended on (and included) the Closing Date and (ii) to the extent any such Taxes arise as a result of prepaid amounts received by the Company or any Company Subsidiary prior to the Closing or taken into account as an asset in the determination of Net Working Capital, any Taxable period; (b) resulting from a breach of the representations and warranties set forth in Section 2.19 (determined without regard to any materiality or knowledge qualifiers or any scheduled items) or covenants set forth in Sections 5.18 and 5.19; (c) that are Company Holders’ share of Transfer Taxes (to the extent not remitted by the Company Holder or by the Company Holders’ Agent in accordance with Section 5.18 to the applicable Tax Authority); (d) of any Consolidated Group (or any member thereof, other than the Company or any Company Subsidiary) of which the Company or any Company Subsidiary (or any predecessor of the Company or any Company Subsidiary) is or was a member on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502-6(a) or any analogous or similar state, local or non-U.S. Legal Requirements; (e) of any other Person for which the Company or any Company Subsidiary is liable as a transferee or successor, by contract or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing; or (f) that are employer payroll Taxes that have been deferred by the Company or any Company Subsidiary pursuant to the CARES Act or any other corresponding or similar provision of other applicable Legal Requirements enacted in connection with COVID-19.

“Indemnifying Persons” means all Company Holders that receive any portion of Total Merger Consideration pursuant to this Agreement.
“Information Statement” has the meaning set forth in Section 5.1.
“Infringed” or “Infringement” has the meaning set forth in Section 2.17(e).
“Initial Merger Consideration” means (a) $335,000,000 cash, plus (b) the Company Cash set forth in the Closing Statement, less (c) all Company Debt set forth in the Closing Statement, less (d) the Transaction Expenses set forth in the Closing Statement, less (e) the Adjustment Holdback Amount, less (f) the Indemnity Holdback Amount, less (g) the Reserve Amount, less (h) the amount, if any, by which Estimated Net Working Capital is less than the Net Working Capital Bottom Collar, and plus (i) the amount, if any by which the Estimated Net Working Capital is greater than the Net Working Capital Top Collar.
“Intellectual Property Embodiments” means the following:  (a) works of authorship (whether copyrightable or not), including Software (in any form), technical manuals, user manuals, and other documentation, algorithms, databases, data collections, diagrams, network configurations, architectures, protocols, schematics, specifications, and fonts; (b) inventions (whether or not reduced to practice), and all improvements thereto, techniques, methods, and processes (whether or not patentable); (c) trade secrets and proprietary information, (including ideas, results, records, and proposals for research and development and consulting work, know‑how, formulae, samples, compositions, manufacturing and production processes and techniques, operating and testing procedures, processes, test results, technical and non‑technical data, designs, drawings, specifications, manuals, instructions, tables, reports, customer and supplier lists and particulars, pricing and cost information, quotations, brochures and other sales, marketing and promotional information and business and marketing plans and proposals), in each case whether or not secret or confidential (and including any rights for the same to be kept secret or confidential) in any form including paper, electronically stored data, magnetic media, or film; (d) domain names, URLs, and web sites; (e) all photomasks and circuit topographies; and (f) trademarks, logos, service marks, trade names and other brand identifiers, interfaces, in each case whether or not registered with a Governmental Entity or embodied in any tangible or intangible form, whether subsisting now or in the future, and all copies and tangible embodiments thereof (in whatever form or medium).
“Intellectual Property Rights” means any and all proprietary rights embodied by Intellectual Property Embodiments, whether registered or unregistered, which may exist or be created under the laws of any jurisdiction, including:  (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, rights in databases, and moral rights; (b)  patents, utility models, industrial property rights, rights to apply for patents, rights with respect to patent disclosures, together with all reissues, continuations, continuations‑in‑part, divisional, revisions, extensions, and re‑examinations thereof; (c) mask work rights and other forms of integrated circuit layout design protection; (d) rights for the protection of trade secrets and rights arising under unfair competition laws; (e) rights to use internet domain names; (f) rights protecting trademarks, service marks, and trade names, and similar rights, including all goodwill and reputation associated therewith and the rights to protect such goodwill and reputation (including rights to sue for passing off or unfair competition), and all applications, registrations, rights to apply for registrations and rights of renewal in connection therewith; and (g) rights in or relating to registrations, renewals, extensions, combinations, and applications for, any of the rights referred to in clauses (a) through (f) above.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of Wonyoung Kim, John Crossley, Fred Chen, Thomas Li, of such fact, circumstance, event or other matter after conducting a reasonable inquiry, and (b) the implied knowledge of each such individual of such fact, circumstance, event, or other matter after conducting a reasonable inquiry of employees of the Company having a direct reporting relationship to such individuals.
“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Company Subsidiary.
“Letter of Transmittal” has the meaning set forth in Section 1.9(a)(i).
“Liabilities” means all debts, losses, liabilities, obligations, and commitments of any kind or nature whatsoever, whether accrued or unaccrued, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or Proceeding and those arising under any Contract.
“Material Adverse Effect” means any change, event, development, circumstance, or effect (each, an “Effect”) that, individually or taken together with all other Effects, is, or would be reasonably expected to, be materially adverse to the financial condition, business or results of operations of the Company  and the Company Subsidiaries, taken as a whole, except to the extent any such Effect primarily results from or primarily arises out of:  (i) changes in general economic conditions, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world (provided, that such changes do not affect the Company in a substantially disproportionate manner compared to other companies in the Company’s industry), (ii) changes affecting the industry generally in which the Company operates (provided, that such changes do not affect the Company in a substantially disproportionate manner compared to other companies in the Company’s industry), (iii) any change arising out of or resulting from actions contemplated by the parties in connection with this Agreement, (iv) changes in law, rules or regulations or generally accepted accounting principles or the interpretation or method of enforcement thereof, (v) any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Acquiror, or (vi) any COVID-19, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world, sabotage, terrorism, military action or war (whether or not declared).

“Material Contract” has the meaning set forth in Section 2.7(a).
“Merger” has the meaning set forth in Recital A.
“Merger Sub” has the meaning set forth in the Preamble.
“Mini-Basket” has the meaning set forth in Section 8.2(b)(ii).
“Net Working Capital” means (a) the Company’s consolidated total current assets as of the close of business on the day immediately prior to the Closing Date less (b) the Company’s consolidated total current liabilities as of the close of business on the day immediately prior to the Closing Date, in each case determined in accordance with GAAP.  For purposes of calculating Net Working Capital, (a) the Company’s current liabilities shall (i) exclude all Company Debt, (ii) exclude deferred Tax liabilities, and (iii) exclude all unpaid Transaction Expenses and all deferred revenue and (b) the Company’s current assets shall exclude (i) all Tax assets, (ii) all Company Cash, and (iii) all inventory.

“Net Working Capital Adjustment Amount” has the meaning set forth in Section 1.15(a)(iv).
 “Net Working Capital Bottom Collar” means $14,234,565.

“Net Working Capital Target” means $15,234,565.
 “Net Working Capital Top Collar” means $16,234,565.

“Non-Competition Agreement” has the meaning set forth in Recital E.
“Non-U.S. Continuing Employees” has the meaning set forth in Section 5.10(b).
“Note Cancellation Agreement” has the meaning set forth in Section 1.9(a)(iv).
“Note Consideration” has the meaning set forth in Section 1.9(a)(iv).
“Objection Notice” has the meaning set forth in Section 1.15(a)(iv)(A).
“Objection Period” has the meaning set forth in Section 1.15(a)(iv)(A).
“Offer Letter” has the meaning set forth in Recital C.
“Officer’s Certificate” has the meaning set forth in Section 8.4(a).
“Option Cancellation Agreement” has the meaning set forth in Section 1.9(a)(ii).
“Option Consideration” has the meaning set forth in Section 1.9(a)(ii).
“Organizational Documents” has the meaning set forth in Section 2.3(a).
“Outstanding Holdback Claims” has the meaning set forth in Section 8.3(b)(ii).
“Parachute Payment Waiver” means the parachute payment waiver in a form reasonably agreeable to the Acquiror and the Company, pursuant to which each Person identified on Schedule 5.12 to the Disclosure Letter has agreed to waive any and all right or entitlement to any payments and/or benefits that could reasonably be considered “contingent on a change in ownership or control” within the meaning of Treasury Regulation Section 1.280G-1 Q/A-22 the aggregate value thereof which exceeds three times such Person’s base amount determined in accordance with Section 280G less one dollar unless stockholder approval of such payments and/or benefits is obtained pursuant to Section 5.14.
“Paying Agent” has the meaning set forth in Section 1.11(a).
“Paying Agent Agreement” has the meaning set forth in Section 1.4(a)(vi).

“Permitted Encumbrances” means:  (a) statutory liens for Taxes that are not yet due and payable or for Taxes being contested in good faith by any appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Legal Requirements; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (e) non-exclusive licenses with respect to Intellectual Property Rights.
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, other business organization or Governmental Entity.
“Personal Data” means (i) all information that related to an identified or identifiable natural person or household and (ii) all personal information or personal data as defined in the applicable Privacy Laws, including a natural person’s name, street address, telephone number, e-mail address, social security number, driver’s license number, passport number, or financial account information.
“Post-Closing Representation” has the meaning set forth in Section 9.13(a).
“Pre-Closing Period” has the meaning set forth in Section 4.1.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.
“Pre-Closing Tax Return” has the meaning set forth in Section 5.19(a).
“Preferred Stock” has the meaning set forth in Section 2.8(a).
“Privacy Laws” means any Legal Requirement relating to the Processing of Personal Data, including the EU General Data Protection Regulation EU/2016/679, the ePrivacy Directive 2002/58/EC, as amended by Directive 2009/136 and as implemented by EU Member States, and the California Consumer Privacy Act.
“Process,” “Processed” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
“Pro Rata Holdback Share” means, with respect to each Company Holder, the applicable percentage set forth opposite the name of such Company Holder under the column titled “Pro Rata Holdback Share” of the Consideration Spreadsheet as of the date hereof, which percentage shall be subject to automatic adjustment among the Company Holders as of any date based on the delivery by the Company Stockholders of the Sellers’ Agreement or a joinder to the Sellers’ Agreement, the Company Optionholders of the Option Cancellation Agreements, the Company Warrantholders of the Warrant Cancellation Agreement, and the Company Noteholders of the Note Cancellation Agreements, as the case may be; provided, that it is acknowledged and agreed that, in accordance with the Consideration Spreadsheet, the respective Pro Rata Holdback Share of each applicable Company Holder shall be calculated for purposes of any distribution by reference to the relative amount of such distribution that would have been payable to such Company Holder if made at the Closing after taking into account all other payments to the Company Holders hereunder prior to such distribution.  For the avoidance of doubt, “Pro Rata Holdback Share” shall include only those Company Holders that have executed the Sellers’ Agreement or a joinder to the Sellers’ Agreement and/or delivered an Option Cancellation Agreement, and/or a Warrant Cancellation Agreement and/or a Note Cancellation Agreement, as the case may be, as of the applicable date of determination and the individual “Pro Rata Holdback Share” of any Company Holder as of such date shall be calculated as a percentage of the aggregate “Pro Rata Holdback Share” as of such date; provided, that upon the delivery by a Company Holder of a joinder to the Sellers’ Agreement, an Option Cancellation Agreement and/or a Note Cancellation Agreement, as applicable, following the date hereof, the Pro Rata Holdback Share shall be deemed adjusted to include such Company Holder (it being understood that the “Pro Rata Holdback Share” of each Company Holder, when taken together with the “Pro Rata Holdback Share” of each of the other Company Holder as of any applicable date of determination, shall always equal 100%).

“Pro Rata Share” means the percentages set forth across from the name of each Company Holder on the Consideration Spreadsheet under the column titled “Pro Rata Share”; which percentage shall be calculated, as of the applicable date of determination, as a percentage equal to the quotient of (a) the portion of the Total Merger Consideration (as adjusted pursuant to this Agreement) paid to or for the benefit of such Company Holder divided by (b) the aggregate Total Merger Consideration (as adjusted pursuant to this Agreement) paid to or for the benefit of all Company Holders (it being understood that the “Pro Rata Share” of each Company Holder, when taken together with the “Pro Rata Share” of each of the other Company Holders as of any applicable date of determination, shall always equal 100%).
“Proceeding” means any action, suit, proceeding, complaint, charge, inquiry, hearing, investigation, audit, arbitration, or mediation before or by a Governmental Entity, any arbitrator or arbitration panel or any mediator or mediation panel.
“Property” means all real property leased, owned, or occupied by the Company.
“Protected Communications” has the meaning set forth in Section 9.13(b).
“Publicly Available Software” means Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following:  (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Source License (SISL); (G) the Apache Software License; and (H) any other license that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.
“Receivables” has the meaning set forth in Section 2.26.
“Registered Intellectual Property Rights” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Entity, including all patents, registered copyrights, registered domain names and registered trademarks and all applications for any of the foregoing.
“Release Date” has the meaning set forth in Section 8.3(b).
“Reserve Account” has the meaning set forth in Section 1.4(a)(iv).
“Reserve Amount” means an amount equal to $100,000.
“Reserve Release Date” has the meaning set forth in Section 1.4(a)(iv).
“Retention Agreement” has the meaning set forth in Section 1.4(a)(vii).
“SEC” means the Securities and Exchange Commission.
“SEC Financial Statements” has the meaning set forth in Section 5.4(a).

“Section 280G” has the meaning set forth in Section 2.20(k).

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers’ Agreement” has the meaning set forth in Recital B.

 “Series A Preferred” has the meaning set forth in Section 2.8(a).

 “Series B Preferred” has the meaning set forth in Section 2.8(a).

“Series B-1 Preferred” has the meaning set forth in Section 2.8(a).

“Series B-2 Preferred” has the meaning set forth in Section 2.8(a).

“Series Seed Preferred” has the meaning set forth in Section 2.8(a).

“Significant Customers and Distributors” has the meaning set forth in Section 2.25(a).
“Significant Supplier” has the meaning set forth in Section 2.25(b).
“Software” means any computer program, operating system, applications system, firmware, scripts, or software code of any nature, whether operational, under development or inactive, including all object code and source code, whether in machine-readable form, programming language, or any other language or symbols, and whether stored, encoded, recorded, or written on disk, tape, film, memory device, paper, or other media of any nature, plus any derivations, updates, enhancements, and customization of any of the foregoing.
“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.
“Straddle Tax Return” has the meaning set forth in Section 5.19(a)(ii).
“Subsidiary” means, as of the applicable point in time, each corporation, partnership, limited liability company or other entity of which a Person owns, directly or indirectly, more than 50% of the outstanding voting securities or voting equity interests or of which a Person has the power, directly or indirectly, whether through ownership of equity securities, by contract or otherwise, to direct or manage its business or affairs.
“Surviving Corporation” has the meaning set forth in Section 1.2.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any taxes, assessments, fees, and other governmental charges  in the nature of a tax imposed by any Governmental Entity, including any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not), (b) any Liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of a Consolidated Group for any Taxable period, and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person, as a result of the operation of law, or as a result of any contractual obligation to assume such Liability or to indemnify any other Person for such Liability (other than pursuant to a contract not primarily related to Taxes and that was entered into in the ordinary course of business).

“Tax Authority” means any Governmental Entity responsible for the imposition, collection or assessment of any Tax.
“Tax Proceeding” has the meaning set forth in Section 5.19(c).
“Tax Return” means any return, statement, report, claim for refund, or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with any Tax Authority with respect to Taxes, and including any amendment thereof.
“Termination Date” has the meaning set forth in Section 7.1(b).
“Third Party Claim” has the meaning set forth in Section 8.6(a).
“Third Party Intellectual Property Right” means an Intellectual Property Right owned by a third party that is licensed to, or otherwise made available for use by, the Company or any Company Subsidiary.
“Total Merger Consideration” means an amount equal to (a) the Initial Merger Consideration, plus (b) any payments made to the Company Holders pursuant to Section 1.4(a)(iv), Section 1.15(d), or Section 8.3.
“Transaction Documents” means this Agreement, the Disclosure Letter, the Sellers’ Agreement, the Option Cancellation Agreements, the Note Cancellation Agreements, the Warrant Cancellation Agreements, the Closing Statement, the Certificate of Merger, the Paying Agent Agreement, the Offer Letters, the Non-Competition Agreements, the Employee Confidentiality Agreements, the Consideration Spreadsheet, the Acquiror Closing Certificate, the Company Closing Certificate, and the Company Secretary’s Certificate.
“Transaction Expense Adjustment Amount” has the meaning set forth in Section 1.15(a)(ii).
“Transaction Expenses” means (a) all out-of-pocket fees and expenses of the Company or any Company Subsidiary in connection with the Merger, this Agreement and the transactions contemplated hereby, whether or not paid, payable, billed or accrued prior to or after the Closing (including any fees and expenses of legal counsel and accountants, fees and expenses payable to financial advisors, investment bankers and brokers of the Company notwithstanding any contingencies for earnouts, escrows, etc., and any such fees incurred by Company Holders paid for or to be paid for by the Company, any fees and expenses incurred in connection with the termination of any Company Employee Plan, and expenses of Company Holders in connection with the Merger that the Company has agreed to pay or is otherwise obligated to pay and any employer Taxes incurred by the Company in connection with any of the foregoing), plus (b) the aggregate amount of employee compensation deferred and not paid to employees by the close of business on the day prior to the Closing Date pursuant to the Company’s deferred compensation plan, including the aggregate amount of employer Taxes, including any interest and penalties on such amount, plus (c) the aggregate amount of all additional severance, redundancy, or retention obligations or change of control or transaction payment obligations or similar obligations to current or former directors, managers, officers, employees and other service providers of the Company or any Company Subsidiary pursuant to the Company Employee Plans or any other Company plans, arrangements, agreements (including individual employment agreements), or other arrangements or mechanisms, in each case, in which the Company is a party prior to the Effective Time, resulting in payments to be made to or for the benefit of any employee or other Person, including all employer Taxes on any of the foregoing, and, for the avoidance of doubt, excluding any Retention Agreement entered into with Acquiror, plus (d) the full cost of the D&O Tail Policy, plus (f) all employer Taxes on any payments made to the Company Optionholders pursuant to this Agreement, plus (g) fifty percent (50%) of the costs of any Transfer Taxes (to the extent not remitted by the Company Holder or by the Company Holders’ Agent in accordance with Section 5.19 to the applicable Tax Authority), and plus (h) fifty percent (50%) of the costs and expenses of the Paying Agent.

“Transaction Tax Deductions” means any income Tax deductions of the Company or any Company Subsidiary resulting from or attributable to the payment of any Transaction Expenses or any Company Debt.
“Transfer Taxes” has the meaning set forth in Section 5.18.
“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.  All references herein to Sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, temporary, or final Treasury Regulations.
“U.S. Continuing Employees” has the meaning set forth in Section 5.10(b).
“VDA” has the meaning set forth in Section 5.19(e).
“Warrant Cancellation Agreement” has the meaning set forth in Section 1.9(a)(iii).